Form 10-K, Exhibit 13
period 1996-12-31
TOWN & COUNTRY TRUST
filed 1997-03-31
CIK 906110

                                                            Exhibit 13


                                     T C
                                 T [LOGO] 96




             THE REGISTRANT'S 1996 ANNUAL REPORT TO SHAREHOLDERS


           THE TOWN AND COUNTRY TRUST A REAL ESTATE INVESTMENT TRUST
                               ANNUAL 1996 REPORT







                            [OUTSIDE FRONT COVER]

[Photo 1: Black and white photograph of stairway at The Village of McNair Farms in Herndon, Virginia]

                             [INSIDE FRONT COVER]

The Town and Country Trust is a leading owner-manager of multifamily residential properties in the mid-Atlantic region, with a portfolio of 13,631 apartment units in 35 communities in Maryland, Virginia, Pennsylvania And Delaware. A real estate investment trust, The Town and Country Trust's shares are listed on the New York Stock Exchange under the symbol TCT. [WATERMARK TEXT:96]

             HIGHLIGHTS OF FINANCIAL RESULTS [WATERMARK TEXT:96]

                                  1995                1996
Funds from Operations (FFO)*   $29,227,000         $30,547,000 (baseline $27,000,000)
FFO per share                  $      1.63         $1.70       (baseline $1.50)
Earnings before interest       $50,195,000         $50,739,000 (baseline $50,000,000)
Revenues                       $89,455,000         $91,163,000 (baseline $85,000,000)


* Starting January 1, 1996, the National Association of Real Estate Investment
Trusts (NAREIT) modified its definition of Funds from Operations, so that two non-cash items--amortization of deferred financing costs and depreciation of non-real estate assets--are no longer added back to net income in calculating
FFO. The Trust's annual amortization of deferred financing costs is approximately $2,300,000 or $0.13 per share and these costs will be fully amortized in August, 1998. FFO for 1995, originally reported as $1.77 per share, has been restated.

--------------------------------------------------------------------------------
DEAR SHAREHOLDER:


In 1996, the Trust had another year of steady, modest growth in our financial results, as shown in the highlights on the facing page. Here are some indicators of the underlying strength of our business: Occupancy in our communities remained at a healthy average of 94%, about the same as 1994 and 1995, as we continue to enjoy one of the lowest resident turnover rates in the country. We project that the revenue-enhancing upgrading and modernization program we launched two years ago will continue to produce a return of about 25% on the total expenditures incurred. In addition, interest expense for 1996 was reduced by $677,000, in part as a result of the interest rate swap we executed in January, 1996. We have kept the annual dividend rate at $1.60 by declaring a dividend of $0.40 for the fourth quarter.


    [photo 2: black and white photograph of entryway at Versailles-North
                         Charles in Towson, Maryland]

--------------------------------------------------------------------------------
The Trust's key strengths continue to be our properties themselves, our management team and the markets in which we operate. The fundamentals to our long-term success are keeping our residents happy, occupancy high, turnover low and rents increasing. In 1996, we spent more than $6,300,000 on maintenance and repairs and almost $4,000,000 for exterior painting, redecorating common areas and the replacement of roofs, parking lots and appliances, and similar capital expenditures. We also invested an additional $2,300,000 to upgrade and modernize kitchens, bathrooms and amenities in approximately 1,000 units. To date, we have spent almost $4,500,000 upgrading over 2,500 units in this program which is directly resulting in rental increases. This kind of relentless attention to detail and quality has built our reputation for consistently satisfying our residents. It is the direct result of the talents and commitment of our senior management, which has worked together as a team for nearly twenty years and has infused our whole organization with a passion for service to our residents. The attractions of the mid-Atlantic market that first brought us here are as solid as ever, or better: economic stability, low unemployment, minimal new multi-family residential development and resistance to the effects of corporate downsizing. We are dedicated to managing our properties and finances so that long-term values will be maximized for our fellow shareholders. We appreciate your continued support.

/s/ Alfred Lerner                           /s/ Harvey Schulweis
------------------------------              -------------------------------
ALFRED LERNER                               HARVEY SCHULWEIS
Chairman and                                President
Chief Executive Officer

properties
[Photo 3: Circular black and white photograph of entryway at Versailles-North Charles in Towson, Maryland.]

management
[Photo 4: Circular black and white photograph of three unidentified individuals conversing.]

markets
[Photo 5: Circular graphic outline rendering of the Trust's geographic market region.]

Name                                      Location     Number of Units
--------------------------------------------------------------------------------
MARYLAND
--------
 1  Fox Run                               Germantown      218
 2  Stonegate                             Elkton          260
 3  Town & Country Bowley's Quarters      Baltimore       462
 4  Town & Country Charlesmont            Dundalk         565
 5  Town & Country Cockeysville           Cockeysville    540
 6  Town & Country Foxhaven               Baltimore       460
 7  Town & Country Gardenwood             Baltimore       492
 8  Town & Country Hallfield              Perry Hall       75
 9  Town & Country Harford                Carney          336
10  Town & Country Hollows                Glen Burnie     336
11  Town & Country Montgomery Knolls      Gaithersburg    210
12  Town & Country Ridgeview              Rossville       257
13  Town & Country Rolling Road           Baltimore       384
14  Town & Country Rossville              Rossville       692
15  Town & Country Tall Oaks              Laurel          352
16  Town & Country West/Greensview        Ellicott City 1,350
17  Town & Country Willow Lake            Laurel          456
18  Town & Country Woodhill               Glen Burnie     334
19  Town & Country Woodmoor               Baltimore       424
20  Versailles - North Charles            Towson          210



             [MAP DEPICTING THE TRUST'S GEOGRAPHIC MARKET REGION
                 AND THE LOCATION OF EACH OF ITS PROPERTIES.]
                                 [Portfolio]



Name                                      Location     Number of Units
--------------------------------------------------------------------------------
PENNSYLVANIA
------------
21  Colonial Crest Emmaus                 Emmaus          329
22  Hidden Village                        Allentown       264
23  Rolling Hills                         York            184
24  Town & Country Colonial Park          Harrisburg      626
25  Town & Country Hanover                Hanover         215
26  Town & Country Lancaster West         Lancaster       413
27  Town & Country Lancaster East         Lancaster       272
28  Town & Country Union Deposit          Harrisburg      468
29  Town & Country York                   York            396

VIRGINIA
--------

30  Barton's Crossing                     Alexandria      532
31  Carlyle Station                       Manassas        408
32  The Glen at Leesburg                  Leesburg        134
33  University Heights                    Ashburn         466
34  The Village at McNair Farms           Herndon         283

DELAWARE
--------
 1  Christina Mill                        Newark          228
                                                       ------
TOTAL UNITS .......................................... 13,631

             [photo 6: black and white photograph of entryway at
                Versailles-North Charles in Towson, Maryland]

        [photo 7 (upper left quadrant): black and white photograph of entryway at Fox Run in Germantown, Maryland]

 [photo 8 (upper right quadrant): black and white photograph of swimming pool and glass-enclosed patio at Barton's Crossing in Alexandria, Virginia]

[photo 9 (lower right quadrant): black and white photograph of swimming pool at
                  Barton's Crossing in Alexandria, Virginia]

   [photo 10 (lower left quadrant): black and white photograph of apartment building at University Heights in Ashburn, Virginia]

              [photo 11: black and white photograph of tree and side of building at T & C Cockeysville, Maryland]

                                FINANCIAL REPORT

CONSOLIDATED BALANCE SHEETS                         THE TOWN AND COUNTRY TRUST
--------------------------------------------------------------------------------

                                                               December 31,
                                                         -----------------------
(in thousands)                                               1996          1995
--------------------------------------------------------------------------------

ASSETS
------
Real estate assets:
   Land                                                     $  77,566    $  77,566
   Buildings and improvements                                 483,119      477,083
   Other                                                        3,758        3,451
                                                            ---------    ---------
                                                              564,443      558,100
Less accumulated depreciation                                (198,689)    (174,551)
                                                            ---------    ---------
                                                              365,754      383,549
Cash and cash equivalents                                       1,725        1,313
Funds deposited with mortgagee                                  6,030        5,723
Restricted cash                                                 1,005        1,035
Receivables                                                     1,413          880
Prepaid expenses and other assets                               3,857        4,188
Deferred financing costs, net of
   allowance for amortization
   (1996-$6,267; 1995-$4,101)                                   3,612        5,717
                                                            ---------    ---------
Total assets                                                $ 383,396    $ 402,405
                                                            =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY
-------------------------------------
Mortgages payable                                           $ 232,000    $ 232,000
Secured notes payable                                          58,409       56,809
Accrued interest                                                4,817        4,853
Accounts payable and other liabilities                          4,552        2,881
Security deposits                                               1,630        1,667
Minority interest                                              11,243       14,294
                                                            ---------    ---------
Total liabilities                                             312,651      312,504

Shareholders' equity:
   Common shares of beneficial interest
     ($.01 par value), 500,000,000 shares
     authorized                                                   157          157
   Additional paid-in capital                                 317,791      317,584
   Accumulated deficit                                       (245,391)    (225,964)
   Unearned compensation-restricted stock                      (1,812)      (1,876)
                                                            ---------    ---------
                                                               70,745       89,901
                                                            ---------    ---------
Total liabilities and shareholders' equity                  $ 383,396    $ 402,405
                                                            =========    =========

See accompanying notes to financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS                THE TOWN AND COUNTRY TRUST
--------------------------------------------------------------------------------


                                                      Year ended December 31,
                                                     -------------------------
(in thousands, except per share data)                 1996      1995      1994
-------------------------------------------------------------  -------   -------
Revenues:
   Rental                                            $89,624   $88,000   $84,733
   Other                                               1,539     1,455     1,344
                                                     -------   -------   -------
                                                      91,163    89,455    86,077
Expenses:
   Operating                                          19,407    18,342    17,788
   Real estate taxes                                   6,969     7,181     6,985
   Depreciation                                       24,282    24,147    23,399
   Marketing and advertising                           3,321     3,076     3,247
   Repairs and maintenance                             6,320     6,173     6,117
   General and administrative                          4,408     4,488     4,531
                                                     -------   -------   -------
                                                      64,707    63,407    62,067
Interest expense                                      17,750    18,427    16,000
Interest expense related to
  the amortization of deferred
  financing costs                                      2,166     2,244     1,986
Retirement of unamortized deferred
  financing costs                                         --       312        --
                                                     -------   -------   -------
                                                      84,623    84,390    80,053
                                                     -------   -------   -------
Income before minority interest                        6,540     5,065     6,024
Income allocated to minority interest                    895       695       826
                                                     -------   -------   -------
Net income                                           $ 5,645   $ 4,370   $ 5,198
                                                     =======   =======   =======
Weighted average common shares outstanding            15,554    15,522    15,512
                                                     =======   =======   =======
Net income per share outstanding                     $   .36   $   .28   $   .34
                                                     =======   =======   =======
Dividends declared and paid per share outstanding    $  1.60   $  1.60   $  1.60
                                                     =======   =======   =======
Tax treatment of dividends (unaudited):
   Ordinary income                                   $  1.23   $  1.06   $  1.18
                                                     =======   =======   =======
   Return of capital                                 $   .37   $   .54   $   .42
                                                     =======   =======   =======


See accompanying notes to financial statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY      THE TOWN AND COUNTRY TRUST
--------------------------------------------------------------------------------


                                                            Common
                                                     Shares of Beneficial
                                                            Interest          Additional
                                                      -------------------        Paid-in  Accumulated       Unearned
(in thousands)                                        Shares       Amount        Capital    Deficit     Compensation
---------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1994                             15,512    $     155    $ 315,712     $(185,714)
Net income                                                                                      5,198
Additional costs of equity offering                                                (189)
Dividends declared and paid ($1.60 per share)                                                 (24,819)
                                                       ------    ---------    ---------     ---------
Balance at December 31, 1994                           15,512          155      315,523      (205,335)
Net income                                                                                      4,370
Common shares of beneficial interest
   issued under Long Term Incentive Plan                  150            2        2,061                   $  (2,063)
Dividends declared and paid ($1.60 per share)                                                 (24,999)
Earned compensation under Long Term
   Incentive Plan                                                                                               187
                                                       ------    ---------    ---------     ---------     ---------
Balance at December 31, 1995                           15,662          157      317,584      (225,964)       (1,876)
Net income                                                                                      5,645
Common shares of beneficial interest
   issued under Long Term Incentive Plan                   15                       203                        (203)
Dividends declared and paid ($1.60 per share)                                                 (25,072)
Earned compensation under Long Term
   Incentive Plan                                                                                               267
Share options exercised                                     1                         4
                                                       ------    ---------    ---------     ---------     ---------
Balance at December 31, 1996                           15,678    $     157    $ 317,791     $(245,391)    $  (1,812)
                                                       ======    =========    =========     =========     =========


See accompanying notes to financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS              THE TOWN AND COUNTRY TRUST
--------------------------------------------------------------------------------

                                                                                     Year Ended December 31,
                                                                       -------------------------------------------
(in thousands)                                                         1996                1995               1994
------------------------------------------------------------------------------       --------------       ----------------------
OPERATING ACTIVITIES
--------------------
Income before minority interest                                      $  6,540           $  5,065           $  6,024
Adjustments to reconcile income before minority interest to
   net cash provided by operating activities:
     Depreciation                                                      24,282             24,147             23,399
     Interest expense related to the amortization of
       deferred financing costs                                         2,166              2,244              1,986
     Retirement of unamortized deferred financing costs                    --                312                 --
     Amortization of unearned compensation                                267                187                 --
     Changes in operating assets and liabilities:
       Decrease (increase) in restricted cash                              30                 15               (175)
       (Increase) decrease in funds deposited with mortgagee             (307)               531              2,541
       (Increase) decrease in receivables, prepaid
         expenses and other assets                                       (292)               133                668
       Increase (decrease) in accounts payable, other
         liabilities, accrued interest and security deposits            1,598               (406)             1,243
                                                                     --------           --------           --------
Net cash provided by operating activities                              34,284             32,228             35,686

INVESTING ACTIVITIES
--------------------
Additions of real estate assets, net of disposals                      (4,120)            (4,127)           (59,854)
Additions pursuant to value-added capital
   improvements program                                                (2,277)            (2,654)                --
                                                                     --------           --------           --------
Net cash used in investing activities                                  (6,397)            (6,781)           (59,854)


FINANCING ACTIVITIES
--------------------
Proceeds from exercise of share options                                     4                 --                 --
Borrowings on notes payable                                             1,600             56,809             52,510
Payments on notes payable                                                  --            (52,510)                --
Increase in deferred financing costs                                      (61)            (1,447)              (747)
Additional costs of equity offering                                        --                 --               (220)
Dividends and distributions                                           (29,018)           (28,945)           (28,765)
                                                                     --------           --------           --------
Net cash (used in) provided by financing activities                   (27,475)           (26,093)            22,778
                                                                     --------           --------           --------
Increase (decrease) in cash and cash equivalents                          412               (646)            (1,390)
Cash and cash equivalents at beginning of year                          1,313              1,959              3,349
                                                                     --------           --------           --------
Cash and cash equivalents at end of year                             $  1,725           $  1,313           $  1,959
                                                                     ========           ========           ========
Cash interest paid                                                   $ 17,982           $ 18,342           $ 15,530
                                                                     ========           ========           ========

See accompanying notes to financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS          THE TOWN AND COUNTRY TRUST
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------
ORGANIZATION The Town and Country Trust (the "Trust"), in conjunction with its subsidiaries (collectively the "Company"), is a self-administered and self-managed Real Estate Investment Trust organized to own, manage and acquire multifamily residential properties. The Company was organized in Maryland on May 19, 1993 and commenced operations on August 23, 1993 upon completion of its initial public offering of 15,511,765 common shares of beneficial interest. Concurrent with the equity offering, The Town and Country Funding Corporation, an affiliated special purpose corporation, acting as an agent for The TC Property Partnerships, made a public offering of $232,000,000 of secured notes.

     In conjunction with the consummation of the equity and debt offerings, a series of transactions occurred: the Company acquired an 86% general partnership interest in The TC Operating Limited Partnership (the "Operating Partnership"); the remaining 14% limited partnership interest in the Operating Partnership was retained by the minority interest owners as consideration for their contribution to the Operating Partnership of controlled interests in The Town and Country Management Corporation and 26 property partnerships (the "TC Companies"). Certain previously non-controlled interests in the TC Companies were acquired by the Company for a cash payment and the assumption of liabilities totaling $161,156,000 and six previously non-controlled property partnerships were acquired by the Operating Partnership for $120,094,000. The TC Companies, along with the property partnerships acquired subsequent to the public offering, combine to produce 35 property partnerships located in Maryland, Pennsylvania, Virginia and Delaware, which are collectively referred to as The TC Property Partnerships. All operating expenses of the Trust will be borne pro rata by the general and limited partners of the Operating Partnership in proportion to their interests in the properties.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements of the Company include the accounts of the Trust and its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

INCOME TAXES The Company has made an election to be taxed as a Real Estate Investment Trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code. As a REIT, the Company generally will not be subject to Federal income tax to the extent that it distributes at least 95% of its REIT taxable income to its shareholders. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to Federal income tax (including any applicable Alternative Minimum Tax) at regular corporate rates on its taxable income. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property and to Federal income and excise taxes on its undistributed income.

     The Company makes a number of special allocations for tax purposes only. In general, 100% of the interest deductions related to the $232,000,000 of secured notes will be allocated to the Company and 85% of depreciation deductions related to the properties securing the notes will be allocated to the minority interest ownership.

INCOME RECOGNITION Revenues from rental property are recognized when due from tenants. Leases are generally for one year or less.

CASH AND CASH EQUIVALENTS The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

REAL ESTATE AND DEPRECIATION Real estate assets are stated at the lower of net realizable value or cost, net of accumulated depreciation. All costs related to the improvement or replacement of fixed assets are capitalized. Maintenance and repairs are charged to expense as incurred. Provision for depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

---------------------------------------------------
Buildings                             40 years
Major Improvements                    20 years
Furniture, Fixtures and Equipment     5 to 12 years




In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which requires impairment losses to be recorded on long-lived assets

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS           THE TOWN AND COUNTRY TRUST
--------------------------------------------------------------------------------






--------------------------------------------------------------------------------
used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company adopted this new standard during the quarter ended December 31, 1995. The adoption had no impact on the financial statements.

DEFERRED FINANCING COSTS Deferred financing costs consist of certain fees incurred in the financing of indebtedness which are being amortized to interest expense using the straight-line method over the term of the related debt.

INTEREST RATE RISK MANAGEMENT The Company uses an interest rate protection agreement and interest rate swap agreements to reduce the potential impact of increases in interest rates relating to the floating rate portion of the mortgages payable. Unamortized premiums paid for these agreements of $326,000 and $459,000 as of December 31, 1996 and 1995, respectively, are included in deferred financing costs in the Company's balance sheet. Amounts received under these agreements are credited as a reduction of interest expense. Any amounts paid under the interest rate swap agreement would be recorded as an increase to interest expense. In the event of a termination of the interest rate agreements, any gain or loss would be deferred in other liabilities and amortized over the remaining term of the original agreements as a component of interest expense.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, such as depreciable lives of assets, that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. RESTRICTED CASH
------------------
Pursuant to Maryland and Delaware state law, certificates of deposit are maintained to cover the aggregate amount of tenant security deposits retained by the properties in those states. At December 31, 1996, and 1995, the amount of the certificates of deposit, with a maturity of three months or less, was $1,005,000 and $1,035,000, respectively.

3. FUNDS DEPOSITED WITH MORTGAGEE
---------------------------------
The Company is required to maintain a payment account and a reserve account with the properties' mortgage holder. The payment account is required to fund interest payments as they become due and the reserve account is required to fund a minimum level of property repairs and maintenance.

4. LONG-TERM BORROWINGS
-----------------------
Concurrent with the offering of common shares of beneficial interest, The TC Property Partnerships borrowed $185,600,000 of fixed rate notes and $46,400,000 of floating rate notes from a special-purpose corporation, The Town and Country Funding Corporation. The notes are secured by cross-collateralized first mortgages on the rental properties of and assignments of related rents of The TC Property Partnerships owned as of August 23, 1993. The notes mature on August 17, 1998, and require interest only payments until maturity. The maturity date may be extended to August 15, 2000, at the option of The Town and Country Funding Corporation. The fixed rate notes accrue interest at 5.85%, payable semi-annually, and the floating rate notes accrue interest at the three month London Interbank Offered Rate (LIBOR) plus .60% (6.10% and 6.48% at December 31, 1996 and 1995, respectively), payable quarterly.

     In 1993, the Company purchased an interest rate protection contract effective through the maturity of the notes which limits the maximum floating interest rate to 8.60%. The protection agreement entitles the Company to receive from the counterparty, on a quarterly basis, the amounts, if any, by which the Company's interest payments on its $46,400,000 floating rate notes exceed 8.60%.

     During the year ended December 31, 1995, the Company entered into a secured financing agreement pursuant to which it is permitted to borrow a maximum of $62,000,000. Amounts outstanding under this loan facility consist of two separate components bearing interest at 1.45% and 2.13% over LIBOR averaging 7.10% at December 31, 1996. As of December 31, 1996 the Company has drawn $58,409,000 on this loan facility. The balance of the proceeds will be available, in part, to fund the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS           THE TOWN AND COUNTRY TRUST
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
Company's ongoing program of value-added capital improvements. The loan, which matures on August 17, 1998, is secured by liens on three of the Company's properties.

     Deferred financing costs of $1,311,000 were incurred in connection with obtaining the secured financing arrangement. Additionally, $136,000 of deferred financing costs related to the revolving bank loan were incurred during the year ended December 31, 1995.

     In order to reduce its exposure to interest rate fluctuations, on January 2, 1996, the Company entered into a series of interest rate swap agreements with a bank with a total notional amount of $103,100,000. The swap agreements effectively fix the interest rate on its floating rate indebtedness to a blended rate of 6.5%. The net interest differential between the fixed rate and the floating rate (paid by the counterparty) is reported as a component of interest expense. The swap agreements expire concurrently with the floating rate debt maturities on August 17, 1998.

     The Company is exposed to additional interest costs in the event of nonperformance by the counterparties to its interest rate protection agreement and swap agreements only to the extent of the stated interest payments under the variable rate long-term borrowing arrangements. The Company anticipates, however, that the counterparties will be able to fully satisfy their obligations under the contracts. The Company does not obtain collateral or other security to support the financial instruments subject to credit risk but monitors the credit standing of the counterparties.

5. MINORITY INTEREST
--------------------

In conjunction with the formation of the Company and its majority-owned Operating Partnership, persons contributing interests in properties to the Operating Partnership have received limited partnership interests in the Operating Partnership. The aggregate outstanding limited partnership interests are convertible into common shares of the Company, and the interests have the same economic characteristics as 2,466,535 common shares inasmuch as they share proportionally in the net income or loss and any distributions of the Operating Partnership.

     Minority interest in the accompanying consolidated financial statements relates to such limited partnership interests.

6. EMPLOYEE BENEFIT PLANS
-------------------------

SHARE OPTION PLAN The Company has established a long-term incentive plan for the purpose of attracting and retaining executive officers, other key employees and non-employee trustees. The plan provides for the granting of Incentive Share Options and Non-qualified Share Options to purchase up to 750,000 shares of the Company's common shares at a price not less than the fair market value at the date the options are granted. The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related Interpretations in accounting for its employee stock options as permitted under FASB Statement No. 123, Accounting for Stock-Based Compensation, ("Statement 123"). Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     A majority of the $22.00 options initially granted at the formation of the Company were cancelled and reissued at an exercise price of $14.75 during the year ended December 31, 1994. Options generally become exercisable in equal installments over a three-year period, commencing with the first anniversary of the date of grant. All options expire ten years from the date of grant. During the year ended December 31, 1996, 6,000 options were granted at an exercise price of $13.50.

     An additional 277,000 and 278,500 common shares have been authorized for issuance in future grants of options under the plan as of December 31, 1996 and 1995, respectively. The option price of future grants may not be less than the fair market value of the shares on the date of grant.

     Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS           THE TOWN AND COUNTRY TRUST
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
interest rates of 5.4% and 7.7%; dividend yields of 11.0% and 11.8%; volatility factor of the expected market price of the Company's common stock of .18; and a weighted-average expected life of the options of 5 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):


                                                       1996           1995
---------------------------------------------------------------   --------------
Pro forma net income                                   $ 5,598       $4,324
Pro forma net income per share                         $   .36       $  .28

Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1997.

        Details of share options are as follows:

                                                    Number of shares
                                               ---------------------------                        Weighted
                                               Incentive     Non-qualified         Option         Average
                                                Options           Options          Price    Exercise Price
----------------------------------------------------------  ------ ---------  ------------  --------------
Shares under option at January 1, 1994          192,580       136,920             $22.00     $ 22.00
Granted                                         190,580       136,920       $14.75-20.00     $14.875
Exercised                                            --            --                 --          --
Forfeited and cancelled                        (192,580)     (130,920)            $22.00     $ 22.00
                                              ---------      --------
Shares under option at December 31, 1994        190,580       142,920       $14.75-22.00     $ 15.00
Granted                                         108,189        39,811      $14.00-14.125     $ 14.00
Exercised                                            --            --                 --          --
Forfeited                                       (10,000)           --       $14.00-14.75     $ 14.50
                                              ---------      --------
Shares under option at December 31, 1995        288,769       182,731       $14.00-22.00     $ 14.75
                                              ---------      --------
Granted                                              --         6,000             $13.50     $ 13.50
Exercised                                          (300)           --             $14.00     $ 14.00
Forfeited                                        (4,500)           --       $14.00-14.75     $ 14.25
                                              ---------      --------
Shares under option at December 31, 1996        283,969       188,731       $13.50-22.00     $ 14.75
                                                =======       =======

Shares exercisable at December 31, 1994              --        12,000       $20.00-22.00     $ 21.00
                                                =======       =======
Shares exercisable at December 31, 1995          61,360        61,640       $14.75-22.00     $ 15.25
                                                =======       =======
Shares exercisable at December 31, 1996         155,450       122,550       $13.50-22.00     $14.875
                                                =======       =======

The weighted average fair value of options granted during the years ended December 31, 1996 and 1995 was $.34 and $.66, respectively. The weighted average remaining contractual life of options granted is 7.9 years.

PENSION PLAN The Company maintains a non-contributory, defined contribution plan for the benefit of employees. The plan covers all employees who are twenty and one-half years old with six months or more service. Employees qualify for benefits upon reaching the age of sixty-five and early retirees qualify provided they have reached the age of fifty-five and have completed ten years of service. After three years of service, employees become 20% vested in employer contributions which are based on current compensation levels. From the fourth through the seventh year, vesting increases until full vesting occurs. The Company expensed $195,000, $239,000, and $227,000 in contributions to the plan for the years ended December 31, 1996, 1995, and 1994, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS           THE TOWN AND COUNTRY TRUST
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------

RESTRICTED STOCK On April 10, 1995, the Company granted an aggregate of 150,000 restricted Common Shares to certain officers pursuant to its Amended and Restated 1993 Long-Term Incentive Plan. On July 25, 1996, the Company granted an additional 15,625 shares to an officer. The officers become fully vested in the shares upon retirement from the Company. Should such officers leave the Company prior to retirement, the shares revert back to the Company. The market value of the shares awarded, $2,266,000, has been recorded as unearned compensation-restricted stock and is shown as a separate component of shareholders' equity. Unearned compensation is being amortized into expense over the vesting period. For the years ended December 31, 1996 and 1995, the amortization amounted to $267,000 and $187,000 respectively.

SUPPLEMENTAL EMPLOYEES RETIREMENT PLAN The Company has established a split-dollar life insurance plan for certain officers pursuant to its Amended and Restated 1993 Long-Term Incentive Plan. The Company advances the premiums on life insurance policies for these officers. The policies are assigned to the Company. In the event of retirement or death, the Company will be repaid the aggregate amount of premiums paid from the cash surrender value at the time the benefits are paid. The remaining cash surrender value is paid to the employee or beneficiary. During the years ended December 31, 1996 and 1995, the cost to the Company, representing the excess of premiums paid over the increase in cash surrender values, was $79,000 and $203,000 respectively. The cash surrender values of the policies are recognized as an asset to the Company.

7. LEASES
---------

The Company leases certain office facilities and equipment under noncancellable operating leases. Future minimum rental commitments under noncancellable leases with remaining terms in excess of one year are as follows at December 31, 1996:


  (in thousands)
  --------------------------------------------
  1997                                   $ 366
  1998                                     385
  1999                                     391
  2000                                     410
  After 2000                             1,566
                                        ------
  Total lease commitments               $3,118
                                        ======

Total rent expense for the years ended December 31, 1996, 1995, and 1994, was approximately $366,000, $364,000, and $250,000, respectively.

8. RELATED PARTY TRANSACTIONS
-----------------------------

At December 31, 1996 and 1995, the Company had an unsecured loan to an officer, the balance of which was $340,000. $300,000 of the loan balance bears an interest rate comparable to the rate earned on the Company's invested funds. The remaining portion of the loan is non-interest bearing.

     A Trustee of the Company is chairman of a law firm which is general counsel to the Company. A partnership which was owned by the owners of the TC Companies, including the Company's chairman and its president, provided cable television service to residents in certain of the Company's communities, at no monetary benefit to the Company, until August 1995.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS
--------------------------------------

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 1996 and 1995. FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS           THE TOWN AND COUNTRY TRUST
--------------------------------------------------------------------------------




---------------------------------------------------------------------------------------------------------------------
                                                           December 31, 1996                  December 31, 1995
                                                       --------------------------         ---------------------------
                                                       Carrying              Fair         Carrying             Fair
   (in thousands)                                        Amount             Value           Amount             Value
----------------------------------------------------------------------------------------------------------------------
   Financial assets
     Deferred financing costs
       (interest rate protection and swap agreements)  $    326          $  1,168         $    459          $    207
   Financial liabilities
     Mortgages payable
       Fixed rate notes                                $185,600          $181,220         $185,600          $184,116
       Floating rate notes                               46,400            46,400           46,400            46,400
     Notes payable                                       58,409            58,409           56,809            56,809

The carrying amounts shown in the table are included in the balance sheet under the indicated captions. The following methods and assumptions were used to estimate the fair values of each class of financial instruments:

     Deferred financing costs: The amounts reported relate to the interest protection agreement and the interest rate swap agreements. The carrying amount is comprised of the unamortized premiums paid for these agreements. The fair value represents what the Company would pay for similar agreements at December 31, 1996 based upon quotes from the agreements' counterparties.

     Mortgages Payable: The fair value of the fixed rate portion of the Company's mortgages payable is estimated by discounting expected cash flows based on the Company's incremental borrowing rate for similar types of borrowing arrangements. The floating rate portion of the Company's mortgages payable approximates market.

     Notes Payable: The notes payable are floating rate indebtedness and therefore approximate fair value.


10. UNAUDITED QUARTERLY RESULTS OF OPERATIONS
---------------------------------------------

The following is a summary of quarterly results of operations for the years ended December 31, 1996 and 1995.

                                                                             Quarter ended
                                                       --------------------------------------------------------------
(in thousands, except per share data)                  March 31          June 30      September 30       December 31
---------------------------------------------------------------------------------------------------------------------
1996
----
Net revenues                                            $22,381          $ 22,816          $23,053           $22,913
Income from property operations                           5,906             6,497            6,657             7,396
Net income                                                  796             1,326            1,448             2,075
Net income per share                                        .05               .09              .09               .13

1995
----
Net revenues                                            $22,040           $22,333          $22,619           $22,463
Income from property operations                           6,065             6,507            6,487             6,989
Net income                                                  750             1,089              896             1,635
Net income per share                                        .05               .07              .06               .10


11. SUBSEQUENT EVENT
--------------------

On January 23, 1997, the Company's Board of Trustees declared a dividend for the quarter ended December 31, 1996 of $.40 per share, aggregating $6,271,076. Concurrent with the payment of the dividend, a $986,614 limited partnership ownership distribution will be made to the minority interest holders. The dividend and distribution will be paid on March 10, 1997 to holders of record on February 14, 1997.

REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
To The Board of Trustees and Shareholders
The Town and Country Trust



We have audited the accompanying consolidated balance sheets of The Town and Country Trust and subsidiaries(the "Company") as of December 31, 1996, and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Town and Country Trust and subsidiaries at December 31, 1996, and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                  /s/ Ernst & Young LLP


Baltimore, Maryland
January 23, 1997

SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------


                                                                    The Town and Country Trust               The TC Companies
                                                         -------------------------------------------------------------------------
                                                                                             August 23,   January 1,
                                                                                                1993 to     1993 to      Year ended
                                                               Year Ended December 31,      December 31,   August 22,   December 31,
(in thousands, except per share data)                      1996          1995        1994          1993         1993           1992
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA
--------------
Revenue                                                  $ 91,163     $ 89,455     $ 86,077     $ 28,239     $ 39,507      $ 62,813
Other operating-related expenses                           36,017       34,772       34,137       10,834       16,818        24,467
Depreciation                                               24,282       24,147       23,399        7,675        6,741         9,801
General and administrative expenses                         4,408        4,488        4,531        1,268        1,338         2,005
Management expense                                             --           --           --           --          638           958
                                                         --------     --------     --------     --------     --------      --------
Income from operations                                     26,456       26,048       24,010        8,462       13,972        25,582
Interest expense                                           17,750       18,427       16,000        4,616       17,672        28,762
Interest expense related to the
  amortization of deferred financing costs                  2,166        2,556        1,986          558          742         1,109
                                                         --------     --------     --------     --------     --------      --------
Income (loss) before minority interest                      6,540        5,065        6,024        3,288       (4,442)       (4,289)
Income allocated to minority interest                         895          695          826          451           --            --
                                                         --------     --------     --------     --------     --------      --------
Net income (loss)                                        $  5,645     $  4,370     $  5,198     $  2,837     $ (4,442)     $ (4,289)
                                                         ========     ========     ========     ========     ========      ========
Net income per share                                     $    .36     $    .28     $    .34     $    .18
                                                         ========     ========     ========     ========
Dividends declared per share                             $   1.60     $   1.60     $   1.60     $    .17
                                                         ========     ========     ========     ========
Funds from operations before
  minority interest                                      $ 30,547     $ 29,277     $ 29,271     $ 10,920
Funds from operations applicable
  to the Trust's shareholders                            $ 26,366     $ 25,263     $ 25,255     $  9,422
                                                         ========     ========     ========     ========


                                                      The Town and Country Trust               The TC Companies
                                         ----------------------------------------------        ----------------
(in thousands)                              1996        1995         1994          1993                1992
----------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA AT YEAR-END
------------------------------
Real estate assets, before
  accumulated depreciation                $564,443    $558,100     $551,343     $491,489            $206,362
Net real estate assets                     365,754     383,549      400,839      364,365              90,510
Total assets                               383,396     402,405      422,205      391,413             101,176
Total mortgages payable                    232,000     232,000      232,000      232,000             375,000
Total notes payable                         58,409      56,809       52,510            -                   -
Shareholders' equity (owners' deficit)      70,745      89,901      110,343      130,153            (279,631)
Minority interest                           11,243      14,294       17,545       20,696                   -


Note: Financial data has been presented for both The TC Companies, which consisted principally of the original 26 property partnerships, and The Town and Country Trust. All funds from operations information has been presented under the 1995 modified NAREIT definition.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
OVERVIEW
--------

The following discussion is based primarily on the consolidated financial statements of The Town and Country Trust and its subsidiaries (the "Company") as of December 31, 1996 and 1995, and for the years ended December 31, 1996, 1995 and 1994. This information should be read in conjunction with the accompanying consolidated financial statements and notes thereto.

     On August 23, 1993, the Company completed its initial public offering of 15,511,765 common shares of beneficial interest. The Town and Country Funding Corporation, a special purpose corporation affiliated with the Company, concurrently offered $232,000,000 of secured notes to the public. Upon consummation of these offerings, the Company acquired a majority ownership interest in The TC Operating Limited Partnership, the twenty-six original property partnerships and six additional property partnerships.

     The Company believes that funds from operations provides an indicator of its financial performance. Historically, funds from operations has been defined as net income (loss) excluding adjustments for unconsolidated partnerships and joint ventures as well as gains (losses) from debt restructuring and sales of property, plus depreciation and amortization. During 1995, the National Association of Real Estate Investment Trusts (NAREIT) recommended a modification to the definition of funds from operations. The modified definition continues to recommend that depreciation of real property be added back to net income but excludes certain items, including amortization of deferred financing costs and depreciation of company office improvements. The Company has adopted the new definition in the presentation of 1996 operating results and has modified prior years' funds from operations calculations to conform with the new definition. Funds from operations is affected by the financial performance of the properties and the capital structure of the Company. Funds from operations does not represent cash flow from operations as defined by generally accepted accounting principles and is not necessarily indicative of cash available to fund all cash flow needs. Funds from operations should not be considered as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

RESULTS OF OPERATIONS
---------------------

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995 Revenues for the year ended December 31, 1996 were $91,163,000, compared to $89,455,000 for the year ended December 31, 1995. This increase of $1,708,000, or 1.9%, was due to increased rental rates and the impact of revenue-enhancing capital improvements. Additionally, during the year ended December 31, 1996, management has renegotiated its laundry contract at more favorable terms which will be beneficial to total revenues over the life of the contract. Occupancy for the year ended December 31, 1996 remained strong at 94%, consistent with the year ended December 31, 1995. Funds from operations, using the modified NAREIT definition, increased to $30,547,000 for the year ended December 31, 1996 from $29,277,000 for the year ended December 31, 1995.

     Total expenses, excluding depreciation and interest, were $40,425,000 for the year ended December 31, 1996, compared to $39,260,000 for the year ended December 31, 1995, an increase of $1,165,000. Operating expenses increased by $1,065,000, of which approximately $500,000 is attributable to the unusually severe winter weather conditions in the Company's operating region during the first quarter of 1996. The costs associated with the severe winter weather conditions were in part controlled by management's successful negotiations for fixed rate prices for utilities such as heating fuel. All other expenses, except depreciation, increased by only $100,000, in the aggregate, as a result of management's successful efforts to control costs.

     Interest expense for the year ended December 31, 1996 decreased by $677,000 from the expense for the same period in 1995 due to decreases in the interest rate on the Company's floating rate debt. On January 2, 1996, the Company entered

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
into an interest rate swap agreement which has the effect of fixing the interest rate on its floating rate indebtedness at a blended rate of 6.5% until maturity on August 17, 1998, contributing to the interest expense savings.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994 Revenues for the year ended December 31, 1995 were $89,455,000, compared to $86,077,000 for the year ended December 31, 1994. This increase of $3,378,000, or 3.9%, was due to increased rental rates, the inclusion of a full year's revenue for properties acquired during the first half of 1994 and the impact of revenue enhancing improvements. Occupancy for the year ended December 31, 1995 remained strong at 94%, which is the same level as the year ended December 31, 1994. Funds from operations using the modified NAREIT definition increased to $29,277,000 for the year ended December 31, 1995 from $29,271,000 for the year ended December 31, 1994.

     Management continued to exercise cost control during the year ended December 31, 1995. As a result, total expenses, excluding depreciation and interest, as a percentage of net revenue decreased to 43.9% for the year ended December 31, 1995 from 44.9% for the year ended December 31, 1994. Operating expenses, marketing and advertising, and repairs and maintenance increased by only $439,000, or 1.6%, to $27,591,000 for the year ended December 31, 1995 compared to $27,152,000 for 1994, despite the acquisition of the new properties. Real estate taxes increased by $196,000, or 2.8% to $7,181,000 for the year ended December 31, 1995 compared to $6,985,000 for the year ended December 31, 1994 due primarily to the acquisition of the new properties. Depreciation increased by $748,000 for the year ended December 31, 1995 over the year ended December 31, 1994 due primarily to the acquisition of new properties.

     Interest expense for the year ended December 31, 1995 increased by $2,427,000 over the expense for the same period in 1994 due principally to significant increases in the base rate (LIBOR) upon which interest on the Company's floating rate debt is determined over the rates in effect during the same periods of the prior year and to the increased level of debt related to the acquisition of additional properties.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

Operating activities provided unrestricted cash for the year ended December 31, 1996, of $34,284,000, of which $29,018,000 was paid out in dividends and distributions.

     During the year ended December 31, 1995, the Company entered into a secured financing agreement ("SFA") pursuant to which it is permitted to borrow a maximum of $62,000,000. As of December 31, 1996 the Company had drawn $58,409,000 under the SFA. The balance of the proceeds will be available, in part, to fund the Company's ongoing program of value-added capital improvements. The SFA matures on August 17, 1998 and is secured by liens on three of the Company's properties.

     In 1995, the Company commenced a multi-year program that provides for approximately $6,000,000 in revenue-enhancing capital improvements to certain properties. The improvements include the modernization of kitchens and bathrooms as well as the initial installation of washers, dryers and carpeting within certain apartment units. $4,472,000 in costs have been incurred related to this program from its inception through December 31, 1996. Funding for these revenue-enhancing improvements is provided through internally-generated funds and the SFA.

     As a result of the public offering by The Town and Country Funding Corporation of $232,000,000 of secured notes, the Company has mortgage indebtedness outstanding of $185,600,000 at a fixed rate of 5.85% and $46,400,000 of floating rate mortgage indebtedness, all secured by the twenty-six original properties and the six properties acquired coincident with the Company's initial public offering. All such mortgage indebtedness matures in August 1998, subject to a two

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------

year extension at the option of The Town and Country Funding Corporation. The Company currently intends to refinance such mortgage indebtedness, at its original maturity, with not less than $232,000,000 of indebtedness.

     On January 2, 1996, the Company entered into an interest rate swap agreement which has the effect of fixing the interest rate on its floating rate indebtedness (including both the $46,400,000 of floating rate mortgage indebtedness and $56,700,000 of the floating notes payable) at a blended rate of 6.5%. The effect of the swap for the year ended December 31, 1996 was a reduction of interest expense of $156,000.

     Rental income from the properties is received on a monthly basis. All cash accumulated for the payment of quarterly dividends is invested in short-term instruments. The Company expects that adequate cash will be available to fund its operating and administrative expenses, capital expenditures, debt service obligations and payments of dividends in the foreseeable future.

INFLATION
---------

Substantially all of the leases of the properties are for a term of one year or less, which enables the Company to seek increased rents upon renewal or reletting of apartment units. Such short-term leases minimize the risk of the adverse effects of inflation; however, as a general rule, such leases permit tenants to leave at the end of the lease term without penalty.

SAFE HARBOR STATEMENT
---------------------

With the exception of historical information, the matters discussed in this Annual Report to Shareholders are forward-looking statements that involve risks and uncertainties and actual results could differ materially from those discussed. Certain statements herein and in future filings by the Trust with the Securities and Exchange Commission and in written and oral statements made by or with the approval of any authorized executive officer of the Trust constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Trust intends that such forward-looking statements be subject to the safe harbors created by such Acts. The words and phrases "looking ahead," "we are confident," "should be," "will be," "predicted," "believe," "expect," "anticipate" and similar expressions identify forward-looking statements. These forward-looking statements reflect the Trust's current views in respect of future events and financial performance, but are subject to many uncertainties and factors relating to the Trust's operations and business environment which may cause the actual results of the Trust to differ materially from any future results expressed or implied by such forward-looking statements. Examples of such uncertainties include, but are not limited to, the Trust's ability to refinance its indebtedness or the terms and conditions on which the Trust is able to refinance its indebtedness; interest rate fluctuations; competition for tenants and acquisitions from others, many of whom may have greater financial resources than the Trust; changes in rental rates which may be charged by the Trust in response to market rental rate changes or otherwise; changes in federal income tax laws and regulations; any changes in the Trust's capacity to acquire additional apartment properties and any changes in the Trust's financial condition or operating results due to an acquisition of additional apartment properties; unanticipated increases in operating expenses due to factors such as casualties to the Trust's apartment properties or adverse weather conditions in the geographic locations of the Trust's apartment properties; and local economic and business conditions, including, without limitation, conditions which may affect public securities markets generally, the real estate investment trust industry, or the markets in which the Trust's apartment properties are located. The Trust undertakes no obligation to update publicly or revise any forward-looking statements whether as a result of new information, future events or otherwise.

INVESTOR INFORMATION                                THE TOWN AND COUNTRY TRUST
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
BOARD OF TRUSTEES
-----------------

   Alfred Lerner
   Chairman and
   Chief Executive Officer

   Harvey Schulweis
   President

   James H. Berick, Esq.
   Chairman,
   Berick, Pearlman & Mills Co., LPA

   H. Grant Hathaway
   Retired Vice Chairman,
   MNC Financial Inc.
   and Maryland National Bank

   Dr. Milton A. Wolf
   United States Ambassador, Retired;
   Chairman, Milton A. Wolf Investors;
   Chairman, Zehman Wolf Management

EXECUTIVE OFFICERS
------------------

Alfred Lerner
Chairman and
Chief Executive Officer

Harvey Schulweis
President

Michael H. Rosen
Executive Vice President

Jennifer C. Munch
Vice President and Treasurer


CORPORATE HEADQUARTERS
----------------------

The Town and Country Trust
100 South Charles Street
Baltimore, Maryland 21201
Telephone: 410.539.7600

WEBSITE ADDRESS
---------------

www.tctrust.com

GENERAL COUNSEL
---------------

Berick, Pearlman & Mills Co., LPA
Cleveland, Ohio 44114

INDEPENDENT AUDITORS
--------------------

Ernst & Young LLP
Baltimore, Maryland 21201

TRANSFER AGENT
--------------

National City Bank
Cleveland, Ohio 44114

ANNUAL MEETING
--------------

The annual meeting will be held at the Trust's offices, 100 South Charles Street, Baltimore, Maryland, on May 1, 1997 at 11:00 a.m.

STOCK EXCHANGE LISTING
----------------------

New York Stock Exchange
Symbol: TCT

COMMON STOCK MARKET PRICES AND DIVIDENDS
----------------------------------------



                        Sales Price           Cash
                        -----------      Dividends
 Quarter Ended           High      Low    Declared
 -------------           ----      ---   ---------
  March 31, 1995       $14-5/8   $13-1/4   $.40
  June 30, 1995        $15-1/8   $13-3/8   $.40
  September 30, 1995   $15-1/8   $12-1/2   $.40
  December 31, 1995    $13-5/8   $12-1/8   $.40
  March 31, 1996       $15-1/8   $13       $.40
  June 30, 1996        $14-3/8   $12-3/4   $.40
  September 30, 1996   $14-7/8   $12-7/8   $.40
  December 31, 1996    $14-7/8   $14       $.40



On January 23, 1997, a cash dividend of $.40 per share was declared, payable March 10, 1997, to shareholders of record as of February 14, 1997.

At December 31, 1996, the approximate number of record holders of the Trust's shares was 492. This does not include beneficial owners for whom Cede & Co. or others act as nominee.

FORM 10-K
---------
The Trust will be pleased to provide, without charge, a copy of its 1996 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, to any shareholder upon written request to Harvey Schulweis, President, The Town and Country Trust, 100 South Charles Street, Baltimore, MD 21201.

  [photo 12: black and white photograph of apartment buildings at Stonegate in Elkton, Maryland]









                             [INSIDE BACK COVER]