Form 10-K405, Exhibit 13
period 1997-12-31
TOWN & COUNTRY TRUST
filed 1998-03-31
CIK 906110

                                                        Exhibit 13


                          T                        C

           The Town and Country Trust A Real Estate Investment Trust
                        [DRAWING OF A TREE-LINED PATH]


Annual Report


                        T                          97

The highlight of 1997 was a comprehensive refinancing which repositioned The Town and Country Trust for the future and achieved these important corporate objectives: [ ] provided funds for new acquisitions and development, [ ] provided the wherewithal for expansion of our capital improvement program, and [ ] eliminated the perceived risk from significant debt maturities in 1998.

                        [PHOTO: WATERMARK OF EXTERIOR
                               LIGHT FIXTURES]

                        HIGHLIGHTS OF FINANCIAL RESULTS
                        -------------------------------



                                             1995                  1996             1997

Funds from Operations (FFO)               $ 29,277,000         $30,547,000      $31,771,000
(baseline $27,000,000)

FFO per share (assuming dilution)               $1.63                $1.69            $1.75
(baseline $1.50)


Earnings before interest
(baseline $45,000,000)                    $50,195,000          $50,739,000      $52,130,000

Revenues
(baseline $85,000,000)                    $89,455,000          $91,163,000      $92,648,000




                        The Town and Country Trust 1997

DEAR SHAREHOLDER:       The Trust, since becoming a public entity in 1993, has
                        realized consistent growth in operating income and funds from operations as a result of the strength of our properties and the skills of our management team.

                        In October we replaced our outstanding debt with a collateralized financing, guaranteed by Fannie Mae, which initially funded $300 million of mortgage-
backed securities at a fixed interest rate of 6.91%, maturing in 2008. In addition, the new facility made available up to an additional $75 million, variable rate revolving credit facility which can be converted to a fixed rate term loan maturing in 2008 at our option. The borrowing can be further expanded by an additional $75 million to a total of $450 million under certain circumstances.

We are planning to utilize our liquidity by actively seeking acquisitions and have enlarged our horizons beyond our present focus in the mid-Atlantic region. And, we have earmarked $25 million of the financing proceeds for further capital improvements of our current portfolio.

In 1997 funds from operations increased by 4.0% over 1996 results to a total of $31,771,000, or $1.75 per share on a diluted basis. In addition, our occupancy has remained strong at approximately 93%. We have continued to maintain, upgrade and modernize our properties by investing a total of $16,000,000 in repairs and maintenance, recurring capital expenditures and revenue-enhancing improvements. We have maintained the annual dividend rate at $1.60 by declaring a dividend of $0.40 per share for the fourth quarter.

Our properties continue to enjoy a reputation for quality and our commitment to maintain this level is reflected in our expanding capital improvement program. We expect the program to enhance the Town and Country image and position us favorably to meet the competitive challenge into the new millennium.

The Trust's highly skilled, experienced and dedicated management team is crucial to our success. Their diverse talents and commitment drive the fine record of performance and maintenance of our properties.

While we are well-served by our primary concentration in the mid-Atlantic market, with its stable and broad-based economy, we are now exploring acquisition and development opportunities in other areas throughout the eastern half of the United States that meet our investment criteria.

We appreciate your continued support.


                        /s/ Alfred Lerner            /s/ Harvey Schulweis
                        ----------------------       ---------------------
                        Alfred Lerner                Harvey Schulweis

                        Chairman                     President and
                                                     Chief Executive Officer

MANAGEMENT

At the heart of the Trust's operations is our highly skilled property management team, all seasoned experts in our particular niche. Their dedication and diverse talents have made it possible to consistently increase revenues and profitability through judicious use of the available resources to improve the quality of the properties and increase rentals. Our record of high occupancy and low turnover is a direct result of our caring personnel and their emphasis on the well-being of our residents. Their hands-on approach and "whatever it takes" philosophy puts our team at the disposal of residents 24 hours a day, seven days a week. This kind of dedication and commitment is a distinguishing feature of all of our communities that extends from the top echelons through the service and office staff, to our custodians and groundskeepers.





                      [PHOTOS: 5 IN-LINE BLACK AND WHITE
                       PHOTOS, THE FIRST OF 3 MEN IN
                       CONVERSATION, THE SECOND OF
                       A WOMAN TALKING ON THE TELEPHONE,
                       THE THIRD OF A WOMAN IN AN
                       OFFICE LOOKING THROUGH A
                       WINDOW, THE FOURTH OF A
                       MAN WATERING SHRUBBERY,
                       AND THE FIFTH OF A MAN
                       PERFORMING MAINTENANCE ON
                       A HAND RAIL.]

                      [DRAWING:FULL COLOR PICTURE OF AN
                       APPLE TREE HEAVILY LADEN WITH
                       FRUIT, ON A ROLLING HILLSIDE]
                         High Occupancy, Low Turnover
                             resident satisfaction

                [WATERMARK: THE WORDS "RESIDENT SATISFACTION"
                 IN REPETITION]

Treating our residents as important customers provides us both with resident satisfaction and strong economic rewards. Our focus is sustained by sophisticated training and retraining of our staff at every level and by open lines of communication between management and residents and within the management group itself. Loyalty and longevity throughout the organization reflect the special pride our leadership has engendered and strong career paths we offer. The senior management group has worked together for more than twenty years. Among all employees, 25 percent have been with Town and Country more than ten years and 39 percent, more than five years.


                         [PHOTOS: 4 IN-LINE BLACK AND
                          WHITE PHOTOGRAPHS, THE
                          FIRST OF A MAN SITTING AT A
                          DESK, THE SECOND OF 2
                          MEN IN CONVERSATION, THE
                          THIRD OF A WOMAN HOLDING
                          PAPERWORK AND TALKING
                          ON THE TELEPHONE, AND THE
                          FOURTH OF A WOMAN
                          SMILING.]

                                THE PROPERTIES

Town and Country communities enjoy a high regard in our region for delivering exceptional value at moderate rentals to our targeted middle-class residents. We have established a reputation for superbly maintained, effectively-run properties with spacious floor plans in convenient locations, typically near schools and shopping. We offer residents a broad range of amenities that are especially attractive in their price category, including clubhouses, swimming pools, fitness centers, tennis courts and, most recently, business centers. Some apartments provide fireplaces and loft bedrooms.

                      [PHOTOS: 4 IN-LINE BLACK AND WHITE
                       PHOTOS, THE FIRST OF AN APARTMENT
                       BUILDING AT VERSAILLES-NORTH
                       CHARLES, THE SECOND OF
                       AN APARTMENT BUILDING AT FOX RUN,
                       THE THIRD OF THE SWIMMING POOL AND
                       APARTMENT BUILDINGS AT FOX RUN AND
                       THE FOURTH OF THE EXERCISE
                       ROOM AT CHRISTINA MILL.]

[DRAWING FULL-COLOR DRAWING OF A WELL-MANICURED
 GARDEN WITH A LARGE LETTER "Q" IN THE
 BACKROUND AND ROWS OF RED AND YELLOW FLOWERS
 IN THE FOREGROUND]
REPUTATION FOR QUALITY

$25 MILLION FOR CAPITAL IMPROVEMENTS.

[WATERMARK: THE WORDS "CAPITAL IMPROVEMENTS" IN
 REPETITION]

Town and Country has a historic commitment to maintenance and improvement practices that add value and rentability to the properties, generate consistent rent increases and enhance the lifestyle of our residents. The new infusion of funds from the refinancing will make an additional $25 million available for our capital improvement program. This will make modernization and upgrading possible on a scale that will effectively reposition a number of our properties and reinforce the image and competitive edge of the entire portfolio now and into the next century.


                      [PHOTOS: 4 IN-LINE BLACK AND WHITE
                       PHOTOS, THE FIRST OF 2 MEN
                       INSTALLING A RAILING AT T&C WILLOW
                       LAKE, THE SECOND OF AN APARTMENT
                       BUILDING AT FOX RUN, THE
                       THIRD OF AN APARTMENT
                       BUILDING AT THE VILLAGE AT
                       MCNAIR FARMS, AND THE
                       FOURTH OF A LAKE WITH FOUNTAIN
                       AND TWO APARTMENT BUILDINGS
                       AT STONEGATE.]

THE MARKETS

The mid-Atlantic region has been the operating arena for Town and Country. It features a strong, diversified economic base, low unemployment and scarcity of land for competitive development, so that demand for housing in our price range will be consistent without the threat of oversupply. Our highest concentration is in the suburbs of Baltimore, a metropolitan area that is at last coming into its own. We are proud to be strongly established in a market that is now being discovered by major investors as it evolves from a blue collar to a white collar business environment. It has become the capital of marine biotechnology, is the home of Johns Hopkins University and benefits, along with the entire Maryland/Delaware corridor, from the presence of such corporate giants as DuPont, MBNA and Chrysler and the University of Delaware. Our plans for expansion include not only possible new construction adjacent to existing properties in proven markets, but also acquisition and development in other areas in the South, Midwest and New England that meet our investment criteria.

[DRAWING FULL-COLOR PICTURE OF A LARGE KEY
 STUCK VERTICALLY IN THE GROUND
 SURROUNDED BY MANY PEOPLE, WITH
 ROLLING HILLS IN THE BACKROUND AND
 A RIVER IN THE FOREGROUND]


CONSISTENT DEMAND

[DRAWING: FULL-COLOR PICTURE OF A VILLAGE SITUATED
 ON ROLLING HILLS WITH AN EYE DEPICTED
 IN THE SKY IN THE BACKROUND
 AND A RIVER IN THE FOREGROUND.]

NEW DIRECTIONS FOR GROWTH

VISION FOR THE FUTURE

We are serious about expanding the size of this company now. Our direction will continue to be defined by focused management, property type and market characteristics. We will build on our strengths in markets where they can be most profitably applied, meeting the housing needs of the middle class with accommodations that set the standard for attractiveness, price and service. Town and Country is poised for growth. With our new financial wherewithal and this disciplined approach, we will explore opportunities for new investment wherever they can be found. And we will continue to invest in our existing portfolio.

                   PORTFOLIO
        [MAP SHOWING THE LOCATION OF THE 35
         PROPERTIES NAMED BELOW]

Name                                 Location   Number of Units
---------------------------------------------------------------
Maryland
 l  Fox Run                             Germantown      218
 2  Stonegate                           Elkton          260
 3  Town & Country Bowley's Quarters    Baltimore       462
 4  Town & Country Charlesmont          Dundalk         565
 5  Town & Country Cockeysville         Cockeysville    540
 6  Town & Country Foxhaven             Baltimore       460
 7  Town & Country Gardenwood           Baltimore       492
 8  Town & Country Hallfield            Perry Hall       75
 9  Town & Country Harford              Carney          336
10  Town & Country Hollows              Glen Burnie     336
11  Town & Country Montgomery Knolls    Gaithersburg    210
12  Town & Country Ridgeview            Rossville       257
13  Town & Country Rolling Road         Baltimore       384
l4  Town & Country Rossville            Rossville       692
l5  Town & Country Tall Oaks            Laurel          352
l6  Town & Country West/Greensview      Ellicott City 1,350
l7  Town & Country Willow Lake          Laurel          456
l8  Town & Country Woodhill             Glen Burnie     334
l9  Town & Country Woodmoor             Baltimore       424
20  Versailles - North Charles          Towson          210

---------------------------------------------------------------

Name                                 Location   Number of Units
---------------------------------------------------------------
Pennsylvania
2l  Colonial Crest Emmaus               Emmaus          329
22  Hidden Village                      Allentown       264
23  Rolling Hills                       York            184
24  Town & Country Colonial Park        Harrisburg      626
25  Town & Country Hanover              Hanover         215
26  Town & Country Lancaster West       Lancaster       413
27  Town & Country Lancaster East       Lancaster       272
28  Town & Country Union Deposit        Harrisburg      468
29  Town & Country York                 York            396
--------------------------------------------------------------
Virginia
30  Barton's Crossing                   Alexandria      532
31  Carlyle Station                     Manassas        408
32  The Glen at Leesburg                Leesburg        134
33  University Heights                  Ashburn         466
34  The Village at McNair Farms         Herndon         283
---------------------------------------------------------------
Delaware
35  Christina Mill                      Newark          228
                                                    -------
Total Units                                          13,631

Financial Report

[WATERMARK OF NUMBERS AND DOLLAR SIGNS IN
 REPETITION]

                                                      THE TOWN AND COUNTRY TRUST



CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                              December 31,
                                                                                   -------------------------------
(in thousands)                                                                          1997                  1996
-------------------------------------------------------------------------------------------------------------------
ASSETS

               Real estate assets:
                 Land                                                              $  77,566              $ 77,566
                 Buildings and improvements                                          492,482               483,119
                 Other                                                                 3,904                 3,758
                                                                                   -------------------------------
                                                                                     573,952               564,443
               Less accumulated depreciation                                        (222,946)             (198,689)
                                                                                   -------------------------------
                                                                                     351,006               365,754
               Cash and cash equivalents                                               4,259                 1,725
               Funds deposited with mortgagee                                              -                 6,030
               Restricted cash                                                         1,125                 1,005
               Receivables                                                             2,030                 1,413
               Prepaid expenses and other assets                                       4,240                 3,857
               Deferred financing costs, net of allowance for amortization
                 (1997 - $114; 1996 - $6,267)                                          3,591                 3,612
                                                                                   -------------------------------
               Total assets                                                        $ 366,251              $383,396
                                                                                   ===============================
LIABILITIES AND SHAREHOLDERS' EQUITY

               Mortgages payable                                                   $ 300,000              $232,000
               Secured notes payable                                                       -                58,409
               Accrued interest                                                        1,756                 4,817
               Accounts payable and other liabilities                                  4,731                 4,552
               Security deposits                                                       1,698                 1,630
               Minority interest                                                       7,948                11,243
                                                                                   -------------------------------
               Total liabilities                                                     316,133               312,651

               Shareholders' equity:
                 Common shares of beneficial interest ($.01 par value),
                    500,000,000 shares authorized                                        158                   157
                 Additional paid-in capital                                          319,061               317,791
                 Accumulated deficit                                                (266,440)             (245,391)
                 Unearned compensation - restricted stock                             (2,661)               (1,812)
                                                                                   -------------------------------
                                                                                      50,118                70,745
                                                                                   -------------------------------
               Total liabilities and shareholders' equity                          $ 366,251              $383,396
                                                                                   ===============================

See accompanying notes to financial statements.

                                                      THE TOWN AND COUNTRY TRUST


CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                                                     Year Ended December 31,
                                                                             -------------------------------------
(in thousands, except per share data)                                            1997          1996           1995
------------------------------------------------------------------------------------------------------------------

               Revenues:
                 Rental                                                      $ 90,960       $89,624        $88,000
                 Other                                                          1,688         1,539          1,455
                                                                             -------------------------------------
                                                                               92,648        91,163         89,455
               Expenses:
                 Operating                                                     21,173        21,482         20,441
                 Real estate taxes                                              6,837         6,969          7,181
                 Depreciation                                                  24,311        24,282         24,147
                 Marketing and advertising                                      3,577         3,321          3,076
                 Repairs and maintenance                                        6,517         6,320          6,173
                 General and administrative                                     2,414         2,333          2,389
                                                                             -------------------------------------
                                                                               64,829        64,707         63,407
               Interest expense                                                18,601        17,750         18,427
               Interest expense related to the amortization
                 of deferred financing costs                                    1,559         2,166          2,244
               Retirement of unamortized deferred financing costs                   -             -            312
                                                                             -------------------------------------
                                                                               84,989        84,623         84,390
                                                                             -------------------------------------
               Income before minority interest and extraordinary item           7,659         6,540          5,065
               Income allocated to minority interest                            1,048           895            695
                                                                             -------------------------------------
               Income before extraordinary item                                 6,611         5,645          4,370
               Extraordinary item - cost related to refinancing of debt
                 (net of $397 minority interest)                              (2,512)             -              -
                                                                             -------------------------------------
               Net income                                                    $  4,099       $ 5,645        $ 4,370
                                                                             =====================================
               Weighted average common shares outstanding - basic              15,513        15,512         15,512
               Dilutive effect of outstanding options and
                 restricted shares                                                176            47             10
               Weighted average common shares outstanding - diluted            15,689        15,559         15,522
                                                                             =====================================
               Per common share - basic and diluted:
               Income before extraordinary item                              $    .42       $   .36        $   .28
               Extraordinary item                                                (.16)            -              -
                                                                             -------------------------------------
               Net income                                                    $    .26       $   .36        $   .28
                                                                             =====================================
               Dividends declared and paid per share outstanding             $   1.60       $  1.60        $  1.60
                                                                             =====================================
               Tax treatment of dividends (unaudited):
                 Ordinary income                                             $   1.08       $  1.23        $  1.06
                                                                             =====================================
                 Return of capital                                           $    .52       $   .37        $   .54
                                                                             =====================================

See accompanying notes to financial statements.

                                                      THE TOWN AND COUNTRY TRUST


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------



                                                                        Common
                                                                Shares of Beneficial
                                                                        Interest          Additional
                                                               ------------------------     Paid-in     Accumulated     Unearned
(in thousands, except per share data)                             Shares       Amount       Capital       Deficit      Compensation
-----------------------------------------------------------------------------------------------------------------------------------
               Balance at January 1, 1995                         15,512     $     155     $ 315,523     $(205,335)             -
               Net income                                              -             -             -         4,370              -
               Common shares of beneficial interest                    -             -             -             -              -
                 issued under Long Term Incentive Plan               150             2         2,061             -      $  (2,063)
               Dividends declared and paid ($1.60 per share)           -             -             -       (24,999)             -
               Earned compensation under
                 Long Term Incentive Plan                              -             -             -             -            187
                                                                  ------        ------       -------      ---------        -------
               Balance at December 31, 1995                       15,662           157       317,584      (225,964)        (1,876)
               Net income                                              -             -             -         5,645              -
               Common shares of beneficial interest
                 issued under Long Term Incentive Plan                15             -           203             -           (203)
               Dividends declared and paid ($1.60 per share)           -             -             -       (25,072)             -
               Earned compensation under
                 Long Term Incentive Plan                              -             -             -             -            267
               Share options exercised                                 1             -             4             -              -
                                                                  ------        ------       -------      ---------        -------
               Balance at December 31, 1996                       15,678           157       317,791      (245,391)        (1,812)
               Net income                                              -             -             -         4,099              -
               Common shares of beneficial interest
                 issued under Long Term Incentive Plan                76             1         1,164             -         (1,165)
               Dividends declared and paid ($1.60 per share)           -             -             -       (25,148)             -
               Earned compensation under
                 Long Term Incentive Plan                              -             -             -             -            316
               Share options exercised                                 7             -           106             -              -
                                                                  ------        ------       -------      ---------        -------
               Balance at December 31, 1997                       15,761     $     158     $ 319,061     $(266,440)     $  (2,661)
                                                                  ======        ======       =======      =========        =======


See accompanying notes to financial statements.

                                                      THE TOWN AND COUNTRY TRUST








CONSOLIDATED STATEMENTS OF CASH FLOWS

-----------------------------------------------------------------------------------------------------------------------------

                                                                                             Year Ended December 31,
                                                                                      ---------------------------------------
(in thousands)                                                                           1997           1996            1995
-----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
--------------------------------------------------------------------------------------

               Income before minority interest and extraordinary item                 $   7,659      $   6,540      $   5,065
               Adjustments to reconcile income before minority interest and extraordinary item to net cash provided by operating activities:
                    Depreciation                                                         24,311         24,282         24,147
                    Interest expense related to the amortization
                       of deferred financing costs                                        1,559          2,166          2,244
                    Retirement of unamortized deferred financing costs                        -              -            312
                    Amortization of unearned compensation                                   316            267            187
                    Changes in operating assets and liabilities:
                      (Increase) decrease in restricted cash                               (120)            30             15
                      Decrease (increase) in funds deposited with mortgagee               6,030           (307)           531
                      (Increase) decrease in receivables, prepaid expenses
                        and other assets                                                 (1,000)          (292)           133
                      (Decrease) increase in accounts payable, other
                        liabilities, accrued interest and security deposits              (2,814)         1,598           (406)
                                                                                      ---------------------------------------
               Net cash provided by operating activities                                 35,941         34,284         32,228

-----------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
--------------------------------------------------------------------------------------

               Additions of real estate assets, net of disposals                         (4,378)        (4,120)        (4,127)
               Additions pursuant to value-added capital
                 improvements program                                                    (5,185)        (2,277)        (2,654)
                                                                                      ---------------------------------------
               Net cash used in investing activities                                     (9,563)        (6,397)        (6,781)

-----------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
--------------------------------------------------------------------------------------

               Borrowings on mortgages payable                                          300,000              -              -
               Payments on original mortgages                                          (232,000)             -              -
               Payments on notes payable                                                (58,409)             -        (52,510)
               Proceeds from exercise of share options                                      106              4              -
               Borrowings on notes payable                                                    -          1,600         56,809
               Costs related to refinancing of debt                                        (742)             -              -
               Increase in deferred financing costs                                      (3,705)           (61)        (1,447)
               Dividends and distributions                                              (29,094)       (29,018)       (28,945)
                                                                                      ---------------------------------------
               Net cash used in financing activities                                    (23,844)       (27,475)       (26,093)
                                                                                      ---------------------------------------
               Increase (decrease) in cash and cash equivalents                           2,534            412           (646)
               Cash and cash equivalents at beginning of period                           1,725          1,313          1,959
                                                                                      ---------------------------------------
               Cash and cash equivalents at end of period                             $   4,259      $   1,725      $   1,313
                                                                                      =======================================
               Cash interest paid                                                     $  21,709      $  17,982      $  18,342
                                                                                      =======================================

See accompanying notes to financial statements.

                                                      THE TOWN AND COUNTRY TRUST





NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Note 1    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

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

     In conjunction with the consummation of the equity and debt offerings, a series of transactions occurred: the Company acquired an 86% general partnership interest in The TC Operating Limited Partnership (the "Operating Partnership"); the remaining 14% limited partnership interest in the Operating Partnership was retained by the minority interest owners as consideration for their contribution to the Operating Partnership of controlled interests in The Town and Country Management Corporation and 26 property partnerships (the "TC Companies"). Certain previously non-controlled interests in the TC Companies were acquired by the Company for a cash payment and the assumption of liabilities totaling $161,156,000 and six previously non-controlled property partnerships were acquired by the Operating Partnership for $120,094,000. The TC Companies, along with the property partnerships acquired subsequent to the public offering, total 35 property partnerships located in Maryland, Pennsylvania, Virginia and Delaware, and are collectively referred to as "The TC Property Partnerships." All operating expenses of the Trust will be borne pro-rata by the general and limited partners of the Operating Partnership in proportion to their interests in the properties.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements of the Company include the accounts of the Trust and its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

RECLASSIFICATIONS Certain amounts previously reported have been reclassified to conform with the 1997 presentation.

INCOME TAXES The Trust has made an election to be taxed as a Real Estate Investment Trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code. As a REIT, the Trust generally will not be subject to Federal income tax to the extent that it distributes at least 95% of its REIT taxable income to its shareholders. If the Trust fails to qualify as a REIT in any taxable year, the Trust will be subject to Federal income tax (including any applicable Alternative Minimum Tax) at regular corporate rates on its taxable income. Even if the Trust qualifies for taxation as a REIT, the Trust may be subject to certain state and local taxes on its income and property and to Federal income and excise taxes on its undistributed income.

     The Company makes a number of special allocations for tax purposes only. In general, 100% of the interest deductions related to $232,000,000 of borrowings will be allocated to the Trust and 85% of depreciation deductions related to 32 of the properties will be allocated to the minority interest ownership.

REAL ESTATE AND DEPRECIATION Real estate assets are stated at cost, net of accumulated depreciation unless an impairment indicator exists. If impairment conditions exist, the Company makes an assessment of the recoverability of the carrying amounts of the properties by estimating the future undiscounted cash flows, excluding interest charges. If the carrying amount exceeds the aggregate future cash flows, the Company would recognize an impairment loss to the extent the carrying amount exceeds the discounted fair value of the property. Any long-lived assets to be disposed of are valued at estimated fair value less cost to sell. Based on such periodic assessments, no impairments have been determined and, therefore, no real estate carrying amounts have been adjusted.

     All costs related to the improvement or replacement of fixed assets are capitalized. Maintenance and repairs are charged to expense as incurred. Provision for depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

                  ---------------------------------------------------------
                  Buildings                                   40 years
                  Major Improvements                          20 years
                  Furniture, Fixtures and Equipment           5 to 12 years

                                                      THE TOWN AND COUNTRY TRUST


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

DEFERRED FINANCING COSTS Deferred financing costs consist of certain fees incurred in the financing of indebtedness which are being amortized to interest expense using the straight-line method over the term of the related debt.

INTEREST RATE RISK MANAGEMENT The Company uses interest rate protection agreements and interest rate swap agreements to reduce the potential impact of increases in interest rates relating to the floating rate portion of borrowings. Unamortized premiums paid for those agreements are included in deferred financing costs in the Company's balance sheet. Amounts received under those agreements are credited as a reduction of interest expense. Any amounts paid under the interest rate swap agreements are recorded as an increase to interest expense.

INCOME RECOGNITION Revenues from rental property are recognized when due from tenants. Leases are generally for one year or less.

EARNINGS PER SHARE In 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share. Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, restricted shares and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement 128 requirements.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, such as depreciable lives of assets, that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

--------------------------------------------------------------------------------
Note 2    FUNDS DEPOSITED WITH MORTGAGEE

The Company was required to maintain a payment account and a reserve account with the properties' mortgage holder prior to the refinancing in 1997. The payment account was required to fund interest payments as they became due and the reserve account was required to fund a minimum level of property repairs and maintenance.

--------------------------------------------------------------------------------
Note 3    RESTRICTED CASH

Pursuant to Maryland and Delaware state law, the Company maintains certificates of deposit to cover the aggregate amount of tenant security deposits retained by the properties in those states. At December 31, 1997 and 1996, the amount of the certificates of deposit, with a maturity of three months or less, was $1,125,000 and $1,005,000, respectively.

--------------------------------------------------------------------------------
Note 4    LONG-TERM BORROWINGS

Concurrent with the offering of common shares of beneficial interest, certain of The TC Property Partnerships borrowed $185,600,000 of fixed rate notes and $46,400,000 of floating rate notes from a special-purpose corporation, The Town and Country Funding Corporation.

     During the year ended December 31, 1995, the Company entered into a secured financing agreement pursuant to which it was permitted to borrow a maximum of $62,000,000. As of December 31, 1996 the Company had drawn $58,409,000 on this loan facility.

     In September, 1997 the Company entered into an agreement that provides a $375,000,000 collateralized financing facility. The initial borrowing under the facility of $300,000,000 matures in 2008 and bears a fixed interest rate of 6.91%. A portion of the proceeds was used to refinance the Company's existing publicly-issued and bank mortgage indebtedness which had scheduled maturities of August, 1998.

                                                      THE TOWN AND COUNTRY TRUST


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     The remaining $75,000,000 is available as a 10-1/2 year, variable rate revolving credit facility. Any outstanding portion can be converted to a fixed rate term loan maturing in 2008 at the Company's option. These funds will be available for property acquisitions and to expand the recently instituted extensive capital improvement program for certain of the Company's existing properties. The Company purchased an interest rate protection contract which limits the maximum floating interest rate to approximately 10.5%. In association with the refinancing, the Company has committed to a two-year program to provide $25,000,000 in capital improvements to certain properties. Through the year ended December 31, 1997, $3,539,000 in costs have been incurred related to this program.

     As a result of the refinancing of the publicly-issued and bank mortgage indebtedness, the Company recorded an extraordinary expense of $2,512,000, net of minority interest of $397,000. The expense consisted of the write-off of $2,167,000 of unamortized deferred financing costs and other costs in the amount of $742,000.


--------------------------------------------------------------------------------
Note 5    MINORITY INTEREST

In conjunction with the formation of the Company and its majority-owned Operating Partnership, persons contributing interests in properties to the Operating Partnership have received limited partnership interests in the Operating Partnership. The aggregate outstanding limited partnership interests are convertible into common shares of the Company, and the interests have the same economic characteristics as 2,466,535 common shares inasmuch as they share proportionally in the net income or loss and any distributions of the Operating Partnership. Since the limited partnership interests have the same economic characteristics as shares, these interests have no impact on earnings per share calculations.

     Minority interest in the accompanying consolidated financial statements relates to such limited partnership interests.

--------------------------------------------------------------------------------
Note 6    EMPLOYEE BENEFIT PLANS

SHARE OPTION PLANS In 1993 the Company established a long-term incentive plan for the purpose of attracting and retaining executive officers, other key employees and non-employee trustees (the "1993 Plan"). The 1993 Plan provides for the granting of restricted stock and incentive share options and non-qualified share options to purchase up to 750,000 shares of the Company's common shares at a price not less than the fair market value at the date the options are granted. During 1997 the Company established, subject to ratification at the 1997 Annual Meeting of Shareholders, an additional long-term incentive plan (the "1997 Plan" and together with the 1993 Plan, the "Plans"). The 1997 Plan provides for the granting of options to purchase up to 1,200,000 of the Company's common shares at a price not less than the fair market value at the date the options are granted. The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related Interpretations in accounting for its employee stock options as permitted under FASB Statement No. 123, Accounting for Stock-Based Compensation, ("Statement 123"). Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Options generally become exercisable in equal installments over a three-year period, commencing with the first anniversary of the date of grant. All options expire ten years from the date of grant. During the year ended December 31, 1997, 6,000 options were granted pursuant to the 1993 Plan at an exercise price of $14.75. Additionally, 120,000 options were granted pending approval of the 1997 Plan at an exercise price of $15.125. The proposed share grants under the 1997 Plan have been included in the share option disclosure.

     An additional 1,115,650, 111,375 and 128,500 common shares have been authorized for issuance in future grants of options under the plans as of December 31, 1997, 1996 and 1995, respectively. The option price of future grants may not be less than the fair market value of the shares on the date of grant.

     Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options

                                                      THE TOWN AND COUNTRY TRUST


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

--------------------------------------------------------------------------------
                                        1997              1996              1995
--------------------------------------------------------------------------------
Risk free interest rate                 6.1%              5.4%              7.7%
Dividend yield                         10.6%             11.8%             11.0%

The model assumed a volatility factor of the expected market price of the Company's common stock of 0.18 and a weighted-average expected life of the options of five years.

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

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

--------------------------------------------------------------------------------
                                             1997         1996           1995
--------------------------------------------------------------------------------
Pro forma net income                       $ 4,057      $ 5,614        $ 4,339
Pro forma net income per share -
     basic and diluted                     $  .26       $   .36        $   .28

Details of share options are as follows:
--------------------------------------------------------------------------------

                                                Number of shares
                                            -------------------------                            Weighted
                                            Incentive   Non-qualified             Option          Average
                                              Options         Options              Price   Exercise Price
---------------------------------------------------------------------------------------------------------
Shares under option at January 1, 1995        190,580         142,920      $ 14.75-22.00         $15.00
Granted                                       108,189          39,811      $14.00-14.125         $14.00
Exercised                                           -               -                  -              -
Forfeited                                     (11,500)              -      $ 14.00-14.75         $14.50
                                             ------------------------
Shares under option at December 31, 1995      287,269         182,731      $ 14.00-22.00         $14.75
Granted                                             -           6,000      $       13.50         $13.50
Exercised                                        (300)              -      $       14.00         $14.00
Forfeited                                      (3,500)              -      $ 14.00-14.75         $14.25
                                             ------------------------
Shares under option at December 31, 1996      283,469         188,731      $ 13.50-22.00         $14.75
Granted (subject to shareholder approval)      99,672          26,328      $14.75-15.125         $15.10
Exercised                                      (7,350)              -      $ 14.00-14.75         $14.50
Forfeited                                      (6,150)              -      $14.00-15.125         $14.60
                                             ------------------------
Shares under option at December 31, 1997      369,641         215,059      $ 13.50-22.00         $14.80
                                             ========================
Shares exercisable at December 31, 1995        61,360          61,640      $ 14.75-22.00         $15.25
                                             ========================
Shares exercisable at December 31, 1996       155,183         122,550      $ 13.50-22.00         $14.875
                                             ========================
Shares exercisable at December 31, 1997       237,706         183,461      $ 13.50-22.00         $14.75
                                             ========================


The weighted average fair value of options granted during the years ended December 31, 1997, 1996 and 1995 was $.59, $.34 and $.66, respectively. The weighted average remaining contractual life of options granted is 7.4 years.

                                                      THE TOWN AND COUNTRY TRUST


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

PENSION PLAN The Company maintains a non-contributory, defined contribution plan for the benefit of employees. The plan covers all employees who are twenty and one-half years old with six months or more service. Employees qualify for benefits upon reaching the age of sixty-five and early retirees qualify provided they have reached the age of fifty-five and have completed ten years of service. After three years of service, employees become 20% vested in employer contributions which are based on current compensation levels. From the fourth through the seventh year, vesting increases until full vesting occurs. The Company expensed $175,000, $195,000 and $239,000 in contributions to the plan for the years ended December 31, 1997, 1996 and 1995, respectively.

RESTRICTED STOCK On April 10, 1995, the Company granted an aggregate of 150,000 restricted Common Shares to certain officers pursuant to the 1993 Plan. On July 25, 1996, the Company granted an additional 15,625 shares to an officer. On June 17, 1997, the Company granted 76,375 shares to certain officers. The officers become fully vested in the shares upon retirement from the Company. Should such officers leave the Company prior to retirement, the shares revert back to the Company. The market value of the shares awarded, $3,431,000, has been recorded as unearned compensation - restricted stock and is shown as a separate component of shareholders' equity. Unearned compensation is being amortized into expense over the vesting period. The amortization amounted to $316,000, $267,000 and $187,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

SUPPLEMENTAL EMPLOYEES RETIREMENT PLAN The Company has established a split-dollar life insurance plan for certain officers pursuant to its Amended and Restated 1993 Long-Term Incentive Plan. The Company advances the premiums on life insurance policies for these officers. The policies are assigned to the Company. In the event of retirement or death, the Company will be repaid the aggregate amount of premiums paid from the cash surrender value at the time the benefits are paid. The remaining cash surrender value is paid to the employee or beneficiary. During the years ended December 31, 1997, 1996 and 1995, the cost to the Company, representing the excess of premiums paid over the increase in cash surrender values, was $31,000, $79,000 and $203,000 respectively. The cash surrender values of the policies are recognized as an asset to the Company.

--------------------------------------------------------------------------------

Note 7    LEASES

The Company leases certain office facilities and equipment under noncancellable operating leases. Future minimum rental commitments under noncancellable leases with remaining terms in excess of one year are as follows at December 31, 1997:

                  (in thousands)
                  -----------------------------------------------
                  1998                               $    385
                  1999                                    391
                  2000                                    410
                  2001                                    410
                  2002                                    410
                  After 2002                              747
                                                     --------
                  Total lease commitments            $  2,753
                                                     ========

Total rent expense for the years ended December 31, 1997, 1996 and 1995, was approximately $374,000, $366,000 and $364,000, respectively.

--------------------------------------------------------------------------------
Note 8    RELATED PARTY TRANSACTIONS

At December 31, 1997 and 1996, the Company had an unsecured loan to an officer, the balance of which was $340,000. $300,000 of the loan balance bears an interest rate comparable to the rate earned on the Company's invested funds. The remaining portion of the loan is non-interest bearing.

     A Trustee of the Company is chairman of a law firm which is general counsel to the Company. A partnership which was owned until August 1995 by the owners of the TC Companies, including the Company's chairman

                                                      THE TOWN AND COUNTRY TRUST




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

and its president, provided cable television service to residents in certain of the Company's communities, at no monetary benefit to the Company.
--------------------------------------------------------------------------------
NOTE 9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 1997 and 1996. FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.


------------------------------------------------------------------------------------------------------
                                             DECEMBER 31, 1997                DECEMBER 31, 1996
                                         CARRYING             FAIR        CARRYING             FAIR
(in thousands)                             AMOUNT            VALUE          AMOUNT            VALUE
-------------------------------------------------------------------------------------------------------
Financial assets
     Deferred financing costs
         (interest rate protection and
         swap agreements)               $      73         $    51           $    326        $ 1,168

Financial liabilities
     Mortgages payable
         Fixed rate notes               $ 300,000         $308,441          $185,600       $181,220
         Floating rate notes                    -               -             46,400         46,400
     Notes payable                              -               -             58,409         58,409

The carrying amounts shown in the above table are included in the balance sheet under the indicated captions. The following methods and assumptions were used to estimate the fair values of each class of financial instruments:

         Deferred financing costs: The amounts reported relate to the interest rate protection agreement and the interest rate swap agreements. The carrying amount is comprised of the unamortized premiums paid for these agreements. The fair value represents what the Company would pay for similar agreements at December 31, 1997 and 1996 based upon quotes from the agreements' counterparties.

         Mortgages Payable: The fair value of the fixed rate portion of the Company's mortgages payable is estimated by discounting expected cash flows based on the Company's incremental borrowing rate for similar types of borrowing arrangements. The floating rate portion of the Company's mortgages payable approximated market.


         Notes Payable: The notes payable were floating rate indebtedness and therefore approximated fair value.
--------------------------------------------------------------------------------

Note 10. UNAUDITED QUARTERLY RESULTS OF OPERATIONS

The following is a summary of quarterly results of operations for the years ended December 31, 1997 and 1996.


-------------------------------------------------------------------------------------------------
                                                                  QUARTER ENDED
                                                  -----------------------------------------------
(in thousands, except per share data)             MARCH 31   JUNE 30  SEPTEMBER   30 DECEMBER 31
-------------------------------------------------------------------------------------------------

1997
Revenues                                          $ 22,848   $ 23,000   $ 23,402    $ 23,398
Income from property operations                      6,499      6,726      6,732       7,862
Income before extraordinary item                     1,328      1,509      1,573       2,201
Extraordinary item (net of minority interest)          -          -       (2,512)        -
Net income (loss)                                    1,328      1,509       (939)      2,201
Net income (loss) per share - basic and diluted        .09        .10       (.06)        .14
----------------------------------------------------------------------------------------------
1996
Revenues                                          $ 22,381   $ 22,816   $ 23,053    $ 22,913
Income from property operations                      5,906      6,497      6,657       7,396
Net income                                             796      1,326      1,448       2,075
Net income per share - basic and diluted               .05        .09        .09         .13

                                                      THE TOWN AND COUNTRY TRUST





NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
The 1996 and first three quarters of 1997 earnings per share amounts have been restated to comply with Statement of Financial Accounting Standards No. 128, Earnings Per Share.
--------------------------------------------------------------------------------
Note 11. SUBSEQUENT EVENT

On January 29, 1998 the Company's Board of Trustees declared a dividend for the quarter ended December 31, 1997 of $.40 per share, aggregating $6,304,566. Concurrent with the payment of the dividend, a $986,614 limited partnership ownership distribution will be made to the minority interest holders. The dividend and distribution will be paid on March 10, 1998 to holders of record on February 13, 1998.




REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------

To The Board of Trustees and Shareholders
The Town and Country Trust




We have audited the accompanying consolidated balance sheets of The Town and Country Trust and subsidiaries (the "Company") as of December 31, 1997, and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Town and Country Trust and subsidiaries at December 31, 1997, and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997,in conformity with generally accepted accounting principles.



                                             /s/ Ernst & Young LLP





Baltimore, Maryland
January 29, 1998

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
OVERVIEW

The following discussion is based primarily on the consolidated financial statements of The Town and Country Trust and its subsidiaries (the "Company") as of December 31, 1997 and 1996, and for the years ended December 31, 1997, 1996 and 1995. This information should be read in conjunction with the accompanying consolidated financial statements and notes thereto.

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

         The Company believes that funds from operations provides an indicator of its financial performance. Funds from operations is defined as net income
(loss) excluding adjustments for unconsolidated partnerships and joint ventures as well as gains (losses) from debt restructuring and sales of property, plus depreciation of revenue producing real property. This definition of funds from operations is consistent with the National Association of Real Estate Investment Trusts (NAREIT) definition. Funds from operations is affected by the financial performance of the properties and the capital structure of the Company. Funds from operations does not represent cash flow from operations as defined by generally accepted accounting principles and is not necessarily indicative of cash available to fund all cash flow needs. Funds from operations should not be considered as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.
--------------------------------------------------------------------------------
RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996 Revenues for the year ended December 31, 1997 were $92,648,000 compared to $91,163,000 for the year ended December 31, 1996. This increase of $1,485,000, or 1.6% was due to increased rental rates and the impact of revenue-enhancing capital improvements. Occupancy for the year ended December 31, 1997 was 93%, which was slightly lower than the 94% that the Company experienced for the year ended December 31, 1996. Funds from operations before minority interest, using the NAREIT definition, increased by 4.0% to $31,771,000 for the year ended December 31, 1997 from $30,547,000 for the year ended December 31, 1996.

         As the result of management's continued efforts to control costs, total expenses, excluding depreciation and interest, were $40,518,000 for the year ended December 31, 1997, compared to $40,425,000 for the year ended December 31, 1996, an increase of $93,000 or 0.2%. Operating expenses decreased by $309,000. All other expenses, except depreciation, increased by only $402,000 in the aggregate.

         Interest expense for the year ended December 31, 1997 increased by $851,000 from the expense for the same period in 1996 due to increases in the amount of borrowings and interest rate that resulted from the new financing facility.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995 Revenues for the year ended December 31, 1996 were $91,163,000, compared to $89,455,000 for the year ended December 31, 1995. This increase of $1,708,000, or 1.9%, was due to increased rental rates and the impact of revenue-enhancing capital improvements. Additionally, during the year ended December 31, 1996, management renegotiated its laundry contract at more favorable terms which are beneficial to total revenues over the life of the contract. Occupancy for the year ended December 31, 1996 remained strong at 94%, consistent with the year ended December 31, 1995. Funds from operations before minority interest, using the NAREIT definition, increased to $30,547,000 for the year ended December 31, 1996 from $29,277,000 for the year ended December 31, 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
         Total expenses, excluding depreciation and interest, were $40,425,000 for the year ended December 31, 1996, compared to $39,260,000 for the year ended December 31, 1995, an increase of $1,165,000. Operating expenses increased by $1,065,000, of which approximately $500,000 is attributable to the unusually severe winter weather conditions in the Company's operating region during the first quarter of 1996. The costs associated with the severe winter weather conditions were in part controlled by management's successful negotiations for fixed rate prices for utilities such as heating fuel. All other expenses, except depreciation, increased by only $100,000, in the aggregate, as a result of management's successful efforts to control costs.

         Interest expense for the year ended December 31, 1996 decreased by $677,000 from the expense for the same period in 1995 due to decreases in the interest rate on the Company's floating rate debt. On January 2, 1996, the Company entered into an interest rate swap agreement which has the effect of fixing the interest rate on its floating rate indebtedness at a blended rate of 6.5%.
--------------------------------------------------------------------------------
LIQUIDITY AND CAPITAL RESOURCES

         Operating activities provided unrestricted cash for the year ended December 31, 1997 of $35,941,000, of which $29,094,000 was paid out in dividends and distributions.

         In 1995, the Company commenced a multi-year program that provided for approximately $6,500,000 in revenue-enhancing capital improvements to certain properties. The improvements include the modernization of kitchens and bathrooms as well as the initial installation of washers, dryers and carpeting within certain apartment units. The initial program was completed during 1997.

         In September, 1997 the Company entered into an agreement that provides a $375,000,000 collateralized financing facility. The initial borrowing under the facility of $300,000,000 matures in 2008 and bears a fixed interest rate of 6.91%. A portion of the proceeds were used to refinance the Company's existing publicly-issued and bank mortgage indebtedness which had scheduled maturities of August, 1998.

         The remaining $75,000,000 is available as a 10 1/2 year, variable rate revolving credit facility which can be converted to a fixed-rate term loan maturing in 2008 at the Company's option. The Company intends to use these funds for property acquisitions and to expand the recently instituted extensive capital improvement program for certain of the Company's existing properties.

         The Company has commenced a two-year program that provides for approximately $25,000,000 in capital improvements to certain properties. The improvements include paving, roofs, vinyl siding and the expansion of the on-going program to make such revenue-enhancing improvements as the modernization of kitchens and bathrooms and the installation of washers, dryers and carpeting within certain apartment units. $3,539,000 in costs were incurred related to this new program through December 31, 1997. The collateralized financing facility allows for draws to finance this capital improvement program.

         Rental income from the properties is received on a monthly basis. All cash accumulated for the payment of quarterly dividends is invested in short-term instruments. Management believes that the Company will have access to the capital resources necessary to expand and develop its business. The Company expects that adequate cash will be available to fund its operating and administrative expenses, capital expenditures, debt service obligations and payments of dividends in the foreseeable future.

--------------------------------------------------------------------------------
INFLATION

Substantially all of the leases of the properties are for a term of one year or less, which enables the Company to seek increased rents upon renewal or reletting of apartment units. Such short-term leases minimize the risk of the adverse effects of inflation; however, as a general rule, such leases permit tenants to leave at the end of the lease term without penalty.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
IMPACT OF YEAR 2000

Some of the Company's older computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognize a date using "00" as the year 1900 rather than the Year 2000. This could cause a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     The Company has completed an assessment and will have to modify or replace portions of its software so that its computer systems will function properly with respect to dates in the Year 2000 and thereafter. The total Year 2000 project cost is estimated to be less than $50,000, which will be expensed as incurred. To date, the Company has incurred and expensed approximately $15,000, primarily for assessment of the Year 2000 issue and direct software modifications.

--------------------------------------------------------------------------------
SAFE HARBOR STATEMENT

With the exception of historical information, the matters discussed in this Annual Report to Shareholders are forward-looking statements that involve risks and uncertainties and actual results could differ materially from those discussed. Certain statements herein and in future filings by the Trust with the Securities and Exchange Commission and in written and oral statements made by or with the approval of any authorized executive officer of the Trust constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Trust intends that such forward-looking statements be subject to the safe harbors created by such Acts. The words and phrases "looking ahead," "we are confident," "should be," "will be," "predicted," "believe," "expect," "anticipate," and similar expressions identify forward-looking statements. These forward-looking statements reflect the Trust's current views in respect of future events and financial performance, but are subject to many uncertainties and factors relating to the Trust's operations and business environment which may cause the actual results of the Trust to differ materially from any future results expressed or implied by such forward-looking statements. Examples of such uncertainties include, but are not limited to, interest rate fluctuations; competition for tenants and acquisitions from others, many of whom may have greater financial resources than the Trust; changes in rental rates which may be charged by the Trust in response to market rental rate changes or otherwise; changes in federal income tax laws and regulations; any changes in the Trust's capacity to acquire additional apartment properties and any changes in the Trust's financial condition or operating results due to an acquisition of additional apartment properties; unanticipated increases in operating expenses due to factors such as casualties to the Trust's apartment properties or adverse weather conditions in the geographic locations of the Trust's apartment properties; and local economic and business conditions, including, without limitation, conditions which may affect public securities markets generally, the real estate investment trust industry, or the markets in which the Trust's apartment properties are located. The Trust undertakes no obligation to update publicly or revise any forward-looking statements whether as a result of new information, future events or otherwise.

SELECTED FINANCIAL DATA

-----------------------------------------------------------------------------------------------------------------------
                                                                                                                 THE TC
                                                                   THE TOWN AND COUNTRY TRUST                 COMPANIES
                                                  ---------------------------------------------------------  ----------
                                                                                                 AUGUST 23,  JANUARY 1,
                                                                                                    1993 TO     1993 TO
                                                                YEARS ENDED DECEMBER 31,       DECEMBER 31,  AUGUST 22,
(in thousands, except per share data)                 1997         1996        1995        1994        1993        1993
-----------------------------------------------------------------------------------------------------------  ----------

OPERATING DATA
--------------------------------------------------
     Revenue                                      $ 92,648     $ 91,163    $ 89,455    $ 86,077    $ 28,239    $ 39,507
     Other operating related expenses               38,104       38,092      36,871      35,893      11,338      17,739
     Depreciation                                   24,311       24,282      24,147      23,399       7,675       6,741
     General and administrative expenses             2,414        2,333       2,389       2,775         764         417
     Management expense                                  -            -           -           -           -         638
                                                  ---------------------------------------------------------  ----------
     Income from operations                         27,819       26,456      26,048      24,010       8,462      13,972
     Interest expense                               18,601       17,750      18,427      16,000       4,616      17,672
     Interest expense related to the
      amortization of deferred financing costs       1,559        2,166       2,556       1,986         558         742
                                                  ---------------------------------------------------------  ----------
     Income (loss) prior to allocation to
      minority interest and extraordinary item       7,659        6,540       5,065       6,024       3,288      (4,442)
     Income allocated to minority interest           1,048          895         695         826         451           -
                                                  ---------------------------------------------------------  ----------
     Income (loss) before extraordinary item         6,611        5,645       4,370       5,198       2,837      (4,442)
     Extraordinary item - cost related
      to refinancing of debt
      (net of minority interest)                    (2,512)           -           -           -           -           -
                                                  ---------------------------------------------------------  ----------
     Net income (loss)                            $  4,099     $  5,645    $  4,370    $  5,198    $  2,837    $ (4,442)
                                                  =========================================================  ==========
     Per common share - basic and diluted:
     Income before extraordinary item             $    .42     $    .36    $    .28    $    .34    $    .18
     Extraordinary item                               (.16)          -           -           -           -
                                                  ---------------------------------------------------------
     Net income                                   $    .26     $    .36    $    .28    $    .34    $    .18
                                                  =========================================================
     Dividends declared per share                 $   1.60     $   1.60    $   1.60    $   1.60    $    .17
                                                  =========================================================
     Funds from operations before
      minority interest                           $ 31,771     $ 30,547    $ 29,277    $ 29,271    $ 10,920
     Funds from operations applicable
      to the Trust's shareholders                 $ 27,424     $ 26,366    $ 25,263    $ 25,255    $  9,422

-----------------------------------------------------------------------------------------------------------------------
                                                                THE TOWN AND COUNTRY TRUST
                                                  ---------------------------------------------------------
(in thousands)                                        1997         1996        1995        1994        1993
-----------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA AT YEAR-END
--------------------------------------------------
     Real estate assets, before
      accumulated depreciation                    $573,952     $564,443    $558,100    $551,343    $491,489
     Net real estate assets                        351,006      365,754     383,549     400,839     364,365
     Total assets                                  366,251      383,396     402,405     422,205     391,413
     Total mortgages payable                       300,000      232,000     232,000     232,000     232,000
     Total notes payable                                 -       58,409      56,809      52,510           -
     Shareholders' equity                           50,118       70,745      89,901     110,343     130,153
     Minority interest                               7,948       11,243      14,294      17,545      20,696

     Note: Financial data has been presented for both The TC Companies, which consisted principally of the original 26 property partnerships, and The Town and Country Trust. All funds from operations information has been presented under the 1995 NAREIT definition.

        The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of
     Financial Accounting Standards No. 128, Earnings Per Share. For further discussion of earnings per share and the impact of Statement No. 128, see the notes to the consolidated financial statements.

--------------------------
   INVESTOR INFORMATION
--------------------------

THE TOWN AND COUNTRY TRUST

BOARD OF TRUSTEES
      Alfred Lerner
      Chairman

      Harvey Schulweis
      President and Chief Executive Officer

      James H. Berick, Esq.
      Chairman,
      Berick, Pearlman & Mills Co., LPA

      H. Grant Hathaway
      Retired Vice Chairman,
      MNC Financial Inc.
      and Maryland National Bank

      Dr. Milton A. Wolf
      United States Ambassador, Retired;
      Chairman, Milton A. Wolf Investors;
      Chairman, Zehman Wolf Management

EXECUTIVE OFFICERS
      Alfred Lerner
      Chairman

      Harvey Schulweis
      President and Chief Executive Officer

      Michael H. Rosen
      Executive Vice President and
      Chief Operating Officer

      Jennifer C. Munch
      Vice President and Treasurer

      Alan W. Lasker
      Vice President - Finance

CORPORATE HEADQUARTERS
      The Town and Country Trust
      100 South Charles Street
      Baltimore, Maryland 21201
      Telephone: 410.539.7600

TRANSFER AGENT
      National City Bank
      Cleveland, Ohio 44114
      Telephone: 800.622.6757

COMMON STOCK MARKET PRICES AND DIVIDENDS

      --------------------------------------------
                                             Cash
                             Sales Price Dividends
      Quarter Ended         High      Low Declared
      --------------------------------------------
      March 31, 1996       $15 1/8  $13      $.40
      June 30, 1996        $14 3/8  $12 3/4  $.40
      September 30, 1996   $14 7/8  $12 7/8  $.40
      December 31, 1996    $14 7/8  $14      $.40
      March 31, 1997       $15 7/8  $14 1/8  $.40
      June 30, 1997        $15 3/4  $14 5/8  $.40
      September 30, 1997   $19 1/8  $15 3/16 $.40
      December 31, 1997    $19      $16 7/8  $.40


      On January 29, 1998, a cash dividend of $.40 per share was declared, payable March 10, 1998, to shareholders of record as of February 13, 1998.
      At December 31, 1997, the approximate number of record holders of the Trust's shares was
      558. This does not include beneficial owners for whom Cede & Co. or others act as nominee.

FORM 10-K
      The Trust will be pleased to provide,
      without charge, a copy of its 1997 Annual
      Report on Form 10-K, filed with the
      Securities and Exchange Commission, to any shareholder upon written request to Harvey
      Schulweis, President, The Town and Country
      Trust, 100 South Charles Street, Baltimore,
      Maryland 21201.

GENERAL COUNSEL
      Berick, Pearlman & Mills Co., LPA
      Cleveland, Ohio 44114

INDEPENDENT AUDITORS
      Ernst & Young LLP
      Baltimore, Maryland 21201

STOCK EXCHANGE LISTING
      New York Stock Exchange
      Symbol: TCT

WEBSITE ADDRESS
      www.tctrust.com


         [National Association of Real Estate Investment Trusts LOGO;
                         Stylized "TCT LISTED NYSE"]

                                TOWN & COUNTRY

THE TOWN AND COUNTRY TRUST  100 South Charles Street  Baltimore, Maryland 21201