Form 10-K, Exhibit 13
period 1998-12-31
TOWN & COUNTRY TRUST
filed 1999-03-31
CIK 906110

                                                                      Exhibit 13



                 Registrant's 1998 Annual Report to Shareholders

TCT [EMBOSSED]




                                        [BLUE WATERMARK OF LEAVES]



                                        The Town and Country Trust
                                        --------------------------------------
                                        A Real Estate Investment Trust
                                        [Photo: Watermark of an apartment
                                         building at Versailles-North Charles
                                         in Towson, Maryland]


                                        --------------------------------------
                                        Annual Report                 nineteen

                                                                            98
                                        --------------------------------------

The Town and Country Trust (NYSE: TCT) is a self-administered and self-managed real estate investment trust which owns and manages 14,771 residential units in major markets along the Eastern seaboard. Town and Country is recognized as a leading provider of quality rental housing for middle-income residents in the communities we serve. A great strength of the Trust is its senior management, which has been working together as a team in this business for twenty years.

1998 was a significant year.

                        HIGHLIGHTS OF FINANCIAL RESULTS
                        -------------------------------


                             FUNDS FROM OPERATIONS

       1995                 1996                1997                 1998

   $29,277,000          $30,547,000        $31,771,000          $32,605,000

                             (baseline $27,000,000)


                                  FFO PER SHARE
                               (ASSUMING DILUTION)

       1995                 1996                1997                 1998

      $1.63                $1.69                $1.75               $1.80

                                (baseline $1.50)



                              NET OPERATING INCOME

       1995                 1996                1997                 1998

   $52,033,000          $52,545,000        $53,981,000          $58,315,000

                             (baseline $50,000,000)



                             OPERATING REVENUES

       1995                 1996                1997                 1998

   $88,904,000          $90,637,000        $92,085,000          $98,262,000

                             (baseline $85,000,000)

98
Dear Shareholder:

     1998 has been an interesting and productive year for the Town and Country
          Trust. When we refinanced all of the Trust's outstanding debt in September 1997, we created opportunities that we hoped would benefit us in 1998 and beyond. The results to date have been very gratifying.

             We have been able to expand our portfolio by entering two new markets that we believe will provide consistent growth in the years to come. The addition of 580 apartment units in two properties in Charlotte, North Carolina and 560 apartment units in two properties in Orlando, Florida has increased our portfolio to a total of 14,771 units. We have additional liquidity to continue our acquisition program into 1999.
             In addition, we have continued to upgrade our core portfolio significantly with an investment of over $17 million during the year. Our program of remodeling kitchens and bathrooms, adding washers and dryers and other appliances, and expanding resident amenities has been very successful, resulting in higher average rents as well as higher occupancies. The remodeling and upgrading program, our unyielding commitment to resident satisfaction and our attention to a strict and high level of maintenance of our properties have allowed us to achieve very satisfactory results for 1998. The continuation of this program is part of our 1999 business plan.
             Funds from operations for 1998 were $32,605,000, or $1.80 per share compared to $31,771,000 or $1.75 per share for the prior year. We accomplished this result even though we absorbed net additional interest expenses in 1998 resulting from the higher interest rate that applied to the debt refinanced in late 1997. Net operating income grew 8% to $58,315,000 compared to $53,981,000 for 1997. The net operating income for properties owned during 1998 and 1997 ("same store") was $56,551,000 for 1998, as compared to $53,981,000 for 1997, an increase of 4.8%. Economic occupancy for the entire portfolio was 94.1% for 1998 as compared to 92.9% for 1997.
             We have declared a dividend of $0.41 per share for the fourth quarter, thereby increasing the annual rate of dividend payment during 1999 to $1.64 as compared to $1.60 for 1998. We have taken this step, the first increase in our quarterly dividend since 1994, on the strength of our performance during 1998 and the promising prospects for 1999 and beyond.
             We continue to retain and motivate our senior executive group that will celebrate its twentieth anniversary during 1999 as the management team of the Trust and its predecessor entity.

             We are proud of what the Trust accomplished in 1998 and are optimistic that we will be able to sustain the positive momentum that has been generated. We appreciate your continued support.


                                /s/ Alfred Lerner      /s/ Harvey Schulweis

                                Alfred Lerner          Harvey Schulweis

                                Chairman               President and
                                                       Chief Executive Officer
                                 reinvestments

98   Progress According To Plan


The new financing we arranged in 1997 repositioned us for the future by providing funds for acquisitions and for the expansion of our capital improvement program, while eliminating the perceived risk posed by debt maturities in 1998. It consisted of a $300 million long-term collateralized financing at a fixed rate of 6.91%, as well as additional borrowing capacity up to $150 million at what we believe to be favorable rates.
          The proceeds were put to work in 1998 to grow the Trust according to plan.
          Town and Country's business plan focuses on controlled growth built on the three fundamentals of our business: properties that provide the best middle-income rental accommodations in their markets; stable East Coast markets with above-average economic and population growth and promising continued strong demand for housing; and the strength, experience and continuity of our management.

NEW ACQUISITIONS IN NEW MARKETS
-------------------------------

In 1998, we acquired two properties with 580 units in Charlotte, NC for $36.5 million and two in Orlando, FL, containing 560 units, for $31.7 million. The properties and the markets perfectly match our criteria. All four apartment communities are high quality for their price range, well-located, family-sized and equipped with a variety of amenities. Charlotte is the regional center for the country's fifth largest urban region and the second largest banking center (after New York) in the U.S. Orlando, as a top recreational and tourist attraction and one of the fastest-growing high-tech regions, is expected to be a leader in growth rate for the next decade.

REINVESTMENT IN CORE PROPERTIES
------------------------------
The Trust continues to devote substantial funds to the maintenance and improvement of the core portfolio. In 1998 alone, more than $17 million has been invested in our upgrading program, including remodeling kitchens and bathrooms, adding washers, dryers and dishwashers, alarm systems and other amenities, and in such other improvements as new roofing, siding, balconies and parking lots. This program is essential to achieving our objectives of maintaining our reputation for quality, adding value and rentability to our properties, increasing rent and occupancy levels and enhancing the lifestyle of our residents.

[PHOTO: Pool and apartment building at The Villages at Forest Ridge in Charlotte, North Carolina]

In Charlotte, we acquired The Villages at Forest Ridge for $18.5 million. Its 330 apartments are mostly 2-bedroom units, and all have air conditioning and fireplaces. The Fairington, in the prestigious South Park section, has 250 units and was purchased for $18 million. Each property has two swimming pools, tennis courts and other attractive amenities.

[PHOTO: Apartment building at The Fairington in Charlotte, North Carolina]

                                       8%

                         [Watermark of a percent sign]

                                      4.8%


                       (INCREASE IN NET OPERATING INCOME)

                               TOTAL / SAME STORE

98  IMPROVING PERFORMANCE

In 1998, the Trust achieved increases in occupancy and rent, while tightly controlling expenses. As a result, financial performance showed improvement, including a significant increase in funds from operations (FFO) even after the higher interest charges required by the refinancing in 1997.

          Increased occupancy and rentals are obviously key to improved performance. Our overall occupancy rate was 94.1% for 1998, compared with 92.9% in 1997. This improvement is directly attributable to our unremitting attention to the competitive appeal of our properties.

OPERATING RESULTS
-----------------
Our growth in net operating revenues for properties owned since January 1, 1997 was 3.8% for the year while the increase in property operating expenses was kept to 2.5%. These results produced a growth in same-store property operating income of 4.8%. Overall net operating income improved by 8%.

[GRAPH]

                              SAME-STORE REVENUES

       1995                 1996                1997                 1998

   $88,904,000          $90,637,000        $92,085,000          $95,592,000

                             (baseline $85,000,000)


IMPROVED FFO DESPITE HIGHER
---------------------------
INTEREST EXPENSE
----------------

Funds from operations, generally considered the most important measure of performance, increased to $1.80 per share from $1.75 per share in 1997. We take particular note of this, because it was achieved even with an increase in the interest rate following our major refinancing in late 1997, which amounted to about $.04 per share. This means that, without the effect of the incremental interest expense, there was a net growth in FFO of $.09 per share.

98
THE POWER OF STRONG MANAGEMENT


[Photo: Apartment building at Town and Country Cockeysville in Cockeysville,
 Maryland]

[Photo: Apartment building at Versailles-North Charles in Towson, Maryland]

[Photo: Two apartment buildings and pond at Stonegate in Elkton, Maryland]

[Photo: Apartment building at University Heights in Ashburn, Virginia]

[Photo: Two apartment buildings at Versailles-North Charles in Towson, Maryland]


The Trust's properties are superbly maintained and operated, creating a level of resident satisfaction and loyalty which, in turn, produces high occupancy and low turnover. This is the direct result of the professionalism and service orientation of our highly-experienced management team.
          Town and Country properties are managed with a hands-on approach, by people who are experts in the business. The entire organization, from top to bottom, is imbued with a spirit of caring service, all directed toward resident satisfaction. As a result, our portfolio is enjoying some of the lowest turnover in the country. The same talents are responsible for the strategies of our capital improvement program and the effectiveness with which they are implemented.

EXPERIENCED, MOTIVATED
----------------------
SENIOR MANAGEMENT
-----------------

Our management group has been working together as a unit for twenty years, since the core Town and Country portfolio was created in 1979. Their dedicated and committed leadership has inspired loyalty, pride and longevity throughout the organization and provided strong career paths for our personnel. Among all our employees, 25% have more than ten years of service and 40% have been with us for more than five years. Motivation was bolstered further in 1998 by a revamped bonus system, based on an industry-wide study, which provides the management group with new performance-related incentives.

Active involvement
------------------

The emphasis on the well-being of our residents is a reflection of the "whatever it takes" philosophy which puts our team at their disposal 24 hours a day, seven days a week. Senior operating management regularly visit all of the properties and are intimately familiar with the entire portfolio. Management intensity is sustained by sophisticated training and retraining of our staff at every level and by open lines of communication not only internally but also with our residents. We operate our own credit and collection departments so that rent collection is managed aggressively.

                                      20
                                      20 [Shown rotated 90 degrees to the right]
                                      20 [Shown upside down]
                                      20 [Shown rotated 90 degrees to the left]

                     (YEARS OF SENIOR MANAGEMENT CONTINUITY)

                                         4
                                        +2
                                       ---
                                         6

                       (STATES REPRESENTED IN PORTFOLIO)

98
CHOOSING NEW MARKETS

We invest in markets that enjoy broad-based economic strength, job growth and low unemployment and are recognized as desirable places to live. We try to avoid volatility. Our focus on the mid-Atlantic region was extended southward to Charlotte and Orlando by our 1998 acquisitions.
          We are devoted to meeting the housing needs of middle-income families and are a premier player in this niche in markets that are growing faster than the national rate. About 50% of our properties are in suburban Baltimore and the balance, other than our 1998 acquisitions, are in the surrounding area of Maryland, Delaware, southeastern Pennsylvania and the Washington, DC suburbs. We believe that demand for quality moderately-priced rental housing in these markets will be strong for years to come.

BALTIMORE - BECOMING WHITE-COLLAR
---------------------------------

Baltimore is steadily evolving from a blue-collar to a white-collar business environment and growing in importance as an attractive area for investment. It is a center for marine biotechnology and, as the heart of the Maryland/Delaware corridor, gains from the proximity of such major employers as Johns Hopkins University and Health Systems, Northrop Grumman, Bell Atlantic, Baltimore Gas and Electric and the University of Maryland Medical System.


CHARLOTTE - A REGIONAL CENTER
-----------------------------

Charlotte is the largest city in the nation's fifth largest urban region and the second-ranking banking center in the country. Its economic base is highly diverse, with 291 of the Fortune "500" represented by facilities in the city or county. No single employment sector dominates and foreign business is growing rapidly. Quality of life is excellent, highlighted by superlative educational systems, 25 colleges and universities and a national arts center.

ORLANDO - LEADING THE NATION IN GROWTH
---------------------------------------

Orlando is not just a world class recreational, convention and cultural center and home of the Kennedy Space Center, it is one of the fastest-growing high-tech and software development areas. Major corporate residents include Lockheed Martin, AT&T and Universal Studios film and TV production studios. With high in-migration and fast job creation, it is expected to lead the nation in growth for the next ten years. Unlike many other Florida population centers, it is not a retirement community; 21% of the population is under 15 years of age, only 11% over 65 and the median age is 32. Enjoying low taxes, low cost-of-living and low unemployment, it is highly ranked on Money Magazine's list of best places to live.


[PHOTO: Pool and apartment building at Windermere Lakes in Orlando, Florida]

Twelve Oaks and Windermere Lakes are adjacent properties in Orlando with a combined 560 units, which we acquired for $31.7 million. Apartments are 1-, 2- and 3-bedrooms, some with fireplaces. Both communities offer pools, tennis, clubhouses and fitness centers.

[PHOTO: Pool and apartment building at Twelve Oaks in Orlando, Florida]

 98
PORTFOLIO


[MAP of the states and the locations of the properties listed below]


-------------------------------------------------------------------
Name                                   Location   Number of Units
-------------------------------------------------------------------

MARYLAND
--------

(2) Fox Run                             Germantown       218
(3) Stonegate                           Elkton           260
(1) Town & Country Bowley's Quarters    Baltimore        462
(1) Town & Country Charlesmont          Dundalk          565
(1) Town & Country Cockeysville         Cockeysville     540
(1) Town & Country Foxhaven             Baltimore        460
(1) Town & Country Gardenwood           Baltimore        492
(1) Town & Country Hallfield            Perry Hall        75
(1) Town & Country Harford              Carney           336
(1) Town & Country Hollows              Glen Burnie      336
(1) Town & Country Montgomery Knolls    Gaithersburg     210
(1) Town & Country Ridgeview            Rossville        257
(1) Town & Country Rolling Road         Baltimore        384
(1) Town & Country Rossville            Rossville        692
(1) Town & Country Tall Oaks            Laurel           352
(1) Town & Country West/Greensview      Ellicott City  1,350
(1) Town & Country Willow Lake          Laurel           456
(1) Town & Country Woodhill             Glen Burnie      334
(1) Town & Country Woodmoor             Baltimore        424
(1) Versailles - North Charles          Towson           210

PENNSYLVANIA
------------

(1) Colonial Crest Emmaus               Emmaus           329
(1) Hidden Village                      Allentown        264
(2) Rolling Hills                       York             184
(1) Town & Country Colonial Park        Harrisburg       626
(1) Town & Country Hanover              Hanover          215
(1) Town & Country Lancaster West       Lancaster        413
(1) Town & Country Lancaster East       Lancaster        272
(1) Town & Country Union Deposit        Harrisburg       468
(1) Town & Country York                 York             396

VIRGINIA
---------

(2) Barton's Crossing                   Alexandria       532
(3) Carlyle Station                     Manassas         408
(2) The Glen at Leesburg                Leesburg         134
(2) University Heights                  Ashburn          466
(2) The Village at McNair Farms         Herndon          283

DELAWARE
---------

(3) Christina Mill                      Newark           228

NORTH CAROLINA
--------------

(4) Villages at Forest Ridge            Charlotte        330
(4) The Fairington                      Charlotte        250

FLORIDA
-------

(4) Twelve Oaks                         Orlando          284
(4) Windermere Lakes                    Orlando          276

TOTAL UNITS                                           14,771

(1) Core Portfolio                      (3) 1994 Acquisitions
(2) 1993 Acquisitions                   (4) 1998 Acquisitions

                                                        [Watermark of numbers]




                                                          FINANCIAL REPORT

14
     CONSOLIDATED BALANCE SHEETS                     The Town and Country Trust

(in thousands, except share data)                             DECEMBER 31,            1998                1997
                                                                                      ----                ----

ASSETS
------
Real estate assets:
   Land                                                                            $  90,146         $  77,566
   Buildings and improvements                                                        571,680           492,482
   Other                                                                               4,264             3,904
                                                                                   ---------------------------
                                                                                     666,090           573,952
Less accumulated depreciation                                                       (248,411)         (222,946)
                                                                                   ---------------------------
                                                                                     417,679           351,006
Cash and cash equivalents                                                              3,784             4,259
Restricted cash                                                                        1,455             1,125
Receivables                                                                            1,871             2,030
Prepaid expenses and other assets                                                      4,162             4,240
Deferred financing costs, net of allowance for amortization
   (1998 - $488; 1997 - $114)                                                          3,433             3,591
                                                                                   ---------------------------
Total assets                                                                       $ 432,384         $ 366,251
                                                                                   ===========================

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

Mortgages payable                                                                  $ 385,299         $ 300,000
Accrued interest                                                                       1,847             1,756
Accounts payable and other liabilities                                                 6,539             4,731
Security deposits                                                                      2,097             1,698
Minority interest                                                                      4,994             7,948
                                                                                   ---------------------------
Total liabilities                                                                    400,776           316,133

Shareholders' equity:
   Common shares of beneficial interest ($.01 par value),
     500,000,000 shares authorized                                                       158               158
   Additional paid-in capital                                                        319,141           319,061
   Accumulated deficit                                                              (285,415)         (266,440)
   Unearned compensation - restricted stock                                           (2,276)           (2,661)
                                                                                   ---------------------------
                                                                                      31,608            50,118
                                                                                   ---------------------------
Total liabilities and shareholders' equity                                         $ 432,384         $ 366,251
                                                                                   ===========================


See accompanying notes to financial statements.

15

CONSOLIDATED STATEMENTS OF OPERATIONS                The Town and Country Trust

(in thousands, except per share data)   YEAR ENDED DECEMBER 31,             1998         1997            1996
                                                                            ----         ----            ----
Revenues:
   Revenue from rental operations                                        $98,262        $92,085        $90,637
   Other                                                                     628            563            526
                                                                         -------------------------------------
                                                                          98,890         92,648         91,163
Expenses:
   Utilities                                                               5,954          5,886          5,868
   Other property operations                                              15,841         15,287         15,614
   Real estate taxes                                                       7,106          6,837          6,969
   Depreciation                                                           25,564         24,311         24,282
   Marketing and advertising                                               3,903          3,577          3,321
   Repairs and maintenance                                                 7,143          6,517          6,320
   General and administrative                                              3,233          2,414          2,333
                                                                         -------------------------------------
                                                                          68,744         64,829         64,707
Interest expense                                                          22,529         18,601         17,750
Interest expense related to the amortization of
   deferred financing costs                                                  374          1,559          2,166
                                                                         -------------------------------------
                                                                          91,647         84,989         84,623
                                                                         -------------------------------------
Income before minority interest and extraordinary item                     7,243          7,659          6,540
Income allocated to minority interest                                        993          1,048            895
                                                                         -------------------------------------
Income before extraordinary item                                           6,250          6,611          5,645
Extraordinary item - cost related to refinancing of debt
   (net of $397 minority interest)                                            --         (2,512)            --
                                                                         -------------------------------------
Net income                                                               $ 6,250        $ 4,099        $ 5,645
                                                                         =====================================

Weighted average common shares outstanding - basic                        15,523         15,513         15,512
Dilutive effect of outstanding options and restricted shares                 159            176             47
                                                                         -------------------------------------
Weighted average common shares outstanding - diluted                      15,682         15,689         15,559
                                                                         =====================================

Per common share - basic and diluted:
Income before extraordinary item                                          $  .40         $  .42         $  .36
Extraordinary item                                                         --              (.16)         --
                                                                         -------------------------------------
Net income                                                                $  .40         $  .26         $  .36
                                                                          ====================================

Dividends declared and paid per share outstanding                         $ 1.60        $  1.60        $  1.60
                                                                          ====================================

Tax treatment of dividends (unaudited):
   Ordinary income                                                        $ 1.14         $ 1.08         $ 1.23
                                                                          ====================================

   Return of capital                                                      $  .46         $  .52          $ .37
                                                                          ====================================

See accompanying notes to financial statements.

16
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY       The Town and Country Trust


                                                Common Shares of      Additional
                                               Beneficial Interest       Paid-In  Accumulated       Unearned
(in thousands, except per share data)          Shares       Amount       Capital      Deficit   Compensation
------------------------------------------------------------------------------------------------------------
Balance at January 1, 1996                     15,662    $     157    $ 317,584    $(225,964)    $  (1,876)
Net income                                       --           --           --          5,645          --
Common shares of beneficial interest
   issued under Long Term Incentive Plan           15         --            203         --            (203)
Dividends declared and paid
   ($1.60 per share)                             --           --           --        (25,072)         --
Earned compensation under Long Term
   Incentive Plan                                --           --           --           --             267
Share options exercised                             1         --              4         --            --
                                            --------------------------------------------------------------
Balance at December 31, 1996                   15,678          157      317,791     (245,391)       (1,812)
Net income                                       --           --           --          4,099          --
Common shares of beneficial interest
   issued under Long Term Incentive Plan           76            1        1,164         --          (1,165)
Dividends declared and paid
   ($1.60 per share)                             --           --           --        (25,148)         --
Earned compensation under Long Term
   Incentive Plan                                --           --           --           --             316
Share options exercised                             7         --            106         --            --
                                            --------------------------------------------------------------
Balance at December 31, 1997                   15,761          158      319,061     (266,440)       (2,661)
Net income                                       --           --           --          6,250          --
Dividends declared and paid
   ($1.60 per share)                             --           --           --        (25,225)         --
Earned compensation under Long Term
   Incentive Plan                                --           --           --           --             385
Share options exercised                             6         --             80         --            --
                                            --------------------------------------------------------------
Balance at December 31, 1998                   15,767    $     158    $ 319,141    $(285,415)    $  (2,276)
                                            ==============================================================

See accompanying notes to financial statements.

17
CONSOLIDATED STATEMENTS OF CASH FLOWS                 The Town and Country Trust

(in thousands)                        YEAR ENDED DECEMBER 31,               1998           1997           1996
                                                                            ----           ----           ----
Operating activities
--------------------
Income before minority interest and extraordinary item                  $  7,243      $   7,659      $   6,540
Adjustments to reconcile income before minority interest and extraordinary item to net cash provided by operating activities:
     Depreciation                                                         25,564         24,311         24,282
     Interest expense related to the amortization of deferred
       financing costs                                                       374          1,559          2,166
     Amortization of unearned compensation                                   385            316            267
     Changes in operating assets and liabilities:
       (Increase) decrease in restricted cash                               (330)          (120)            30
       Decrease (increase) in funds deposited with mortgagee                  --          6,030           (307)
       Decrease (increase) in receivables, prepaid expenses and
         other assets                                                        237         (1,000)          (292)
       Increase (decrease) in accounts payable, other liabilities,
         accrued interest and security deposits                            2,298         (2,814)         1,598
                                                                        --------------------------------------
Net cash provided by operating activities                                 35,771         35,941         34,284

Investing activities
--------------------

Property acquisitions                                                    (69,835)            --             --
Additions of real estate assets, net of disposals                         (4,638)        (4,378)        (4,120)
Additions pursuant to value-added capital improvements program           (17,764)        (5,185)        (2,277)
                                                                        --------------------------------------
Net cash used in investing activities                                    (92,237)        (9,563)        (6,397)

Financing activities
--------------------


Borrowings on mortgages payable                                           85,308        300,000             --
Payments on mortgages payable                                                 (9)      (232,000)            --
Payments on notes payable                                                     --        (58,409)            --
Proceeds from exercise of share options                                       80            106              4
Borrowings on notes payable                                                   --             --          1,600
Costs related to refinancing of debt                                          --           (742)            --
Increase in deferred financing costs                                        (216)        (3,705)           (61)
Dividends and distributions                                              (29,172)       (29,094)       (29,018)
                                                                        --------------------------------------
Net cash provided by (used in) financing activities                       55,991        (23,844)       (27,475)
                                                                        --------------------------------------
(Decrease) increase in cash and cash equivalents                            (475)         2,534            412
Cash and cash equivalents at beginning of period                           4,259          1,725          1,313
                                                                        --------------------------------------
Cash and cash equivalents at end of period                              $  3,784      $   4,259       $  1,725
                                                                        ======================================

Cash interest paid                                                     $  22,727      $  21,709       $ 17,982
                                                                        ======================================

See accompanying notes to financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS          The Town and Country Trust


Note 1    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------------------------


ORGANIZATION The Town and Country Trust (the "Trust"), in conjunction with its subsidiaries (collectively the "Company"), is a self-administered and self-managed Real Estate Investment Trust organized within one defined business segment to own, manage and acquire multifamily residential properties. The Company was organized in Maryland on May 19, 1993 and commenced operations on August 23, 1993 upon completion of its initial public offering of 15,511,765 common shares of beneficial interest. Concurrent with the equity offering, The Town and Country Funding Corporation, an affiliated special purpose corporation, acting as an agent for The TC Property Partnerships, made a public offering of $232,000,000 of secured notes.

     In conjunction with the consummation of the equity and debt offerings, a series of transactions occurred: the Company acquired an 86% general partnership interest in The TC Operating Limited Partnership (the "Operating Partnership"); the remaining 14% limited partnership interest in the Operating Partnership was retained by the minority interest owners as consideration for their contribution to the Operating Partnership of controlled interests in The Town and Country Management Corporation and 26 property partnerships (the "TC Companies"). The TC Companies, along with the property partnerships acquired concurrent with and subsequent to the public offering, total 39 property partnerships located in Maryland, Pennsylvania, Virginia, Delaware, North Carolina and Florida and are collectively referred to as "The TC Property Partnerships." All operating expenses of the Trust will be borne pro rata by the general and limited partners of the Operating Partnership in proportion to their respective interests in the properties.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements of the Company include the accounts of the Trust and its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

RECLASSIFICATIONS Certain amounts previously reported have been reclassified to conform with the 1998 presentation.

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

REAL ESTATE AND DEPRECIATION Real estate assets are stated at cost, net of accumulated depreciation, unless an impairment indicator exists. If impairment conditions exist, the Company makes an assessment of the recoverability of the carrying amounts of the properties by estimating the future undiscounted cash flows, excluding interest charges. If the carrying amount exceeds the aggregate future cash flows, the Company would recognize an impairment loss to the extent the carrying amount exceeds the discounted fair value of the property. Any long-lived assets to be disposed of are valued at estimated fair value less cost to sell. Based on such periodic assessments, no impairments have been determined and, therefore, no real estate carrying amounts have been adjusted.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS          The Town and Country Trust


DEFERRED FINANCING COSTS Deferred financing costs consist of certain fees incurred in the financing of indebtedness which are being amortized to interest expense using the straight-line method, which approximates the effective yield method, over the term of the related debt.

INTEREST RATE RISK MANAGEMENT The Company uses an interest rate protection agreement to reduce the potential impact of increases in interest rates relating to the floating rate portion of certain borrowings. Unamortized premiums paid for the agreement are included in deferred financing costs in the Company's balance sheet. Amounts received under the agreement are credited as a reduction of interest expense.

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


NOTE 2   RESTRICTED CASH
------------------------


Pursuant to Maryland, Delaware, North Carolina and Florida state law, the Company maintains certificates of deposit to cover the aggregate amount of tenant security deposits retained by the properties in those states. At December 31, 1998, and 1997, the amount of the certificates of deposit, with a maturity of three months or less, was $1,455,000 and $1,125,000, respectively.


NOTE 3   REAL ESTATE ACQUISITIONS
----------------------------------


During the year ended December 31, 1998, the Company purchased the following apartment communities:

PROPERTY                               LOCATION      DATE OF ACQUISITION   NUMBER OF UNITS      CONTRACT AMOUNT
---------------------------------------------------------------------------------------------------------------
The Villages of Forest Ridge      Charlotte, NC           March 31, 1998               330          $18,500,000
The Fairington                    Charlotte, NC         October 15, 1998               250          $18,000,000
Windermere Lakes                    Orlando, FL        December 10, 1998               276          $15,200,000
Twelve Oaks                         Orlando, FL        December 10, 1998               284          $16,500,000


These acquisitions were funded through the use of the Company's revolving loan facilities, and in one case, the assumption of existing mortgage debt. Results of operations for the property partnerships listed above are included in the Company's statement of operations for the period from the date of acquisition through December 31, 1998.


NOTE 4   MORTGAGES PAYABLE
--------------------------


In September, 1997 the Company entered into an agreement that provides a $375,000,000 collateralized financing facility. The initial borrowing under the facility of $300,000,000 matures in 2008 and bears a fixed interest rate of 6.91%.
     A portion of the proceeds was used to refinance the Company's existing publicly-issued and bank mortgage indebtedness which had scheduled maturities of August, 1998. As a result of the refinancing of the publicly-issued and bank mortgage indebtedness, in 1997 the Company recorded an extraordinary expense of $2,512,000, net of minority interest of $397,000. The expense consisted of the write-off of $2,167,000 of unamortized deferred financing costs and other costs in the amount of $742,000.
     The remaining $75,000,000 is available as a 10-1/2 year, variable rate revolving credit facility. As of December 31, 1998 $54,500,000 had been borrowed under the revolving credit facility at a variable rate (5.51% at December 31, 1998). As of December 31, 1997, no amounts were outstanding under the facility. Any outstanding portion can be converted to a fixed rate

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS          The Town and Country Trust

term loan maturing in 2008 at the Company's option. These funds will be available for property acquisitions and to expand the ongoing extensive capital improvement program for certain of the Company's existing properties. The Company purchased an interest rate protection contract which limits the maximum floating interest rate to approximately 10.5%. In association with the refinancing, the Company committed to a two-year program to provide $25,000,000 in capital improvements to certain properties. Through the year ended December 31, 1998, $20,830,000 in costs have been incurred related to this program.
     During 1998, the Company has arranged a $50,000,000 revolving line of credit with a bank to be used for acquisitions. Borrowings under this facility will bear interest at 120 basis points over LIBOR (6.75% at December 31, 1998). Individual draws under the facility mature in eighteen months, and the initial term of the facility expires in September, 2001. As of December 31, 1998 $24,054,000 had been borrowed under this facility.
     In conjunction with the acquisition of a property during 1998, the Company assumed an amortizing mortgage which resulted in a non-cash investing activity. At December 31, 1998 the mortgage had an outstanding balance of $6,745,000, matures in 2003 and bears a fixed interest rate of 7.45%.


NOTE 5   MINORITY INTEREST
--------------------------

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


NOTE 6   EMPLOYEE BENEFIT PLANS
-------------------------------

SHARE OPTION PLANS In 1993 the Company established a long-term incentive plan for the purpose of attracting and retaining executive officers, other key employees and non-employee trustees (the "1993 Plan"). The 1993 Plan provides for the granting of restricted stock and incentive share options and non-qualified share options to purchase up to 750,000 shares of the Company's common shares at a price not less than the fair market value at the date the options are granted. During 1997 the Company established an additional long-term incentive plan (the "1997 Plan" and together with the 1993 Plan, the "Plans"). The 1997 Plan provides for the granting of options to purchase up to 1,200,000 of the Company's common shares at a price not less than the fair market value at the date the options are granted. The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock options as permitted under FASB Statement No. 123, Accounting for Stock-Based Compensation, ("Statement 123"). Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.
     Under the Plans, options generally become exercisable in equal installments over a three-year period, commencing with the first anniversary of the date of grant. All options expire ten years from the date of grant. During the year ended December 31, 1998, 6,000 options were granted pursuant to the 1993 Plan at an exercise price of $17.625.
     An additional 1,112,800, 1,115,650, and 111,375 common shares have been authorized for issuance in future grants of options under the Plans as of December 31, 1998, 1997 and 1996, respectively. The option price of future grants may not be less than the fair market value of the shares on the date of grant.
     Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS          The Town and Country Trust



                              1998            1997             1996
                              ----            ----             ----
Risk free interest rate       5.3%            6.1%             5.4%
Dividend yield                9.1%           10.6%            11.8%


The model assumed a volatility factor of the expected market price of the Company's common stock of 0.18 and a weighted-average expected life of the options of five years.
     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.
     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except for earnings per share information):

                                                                        1998            1997             1996
                                                                       ------          ------           ------
Pro forma net income                                                   $6,221          $4,057           $5,614
Pro forma net income per share - basic and diluted                     $  .40           $ .26            $ .36

Details of share options are as follows:
                                                          Number of Shares
                                                  ------------------------

                                                  Incentive  Non-qualified             Option   Weighted Average
                                                    Options        Options              Price     Exercise Price
                                                  ---------  -------------       ------------   ----------------
Shares under option at January 1, 1996              287,269        182,731       $14.00-22.00           $14.75
Granted                                                  --          6,000             $13.50           $13.50
Exercised                                              (300)            --             $14.00           $14.00
Forfeited                                            (3,500)            --       $14.00-14.75           $14.25
                                                    -------        -------
Shares under option at December 31, 1996            283,469        188,731       $13.50-22.00           $14.75
Granted                                              99,672         26,328      $14.75-15.125           $15.10
Exercised                                            (7,350)            --       $14.00-14.75           $14.50
Forfeited                                            (6,150)            --      $14.00-15.125           $14.60
                                                    -------        -------
Shares under option at December 31, 1997            369,641        215,059       $13.50-22.00           $14.80
Granted                                                  --          6,000            $17.625          $17.625
Exercised                                            (5,733)            --      $14.00-15.125           $14.05
Forfeited                                            (3,150)            --      $14.00-15.125           $14.65
                                                    -------        -------
Shares under option at December 31, 1998            360,758        221,059       $13.50-22.00           $14.80
                                                    =======        =======

Shares exercisable at December 31, 1998             295,265        207,507       $13.50-22.00           $14.75
                                                    =======        =======

Shares exercisable at December 31, 1997             237,706        183,461       $13.50-22.00           $14.75
                                                    =======        =======
Shares exercisable at December 31, 1996             155,183        122,550       $13.50-22.00          $14.875
                                                    =======        =======




The weighted average fair value of options granted during the years ended December 31, 1998, 1997 and 1996 was $.87, $.59 and $.34, respectively. The weighted average remaining contractual life of options granted is 6.5 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS          The Town and Country Trust


PENSION PLAN The Company maintained a non-contributory defined contribution plan (the "Pension Plan") for the benefit of employees which was terminated June 30, 1998. Effective June 30, 1998 the Company implemented a contributory defined contribution 401(k) benefit plan (the "401(k) Plan") covering substantially all employees who have attained the age of 20-1/2 and have 6 months of service. Assets of the Pension Plan were transferred to the 401(k) Plan, and all participants became 100% vested. The Company also makes discretionary contributions to the 401(k) Plan for each participant. Employees qualify for benefits upon reaching the age of sixty-five and early retirees qualify provided they have reached the age of fifty-five and have completed ten years of service. After three years of service, employees become 20% vested in employer contributions which are based on current compensation levels. From the fourth through the seventh years, vesting increases until full vesting occurs. The aggregate cost of these contributions to the Plans by the Company was $260,000, $245,000, and $195,000 for the years ended December 31, 1998, 1997, and 1996, respectively.

RESTRICTED STOCK During the period 1995 through 1997 the Company granted 242,000 restricted Common Shares to certain officers pursuant to the 1993 Plan. The officers become fully vested in the shares upon retirement from the Company. Should such officers leave the Company prior to retirement, the shares revert back to the Company. The market value as of the dates of grant of the shares awarded, $3,431,000, has been recorded as unearned compensation - restricted stock and is shown as a separate component of shareholders' equity. Unearned compensation is being amortized into expense over the vesting period. The amortization amounted to $385,000, $316,000, and $267,000 for the years ended December 31, 1998, 1997, and 1996, respectively.

SUPPLEMENTAL EMPLOYEES RETIREMENT PLAN The Company has established a split-dollar life insurance plan for certain officers pursuant to the 1993 Plan. The Company advances the premiums on life insurance policies for these officers. The policies are assigned to the Company. In the event of retirement or death, the Company will be repaid the aggregate amount of premiums paid from the cash surrender value at the time the benefits are paid. The remaining cash surrender value is paid to the employee or beneficiary. The cash surrender values of the policies are recognized as an asset to the Company.


NOTE 7   LEASES
---------------


The Company leases certain office facilities and equipment under noncancellable operating leases. Future minimum rental commitments under noncancellable leases with remaining terms in excess of one year are as follows at December 31, 1998:
                                  (in thousands)

                                                                       -------
                                  1999                                 $  391
                                  2000                                    410
                                  2001                                    410
                                  2002                                    410
                                  2003                                    410
                                  After 2003                              337
                                                                       ------
                                  Total lease commitments              $2,368
                                                                       ======


Total rent expense for the years ended December 31, 1998, 1997, and 1996, was approximately $394,000, $374,000, and $366,000, respectively.


NOTE 8    RELATED PARTY TRANSACTIONS
-------------------------------------

At December 31, 1998 and 1997, the Company had an unsecured loan to an officer, the balance of which was $340,000. $300,000 of the loan balance bears an interest rate comparable to the rate earned on the Company's invested funds. The remaining portion of the loan is non-interest bearing.
     A Trustee of the Company is chairman of a law firm which is general counsel to the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS          The Town and Country Trust


NOTE 9   FAIR VALUE OF FINANCIAL INSTRUMENTS
---------------------------------------------


The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 1998 and 1997. FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                                 December 31, 1998                 December 31, 1997
                                                          --------------------------------------------------------


                                                          Carrying          Fair       Carrying           Fair
(in thousands)                                              Amount         Value         Amount          Value
                                                          --------      --------       --------        -------
Financial assets
   Deferred financing costs
     (interest rate protection agreement)                     $ 57      $     12        $    73        $    51
Financial liabilities
   Mortgages payable
     Fixed rate notes                                     $306,745      $317,589       $300,000       $308,441
     Floating rate notes                                    78,554        78,554             --             --
                                                          ===========================================================


The carrying amounts shown in the above table are included in the balance sheet under the indicated captions. The following methods and assumptions were used to estimate the fair values of each class of financial instruments:
     Deferred financing costs: The amounts reported relate to the interest rate protection agreement. The carrying amount is comprised of the unamortized premiums paid for this agreement. The fair value represents what the Company would pay for a similar agreement at December 31, 1998 and 1997 based upon quotes from the agreement's counterparty.
     Mortgages Payable: The fair value of the fixed rate portion of the Company's mortgages payable is estimated by discounting expected cash flows based on the Company's incremental borrowing rate for similar types of borrowing arrangements. The floating rate portion of the Company's mortgages payable approximated market.


NOTE 10   UNAUDITED QUARTERLY RESULTS OF OPERATIONS
---------------------------------------------------

The following is a summary of quarterly results of operations for the years ended December 31, 1998 and 1997.

(in thousands, except per share data)  QUARTER ENDED      March 31       June 30   September 30    December 31
                                                          --------       -------   ------------    -----------
1998
----
Revenues                                                   $23,249       $24,625        $25,213        $25,803
Income from property operations                              6,870         7,294          7,605          8,377
Net income                                                   1,335         1,414          1,624          1,877
Net income per share - basic and diluted                       .09           .09            .10            .12

1997
----
Revenues                                                   $22,848       $23,000        $23,402        $23,398
Income from property operations                              6,499         6,726          6,732          7,862
Income before extraordinary item                             1,328         1,509          1,573          2,201
Extraordinary item (net of minority interest)                   --            --         (2,512)            --
Net income (loss)                                            1,328         1,509           (939)         2,201
Net income (loss) per share - basic and diluted                .09           .10           (.06)           .14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS          The Town and Country Trust

NOTE 11   SUBSEQUENT EVENT
--------------------------


On February 10, 1999 the Company's Board of Trustees declared a dividend for the quarter ended December 31, 1998 of $.41 per share, aggregating $6,464,530. Concurrent with the payment of the dividend, a $1,011,279 limited partnership ownership distribution will be made to the minority interest holders. The dividend and distribution will be paid on March 10, 1999 to holders of record on February 19, 1999.

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT AUDITORS



TO THE BOARD OF TRUSTEES AND SHAREHOLDERS
THE TOWN AND COUNTRY TRUST







We have audited the accompanying consolidated balance sheets of The Town and Country Trust and subsidiaries (the "Company") as of December 31, 1998, and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Town and Country Trust and subsidiaries at December 31, 1998, and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



                                                  /s/ Ernst & Young LLP

Baltimore, Maryland
January 29, 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL    THE TOWN AND COUNTRY TRUST
CONDITION AND RESULTS OF OPERATIONS

OVERVIEW
--------


The following discussion is based primarily on the consolidated financial statements of The Town and Country Trust and its subsidiaries (the "Company") as of December 31, 1998 and 1997, and for the years ended December 31, 1998, 1997, and 1996. This information should be read in conjunction with the accompanying consolidated financial statements and notes thereto.
     On August 23, 1993, the Company completed its initial public offering of 15,511,765 common shares of beneficial interest. The Town and Country Funding Corporation, a special purpose corporation affiliated with the Company, concurrently offered $232,000,000 of secured notes to the public. Upon consummation of these offerings, the Company acquired a majority ownership interest in The TC Operating Limited Partnership, the twenty-six original property partnerships and six additional property partnerships.
     The Company believes that funds from operations provides an indicator of its financial performance. Funds from operations is defined as net income (loss) excluding adjustments for unconsolidated partnerships and joint ventures as well as gains (losses) from debt restructuring and sales of property, plus depreciation of revenue producing real property. This definition of funds from operations is consistent with the National Association of Real Estate Investment Trusts (NAREIT) definition. Funds from operations is affected by the financial performance of the properties and the capital structure of the Company. Funds from operations does not represent cash flow from operations as defined by generally accepted accounting principles and is not necessarily indicative of cash available to fund all cash flow needs. Funds from operations should not be considered as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.


RESULTS OF OPERATIONS
---------------------


YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997 Revenues for the year ended December 31, 1998 were $98,890,000 compared to $92,648,000 for the year ended December 31, 1997, an increase of $6,242,000, or 6.7%. Same store revenues (i.e., those properties owned by the Company for all of 1998 and 1997) increased by $3,558,000 or 3.8% due to increases in rental rates, increased occupancy and the impact of revenue-enhancing capital improvements. Properties acquired during 1998 contributed $2,684,000 in revenue during the year. Occupancy for the year ended December 31, 1998 was 94.1% for all properties and 94.2% on a same store basis compared to 92.9% for the year ended December 31, 1997. Funds from operations before minority interest, using the NAREIT definition, increased to $32,605,000 for the year ended December 31, 1998 from $31,771,000 for the year ended December 31, 1997.
     Total expenses, excluding depreciation and interest, were $43,180,000 for the year ended December 31, 1998 compared to $40,518,000 from the previous year, an increase of $2,662,000. Of this increase, $905,000 is due to the newly-acquired properties. Same store expenses, excluding general and administrative expenses and depreciation, increased by $938,000 or 2.5% over 1997.
     Interest expense for the year ended December 31, 1998 increased by $3,928,000 over that expense for the same period in 1997 due to increases in the amount of borrowings and interest rates that resulted from the expanded financing facility and borrowings under the new line of credit related to the property acquisitions.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996 Revenues for the year ended December 31, 1997 were $92,648,000 compared to $91,163,000 for the year ended December 31, 1996. This increase of $1,485,000, or 1.6%, was due to increased rental rates and the impact of revenue-enhancing capital improvements. Occupancy for the year ended December 31, 1997 was 92.9%, which was slightly lower than the 94.0% that the Company experienced for the year ended December 31, 1996. Funds from operations before minority interest, using the NAREIT definition, increased by 4.0% to $31,771,000 for the year ended December 31, 1997 from $30,547,000 for the year ended December 31, 1996.
     As a result of management's continued efforts to control costs, total expenses, excluding depreciation and interest, were $40,518,000 for the year ended December 31, 1997, compared to $40,425,000 for the year ended December 31, 1996, an increase of $93,000 or 0.2%. Utilities and other operating expenses decreased by $309,000. All other expenses, except depreciation, increased by only $402,000 in the aggregate.
     Interest expense for the year ended December 31, 1997 increased by $851,000 from that expense for the same period in 1996 due to increases in the amount of borrowings and interest rate that resulted from the new financing facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL    THE TOWN AND COUNTRY TRUST
CONDITION AND RESULTS OF OPERATIONS





LIQUIDITY AND CAPITAL RESOURCES
-------------------------------


Operating activities provided unrestricted cash for the year ended December 31, 1998 of $35,771,000, of which $29,172,000 was paid out in dividends and distributions.
     In 1995, the Company initiated a multi-year program that provided for approximately $6,500,000 in revenue-enhancing capital improvements to certain properties. The improvements included the modernization of kitchens and bathrooms as well as the initial installation of washers, dryers and carpeting within certain apartment units. The initial program was completed during 1997.
     In 1997, the Company commenced a two-year program that provides for approximately $25,000,000 in capital improvements to certain properties. The improvements include paving, roofs, vinyl siding and the expansion of the on-going program to make such revenue-enhancing improvements as the modernization of kitchens and bathrooms and the installation of washers, dryers and carpeting within certain apartment units. $20,830,000 in costs were incurred related to this new program through December 31, 1998. The Company has a collateralized financing facility which allows for draws to finance this capital improvement program.
     During 1998, the Company acquired four properties, comprising 1,140 units, located in Charlotte, North Carolina and Orlando, Florida. The total purchase price of these acquisitions was $69,835,000. The acquisitions were financed through borrowings on the revolving credit facility, the revolving line of credit, assumption of property specific debt and funds generated from operations.
     In September, 1997 the Company entered into an agreement that provides a $375,000,000 collateralized financing facility. The initial borrowing under the facility of $300,000,000 matures in 2008 and bears a fixed interest rate of 6.91%. The remaining $75,000,000 is available as a 10-1/2 year, variable rate revolving credit facility which can be converted to a fixed-rate term loan maturing in 2008 at the Company's option. The Company intends to use these funds for property acquisitions and to expand the ongoing extensive capital improvement program for certain of the Company's existing properties. Total borrowings under the collateralized financing facility as of December 31, 1998 were $354,500,000. The Company uses an interest rate protection agreement to reduce the potential impact of increases in interest rates related to $54,500,000 of the floating rate borrowings. The interest rate protection contract limits the maximum floating interest rate to approximately 10.5%.
     The Company has arranged a $50,000,000 revolving line of credit with a bank to be used for acquisitions. Borrowing under this facility will bear interest at 120 basis points over LIBOR. Individual draws under the facility mature in eighteen months, and the initial term of the facility expires in September, 2001.
     As of December 31, 1998, $24,054,000 had been borrowed under this facility. The following table sets forth certain information regarding the Company's outstanding indebtedness as of December 31, 1998 (in thousands):

                                                                                December 31, 1998
                                                     Amount           % of Debt     Interest Rate     Maturity
---------------------------------------------------------------------------------------------------------------
Fixed Rate Debt:   Collateralized facility         $300,000               77.9%             6.91%  April, 2008
                   Conventional mortgage              6,745                1.8%             7.45%   July, 2003
                                                   --------               ----
                                                    306,745               79.7%
                                                   --------               ----
Floating Rate Debt:   Revolving credit facility      54,500               14.1%             5.51%  April, 2008
                      Line of credit                 24,054                6.2%             6.75%   June, 2000
                                                   --------               ----
                                                     78,554               20.3%
                                                   --------               ----
Total mortgage debt                                $385,299              100.0%             6.71%
                                                   ========              =====


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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL    THE TOWN AND COUNTRY TRUST
CONDITION AND RESULTS OF OPERATIONS


IMPACT OF THE YEAR 2000
-----------------------


As a result of computer programs being written using two digits rather than four to define the applicable year, any of the Company's computer programs that have time-sensitive hardware and software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions, collect rents, or engage in similar normal business activities.
     Management has completed its assessment of its information technology ("IT") systems and non-IT systems to assess their year 2000 readiness. Critical systems include, but are not limited to accounts receivable and rent collections, fixed assets, and security systems. In order for these systems to function properly with respect to the year 2000 and thereafter, the Company may need to modify or replace portions of its software. The Company will utilize both internal and external resources to modify or replace software. The total cost of the Company's year 2000 project is estimated to be $50,000, $30,000 of which has been incurred to date. Management anticipates that the aforementioned modifications, which are currently in process and are expected to be completed by September 30, 1999, will remediate any year 2000 problems.
     Various third-party vendors have been queried on their year 2000 readiness. To date, Management is not aware of any significant suppliers or vendors with a year 2000 issue that could materially impact the Company. However, lack of readiness by utilities, financial institutions or governmental agencies could pose significant impediments to the Company's ability to carry on normal operations. There can be no assurances that the systems of other companies, on which the Company's systems rely, will be converted timely and would not have an adverse effect on the Company's systems.
     Management believes it has an effective program in place to resolve the year 2000 issue in a timely manner. Contingency plans involve system enhancement, manual workarounds, and adjusting staffing strategies. Nevertheless, Management believes that it could continue its normal business operations if compliance is delayed. The Company does not believe that the year 2000 issue will materially impact its results of operations, liquidity, or capital resources.

SAFE HARBOR STATEMENT
---------------------

With the exception of historical information, the matters discussed in this Annual Report to Shareholders are forward- looking statements that involve risks and uncertainties and actual results could differ materially from those discussed. Certain statements herein and in future filings by the Trust with the Securities and Exchange Commission and in written and oral statements made by or with the approval of any authorized executive officer of the Trust constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Trust intends that such forward-looking statements be subject to the safe harbors created by such Acts. The words and phrases "looking ahead," "we are confident," "should be," "will be," "predicted," "believe," "expect," "anticipate," and similar expressions identify forward-looking statements. These forward-looking statements reflect the Trust's current views in respect of future events and financial performance, but are subject to many uncertainties and factors relating to the Trust's operations and business environment which may cause the actual results of the Trust to differ materially from any future results expressed or implied by such forward-looking statements. Examples of such uncertainties include, but are not limited to, interest rate fluctuations; competition for tenants and acquisitions from others, many of whom may have greater financial resources than the Trust; changes in rental rates which may be charged by the Trust in response to market rental rate changes or otherwise; Year 2000 readiness; changes in federal income tax laws and regulations; any changes in the Trust's capacity to acquire additional apartment properties and any changes in the Trust's financial condition or operating results due to the acquisition of additional apartment properties; unanticipated increases in operating expenses due to factors such as casualties to the Trust's apartment properties or adverse weather conditions in the geographic locations of the Trust's apartment properties; and local economic and business conditions, including, without limitation, conditions which may affect public securities markets generally, the real estate investment trust industry, or the markets in which the Trust's apartment properties are located. The Trust undertakes no obligation to update publicly or revise any forward-looking statements whether as a result of new information, future events or otherwise.

SELECTED FINANCIAL DATA                               The Town and Country Trust

(in thousands, except per share data)

                        YEAR ENDED DECEMBER 31,      1998         1997         1996          1995        1994
                                                 --------     --------     --------      --------     --------

OPERATING DATA
--------------

Revenue                                          $ 98,890     $ 92,648     $ 91,163      $ 89,455     $ 86,077
Other operating related expenses                   39,947       38,104       38,092        36,871       35,893
Depreciation                                       25,564       24,311       24,282        24,147       23,399
General and administrative expenses                 3,233        2,414        2,333         2,389        2,775
                                                 --------     --------     --------      --------     --------
Income from operations                             30,146       27,819       26,456        26,048       24,010
Interest expense                                   22,529       18,601       17,750        18,427       16,000
Interest expense related to the amortization
   of deferred financing costs                        374        1,559        2,166         2,556        1,986
                                                 --------     --------     --------      --------     --------
Income before minority interest and
   extraordinary item                               7,243        7,659        6,540         5,065        6,024
Income allocated to minority interest                 993        1,048          895           695          826
                                                 --------     --------     --------      --------     --------
Income before extraordinary item                    6,250        6,611        5,645         4,370        5,198
Extraordinary item - cost related
   to refinancing of debt
   (net of minority interest)                          --       (2,512)          --            --           --
                                                 --------     --------     --------      --------     --------
Net income                                        $ 6,250      $ 4,099      $ 5,645       $ 4,370      $ 5,198
                                                 =============================================================

Per common share - basic and diluted:
Income before extraordinary item                   $  .40       $  .42        $ .36        $  .28       $  .34
Extraordinary item                                     --            (.16)       --            --           --
                                                 --------     --------     --------      --------     --------
Net income                                         $  .40       $  .26       $  .36        $  .28       $  .34
                                                 --------     --------     --------      --------     --------

Dividends declared per share                      $  1.60      $  1.60      $  1.60       $  1.60      $  1.60
                                                 --------     --------     --------      --------     --------

Funds from operations before minority
   interest                                      $ 32,605     $ 31,771     $ 30,547      $ 29,277     $ 29,271
Funds from operations applicable to the
   Trust's shareholders                          $ 28,135     $ 27,424     $ 26,366      $ 25,263     $ 25,255


(in thousands)                                       1998         1997         1996          1995        1994
                                                 --------     --------     --------      --------     --------
BALANCE SHEET DATA AT YEAR-END
------------------------------

Real estate assets, before accumulated
   depreciation                                  $666,090     $573,952     $564,443      $558,100     $551,343
Net real estate assets                            417,679      351,006      365,754       383,549      400,839
Total assets                                      432,384      366,251      383,396       402,405      422,205
Total mortgages payable                           385,299      300,000      232,000       232,000      232,000
Total notes payable                                    --           --       58,409        56,809       52,510
Shareholders' equity                               31,608       50,118       70,745        89,901      110,343
Minority interest                                   4,994        7,948       11,243        14,294       17,545


Note: All funds from operations information has been presented under the 1995 NAREIT definition. The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, Earnings Per Share. For further discussion of earnings per share and the impact of Statement No. 128, see the notes to the consolidated financial statements.

INVESTOR INFORMATION                                 The Town and Country Trust

BOARD OF TRUSTEES
-----------------

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

JENNIFER C. MUNCH
Vice President and Treasurer

ALAN W. LASKER
Vice President - Finance

GENERAL COUNSEL
---------------
Berick, Pearlman & Mills Co., LPA
Cleveland, Ohio 44114

Independent Auditors
--------------------
Ernst & Young LLP
Baltimore, Maryland 21201

Transfer Agent
-------------------
National City Bank
Cleveland, Ohio 44114
Telephone: 800.622.6757

Annual Meeting
--------------

The annual meeting will be held at the Center Club, 100 Light Street, Baltimore, Maryland on April 29, 1999 at 11:00 a.m.

Common Stock Market Prices and Dividends

                          Sales Price             Cash
                     --------------------       Dividends
                        High          Low       Declared
March 31, 1997       $15-7/8      $14-1/8        $.40
June 30, 1997        $15-3/4      $14-5/8        $.40
September 30, 1997   $19-1/8     $15-3/16        $.40
December 31, 1997    $19          $16-7/8        $.40
March 31, 1998       $17-15/16  $15-15/16        $.40
June 30, 1998        $17-13/16    $15-3/4        $.40
September 30, 1998   $16-3/4      $13-3/4        $.40
December 31, 1998    $16-5/16     $13-5/16       $.40

On February 10, 1999, a cash dividend of $.41 per share was declared, payable March 10, 1999, to shareholders of record as of February 19, 1999.

At December 31, 1998, the approximate number of record holders of the Trust's shares was 569. This does not include beneficial owners for whom Cede & Co. or others act as nominee.

FORM 10-K
----------

The Trust will be pleased to provide, without charge, a copy of its 1998 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, to any shareholder upon written request to Harvey Schulweis, President, The Town and Country Trust, 100 South Charles Street, Baltimore, Maryland 21201.

STOCK EXCHANGE LISTING
----------------------

New York Stock Exchange
Symbol: TCT

CORPORATE HEADQUARTERS
-----------------------
The Town and Country Trust
100 South Charles Street
Baltimore, Maryland 21201
Telephone: 410.539.7600

Website Address
----------------
www.tctrust.com

[LOGO-NAREIT]
[LOGO-TCT LISTED NYSE]

                           [Blue Watermark of Leaves]



                             [LOGO: Town & Country]


                           The Town and Country Trust
                            100 South Charles Street
                           Baltimore, Maryland 21201