Form 10-K, Exhibit 13
period 1999-12-31
TOWN & COUNTRY TRUST
filed 2000-03-30
CIK 906110

ANNUAL REPORT 1999


The Town and Country Trust  A Real Estate Investment Trust


[3 Photos arranged vertically, described from top to bottom as follows: portion of an apartment building at Fox Run, Germantown, Maryland (Photo 1); portion of a tree (Photo 2); portion of apartment building wall with exterior lamps at Versailles--North Charles, Towson, Maryland (Photo 3)]

The Town and Country Trust (NYSE: TCT) is a self-administered and self-managed real estate investment trust which owns and manages 15,415 units in 42 multifamily properties in major markets in the mid-Atlantic and southeast states. Town and Country is recognized as a leading provider of quality rental housing for middle-income residents in the communities it serves. A great strength of the Trust is its senior management, which has been working together as a team in this business for over twenty years.

1999,
another year of growth and improvement.


[six Photos arranged in a block of two across and three down, described as follows (left to right, top to bottom): reverse of Photo 2; Photo 1; apartment building at Barton's Crossing, Alexandria, Virginia (Photo 4); Photo 2; apartment building at Town & Country Cockeysville, Cockeysville, Maryland (Photo 5); and Photo 3]

                             FUNDS FROM OPERATIONS

                                 [BAR GRAPH]

                           1995          1996         1997          1998        1999
(BASELINE $25,000,000)  $29,277,000  $30,547,000  $31,771,000   $32,605,000  $35,712,000




                                 FFO PER SHARE
                               (assuming dilution)

                                 [BAR GRAPH]

                     1995    1996     1997     1998     1999
(BASELINE $1.50)    $1.63   $1.69    $1.75    $1.80    $1.96


[three Photos arranged vertically, described as follows: apartment building at Versailles--North Charles, Towson, Maryland (Photo 6); reverse of Photo 2; apartment buildings and pool at Barton's Crossing, Alexandria, Virginia (Photo 7)]


DEAR SHAREHOLDER: In 1999, the Trust continued to improve its financial performance and to invest in and expand its portfolio of apartment communities in accordance with a carefully-developed business plan. > Funds from operations
(FFO) increased by 9.5%, growing to $1.96 per share, compared to $1.80 per share in 1998. Total operating revenues were up 14.5% and net operating income (NOI) by more than 15.4%. On a same store basis (i.e. for the properties owned for the period from January 1, 1998 through December 31, 1999), NOI increased by 5.9%, as same store revenues grew by 4.5% while expenses rose only 2.6%. > Contributing to these results were strong occupancy rates, significant reinvestment in our core portfolio of properties and management's successful efforts to control costs. > We have declared a dividend of $0.42 per share for the fourth quarter, thereby increasing the quarterly per share distribution by $.01 from that which we paid during 1999 and increasing the annual rate of dividend payment during 2000 to $1.68. This is our second consecutive annual increase and is based upon the strength of our performance during 1999 and our confidence in our ability to sustain positive performance in 2000 and beyond. > During the year, we acquired four properties in Florida - one in Orlando, where we had purchased two communities in December, 1998, and three in the Sarasota-Bradenton area on the Gulf Coast - with a total of 1,112 apartment units. For the first time, we sold a property - Union Deposit, containing 468 apartments, in Harrisburg. These transactions reflect our operating strategy of focusing our financial resources in areas that we believe have the best growth potential. > We have now completed the first two phases of our revenue-enhancing capital expenditure program. More than $37 million has been invested in property upgrades that have resulted in improved performance of a significant portion of our core portfolio. In 2000, we plan to address the balance of the core portfolio with the investment of an additional $9-12 million. We believe we have sufficient liquidity to fund this program without capital market transactions or further property sales. > Technology is playing a growing role in our operations. We have begun to provide high-speed internet services to our residents to enhance both revenues and livability of our communities. We are also exploring ancillary revenue-producing activities such as separate billing of residents' water use. And we are investing as well in our internal operating technology. > The Trust has the benefit of seasoned, deep and focused management. We want to thank this team for their competence and extraordinary devotion to the interests of the Trust, and to you, our shareholders, for your continued support.


                      /s/ Alfred Lerner             /s/ Harvey Schulweis


                      ALFRED LERNER                 HARVEY SCHULWEIS

                      Chairman                      President and
                                                    Chief Executive Officer

CONTINUED IMPROVED PERFORMANCE AND GROWTH In 1999, funds from operations grew substantially, fueled by strong revenue growth and continued high occupancy throughout our portfolio - on a per share basis FFO grew from $1.80 to $1.96. This performance was enhanced by the significant cash returns we realized from the upgrading investments we have made in our core portfolio. Same store results were also impressive with revenues growing by 4.5%, expenses growing only 2.6% and net operating income up by 5.9%. In addition we have continued to grow the size of our portfolio by expanding into new high-growth markets. We now own and manage 15,415 apartment units in six distinct markets: Southeastern Pennsylvania, Suburban Baltimore, Suburban Washington, D.C./Northern Virginia, Charlotte, Orlando and Sarasota.

[Seven Photos arranged in a horizontal line, described as follows: apartment building at Versailles--North Charles, Towson, Maryland (Photo 8); Photo 2; Photo 1; Photo 5; Photo of Clubhouse at Barton's Crossing, Alexandria, Virginia (Photo 9); reverse of Photo 2; Photo of an apartment building at University Heights, Ashburn, Virginia (Photo 10)]



                  A COMPREHENSIVE BUSINESS PLAN The management of the Trust is guided by the following business plan: - > Actively manage our portfolio by seeking to continue to acquire quality properties in mature markets with opportunities for growth in net operating income while selectively disposing of properties with limited growth prospects. - > Invest in the existing portfolio to maintain competitive leadership, increase rental revenue and minimize operating costs. - > Develop ancillary sources of income. - > Use technology to enhance revenues and operating efficiencies. - > Sustain continuity and enthusiasm of senior management staff. In 1999, we made important progress on all fronts.

                              NET OPERATING INCOME

                                   [BAR GRAPH]

                             1995           1996         1997          1998           1999
(BASELINE $45,000,000)   $52,033,000    $52,545,000   $53,981,000   $58,315,000   $67,321,000




                               OPERATING REVENUES

                                   [BAR GRAPH]

                              1995          1996          1997          1998          1999
(BASELINE $75,000,000)   $88,904,000    $90,637,000   $92,085,000   $98,262,000   $112,478,000


                              SAME-STORE REVENUES

                                   [BAR GRAPH]

                            1995             1996           1997           1998          1999
(BASELINE $80,000,000)   $86,253,000     $87,938,000    $89,435,000    $92,949,000    $97,163,000


                              [Reverse of Photo 2]

PORTFOLIO ENHANCEMENT THROUGH ACQUISITION AND DISPOSITION We acquired four Florida properties during the year, bringing our holdings in that state to 11% of our overall portfolio, which now contains a total of 15,415 apartments in 42 multi-family communities. > In April, we bought Town & Country at Kirkman, an upscale 370-unit community in the Metro West submarket of Orlando, close to its business district, for $25,000,000. We now own three properties in Orlando, with a total of 930 apartments. > In October, we branched out into the Sarasota-Bradenton area on the Gulf Coast with three acquisitions containing an aggregate of 742 units for $39,300,000. Two are in Sarasota - Heron's Run, with 274 apartments, built around a lake and adjacent to a Bobby Jones public golf course, and 212-unit McIntosh, which is nearby. The third, Perico, contains 256 apartments in Bradenton, 1-1/2 miles from the Gulf of Mexico and Santa Maria Island. > For the first time, we sold a property, disposing of Union Deposit with 468 units in Harrisburg, PA for $14,650,000, recording an

[PHOTO of pool and       [PHOTO of lake and         [PHOTO of pool and           [PHOTO of lake, pool,
apartment buildings at   apartment buildings at     clubhouse at Town &          clubhouse and apartment
Town & Country           Town & Country Heron's     Country at Kirkham,          buildings at Town &
McIntosh, Sarasota,      Run, Sarasota, Florida     Orlando, Florida             Country, Perico, Bradenton,
Florida (Photo 11)]      (Photo 12)]                (Photo 13)]                  Florida (Photo 14)]
TOWN & COUNTRY MCINTOSH  TOWN & COUNTRY HERON'S RUN  TOWN & COUNTRY AT KIRKMAN   TOWN & COUNTRY PERICO
   Sarasota, Florida         Sarasota, Florida            Orlando, Florida         Bradenton, Florida
------------------------------------------------------------------------------------------------------

accounting gain of approximately $7 million. > These transactions reflect our strategy of focusing our financial resources in areas that we believe have the greatest growth potential, through the selective disposition of properties and reinvestment of the proceeds in higher-growth markets. We are considering the sale of other communities that, while stabilized and well maintained, don't meet our growth standards. Our experience in Harrisburg demonstrates that there may be local buyers with strong motivation, ambitious vision and the financial ability to bid aggressively for properties in their own community. Also, this type of purchaser can use leveraging techniques to enhance return on equity that may not be prudent for us as a public company. As a consequence of these factors, we believe that we may be able to dispose of certain holdings advantageously and reinvest the net proceeds in new property without suffering significant dilution.

              [PIE CHART]

                                     MARKET
                                 CAPITALIZATION

Common Shares                           36.7%
Operating Partnership Units              5.7%
Debt-Fixed Rate                         46.8%
Debt-Floating Rate                      10.8%



              [PIE CHART]

                                    PORTFOLIO
                                    LOCATION

Suburban Baltimore, MD                  44.9%
Suburban Washington, DC                 19.8%
Pennsylvania                            17.5%
Newark, DE area                          3.3%
Charlotte, NC                            3.8%
Florida                                 10.8%


CAPITAL RESOURCES The Trust believes it has funds available to implement the acquisition and reinvestment needs of its portfolio management program. In addition to inaugurating a policy of selective dispositions to provide proceeds for reinvestment, we filed a shelf registration with the SEC in December which will allow us to sell, from time to time, $75 million in common and preferred shares of beneficial interest and warrants. > We continually explore external capital-raising options, including joint venture structures, but have not yet found any that we believe will be in the best interest of our shareholders. We are committed to producing the best long-term results for our shareholders and will endeavor to avoid significant long-term dilutive transactions in any form.

OUR MARKETS Our latest acquisitions mark our entry into the Sarasota-Bradenton market, one of the most attractive growth regions in the entire country. It ranked first among the largest metro areas in job growth percentage and is projected as third in the U.S. in population growth (trailing only Las Vegas and Orlando, another one of our key markets) for the decade ending in 2005. Equally significant is the forecast by the Florida Department of Labor and Employment that job growth will consist primarily of high- and medium- wage positions. This clearly bodes well for the multi-family housing market, with occupancy rates and rent levels supported by the influx of young, mobile professionals who need accommodations like those in which we are investing. This market also benefits from its proximity to the flourishing Tampa-St-Petersburg-Clearwater area, which is just a 35 to 40-minute drive from Bradenton via Interstate highways. > Both Business Week and Fortune ranked Orlando, home to three of our most recent acquisitions, as the top U.S. business center in 1998. It combines such Florida tourist icons as Disney World, Universal Studios, Sea World and Disney MGM Studios, with surging employment by corporate giants including Federal Express, Lockheed Martin, AT&T, Oracle and Westinghouse. The Orlando area ranked sixth nationally in population growth since 1990 and fourth in employment gains in the year ending March 1999. > Charlotte, North Carolina, which we entered in 1998, is another area marked by substantial population and employment growth, spurred by its ranking as the nation's second largest financial center, measured by headquartered banking assets. > In the mid-Atlantic region, where our core portfolio is concentrated, growth is not quite as dramatic as in Florida or North Carolina but is nevertheless consistent and solid. This is reflected in strong occupancy rates for our properties in all three of our markets in this region. In our Maryland and Delaware properties, occupancy was 94.9% and 95.1%, respectively, in 1999. For the same period in the suburban Washington D.C. metropolitan area, occupancy grew to 97.4% from 95.4%. In Pennsylvania, occupancy was 93.3% in 1999.

                           ANNUALIZED TOTAL RETURNS



                                 [LINE GRAPH]

ANNUALIZED RATE OF RETURN

The Town and Country Trust                          21.9%     10.3%     16.9%     19.0%     15.5%

Wilshire Real Estate Securities Index               (3.1%)   (10.6%)    (1.4%)     7.0%      8.3%

NAREIT Real Time Market Index--All Equity REITS     (4.6%)   (11.3%)    (1.8%)     6.4%      8.1%
                                                       1         2         3         4         5


                            HOLDING PERIOD IN YEARS


              [ REFLECTING DIVIDEND YIELD AND PRICE APPRECIATION ]



                  [Photo of lake and apartment buildings at
                   Stonegate, Elkton, Maryland (Photo 15)]

                              AVERAGE MONTHLY RENT

                                  [BAR GRAPH]


                  1995   1996    1997    1998    1999
(BASELINE $500)   $561   $574    $586    $602    $632



                         [Photo of apartment building at
                   Versailles--North Charles, Towson, Maryland]

                                    HISTORIC
                                 OCCUPANCY RATE


                                   [LINE GRAPH]


                                    1995      1996      1997      1998      1999
                                   ------    ------    ------    ------    ------
                                    94%       93.7%     92.9%     94.1%    94.7%



INVESTING IN PROPERTY IMPROVEMENTS The Trust has now completed the first two phases of a three-part revenue-enhancing capital improvement program. To date, we have invested $37 million in upgrades at a significant portion of our core portfolio, increasing the marketability of our product and, in turn, occupancy and rent levels. Among the items addressed were providing washers and dryers where none had existed before, installation of carpeting, replacement of kitchen cabinets and appliances and upgrading of bathroom fixtures. We have also enhanced the curb appeal of these properties as we replaced original exterior siding with contemporary materials, completely revamped our signage and accelerated our normal cycle of parking lot repaving and roof replacement. In 2000, the third phase of this program will be devoted to similar work in the balance of the core portfolio, involving an additional investment of $9-12 million. > We believe that this program, in addition to enhancing revenues, will have the collateral effect of allowing us to keep our operating expenses under control through reduced maintenance expenditures. We expect to have the liquidity to fund this program without further property sales or capital market transactions.

TECHNOLOGY AND ANCILLARY REVENUES We are constantly pursuing opportunities to take advantage of technological advances that have application to our industry. > We have contracted with a leading internet service provider and are making high-speed internet and other communication services, including cable television and telephone, available to a majority of our residents. We are also developing other ancillary revenue-producing activities, such as separate billing of water usage by our residents, which we expect can represent a meaningful addition to our net property income. > In addition, we are making a significant investment in our operating technology, so that our residential management, accounting and reporting systems will be state-of-the-art. And we have staffed our information technology department with the capability to keep pace with the rapid and inevitable changes in this critical new aspect of business life.

THE SENIOR MANAGEMENT STAFF Certainly one of the Trust's most valuable assets is seasoned, deep, dedicated and focused management. Our senior staff has been working together successfully as a team for more than twenty years. During the year, we completed a compensation review that resulted in a program to maintain this continuity and motivation by providing strong incentives for middle and upper management. > The professionalism and hands-on service approach of our staff has produced a level of satisfaction and loyalty of our residents that has resulted in high occupancy and one of the lowest turnover rates in the country. Our "whatever it takes" philosophy is focused on the well-being of our residents and puts our team at their disposal 24 hours a day, seven days a week.

[MAP of East Coast United States bounded on the north by Pennsylvania and on the south by Florida, depicting the location of all of the Registrant's apartment properties]

PORTFOLIO


Name                                              Location      Number of Units
-------------------------------------------------------------------------------
MARYLAND
--------
TRIANGLE   Fox Run                                GERMANTOWN        218
  / /      Stonegate                              ELKTON            260
   -       Town & Country Bowley's Quarters       BALTIMORE         462
   -       Town & Country Charlesmont             DUNDALK           565
   -       Town & Country Cockeysville            COCKEYSVILLE      540
   -       Town & Country Foxhaven                BALTIMORE         460
   -       Town & Country Gardenwood              BALTIMORE         492
   -       Town & Country Hallfield               PERRY HALL         75
   -       Town & Country Harford                 CARNEY            336
   -       Town & Country Hollows                 GLEN BURNIE       336
   -       Town & Country Montgomery Knolls       GAITHERSBURG      210
   -       Town & Country Ridgeview               ROSSVILLE         257
   -       Town & Country Rolling Road            BALTIMORE         384
   -       Town & Country Rossville               ROSSVILLE         692
   -       Town & Country Tall Oaks               LAUREL            352
   -       Town & Country West/Greensview         ELLICOTT CITY   1,350
   -       Town & Country Willow Lake             LAUREL            456
   -       Town & Country Woodhill                GLEN BURNIE       334
   -       Town & Country Woodmoor                BALTIMORE         424
   -       Versailles - North Charles             TOWSON            210

PENNSYLVANIA
------------
   -       Colonial Crest Emmaus                  EMMAUS            329
   -       Hidden Village                         ALLENTOWN         264
TRIANGLE   Rolling Hills                          YORK              184
   -       Town & Country Colonial Park           HARRISBURG        626
   -       Town & Country Hanover                 HANOVER           215
   -       Town & Country Lancaster West          LANCASTER         413
   -       Town & Country Lancaster East          LANCASTER         272
   -       Town & Country York                    YORK              396

VIRGINIA
--------
TRIANGLE   Barton's Crossing                      ALEXANDRIA        532
  / /      Carlyle Station                        MANASSAS          408
TRIANGLE   The Glen at Leesburg                   LEESBURG          134
TRIANGLE   University Heights                     ASHBURN           466
TRIANGLE   The Village at McNair Farms            HERNDON           283

DELAWARE
--------
  / /      Christina Mill                         NEWARK            228

NORTH CAROLINA
--------------
DIAMOND    Town & Country Forest Ridge            CHARLOTTE         330
DIAMOND    Town & Country Fairington              CHARLOTTE         250

FLORIDA
-------
   @       Town & Country Perico                  BRADENTON         256
   @       Town & Country at Kirkman              ORLANDO           370
DIAMOND    Town & Country Twelve Oaks             ORLANDO           284
DIAMOND    Town & Country Windermere Lakes        ORLANDO           276
   @       Town & Country Heron's Run             SARASOTA          274
   @       Town & Country McIntosh                SARASOTA          212

                                                                -------
                                                                -------
TOTAL UNITS                                                      15,415


   -       Core Portfolio
TRIANGLE   1993 Acquisitions
  / /      1994 Acquisitions
DIAMOND    1998 Acquisitions
   @       1999 Acquisitions

                                  Financial Report >                  [GRAPHIC]

                                                  THE TOWN AND COUNTRY TRUST 14.


CONSOLIDATED BALANCE SHEETS


(IN THOUSANDS, EXCEPT SHARE DATA)       DECEMBER 31,                  1999              1998
                                                                   ----------       ----------
ASSETS
------
Real estate assets:
   Land                                                             $  99,850        $  90,146
   Buildings and improvements                                         624,975          571,680
   Other                                                                4,921            4,264
                                                                   ----------       ----------
                                                                      729,746          666,090
Less accumulated depreciation                                        (264,180)        (248,411)
                                                                   ----------       ----------
                                                                      465,566          417,679
Cash and cash equivalents                                               2,280            3,784
Restricted cash                                                         1,805            1,455
Receivables                                                             2,475            1,871
Prepaid expenses and other assets                                       4,464            4,162
Deferred financing costs, net of allowance for amortization
   (1999-$982; 1998-$488)                                               4,259            3,433
                                                                   ----------       ----------
Total assets                                                        $ 480,849        $ 432,384
                                                                   ----------       ----------
                                                                   ----------       ----------

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Mortgages payable                                                   $ 444,941        $ 385,299
Accrued interest                                                        2,348            1,847
Accounts payable and other liabilities                                  5,456            6,539
Security deposits                                                       2,631            2,097
Minority interest                                                       3,424            4,994
                                                                   ----------       ----------
Total liabilities                                                     458,800          400,776
Shareholders' equity:
   Common shares of beneficial interest ($.01 par value),
     500,000,000 shares authorized, 15,790,580 and 15,767,148
     issued and outstanding at December 31, 1999 and 1998                 158              158
   Additional paid-in capital                                         319,481          319,141
   Accumulated deficit                                               (295,698)        (285,415)
   Unearned compensation-restricted stock                              (1,892)          (2,276)
                                                                   ----------       ----------
                                                                       22,049           31,608
                                                                   ----------       ----------
Total liabilities and shareholders' equity                          $ 480,849        $ 432,384
                                                                   ----------       ----------
                                                                   ----------       ----------

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                                  THE TOWN AND COUNTRY TRUST 15.

CONSOLIDATED STATEMENTS OF OPERATIONS


(IN THOUSANDS, EXCEPT PER SHARE DATA)  YEAR ENDED DECEMBER 31,      1999            1998           1997
                                                                -----------     ----------     ----------
Revenues:
   Revenue from rental operations                                  $112,478       $ 98,262       $ 92,085
   Other                                                                430            628            563
                                                                -----------     ----------     ----------
                                                                    112,908         98,890         92,648
Expenses:
   Utilities                                                          6,550          5,954          5,886
   Other property operations                                         17,929         15,841         15,287
   Real estate taxes                                                  8,185          7,106          6,837
   Depreciation                                                      24,920         25,564         24,311
   Marketing and advertising                                          4,181          3,903          3,577
   Repairs and maintenance                                            8,312          7,143          6,517
   General and administrative                                         3,331          3,233          2,414
                                                                -----------     ----------     ----------
                                                                     73,408         68,744         64,829
Interest expense                                                     28,012         22,529         18,601
Interest expense related to the amortization of deferred
   financing costs                                                      494            374          1,559
                                                                -----------     ----------     ----------
                                                                    101,914         91,647         84,989
                                                                -----------     ----------     ----------
Income before gain on disposition of property, minority
   interest and extraordinary item                                   10,994          7,243          7,659
Gain on disposition of property                                       7,073             --             --
                                                                -----------     ----------     ----------
Income before minority interest and extraordinary item               18,067          7,243          7,659
Income allocated to minority interest                                 2,475            993          1,048
                                                                -----------     ----------     ----------
Income before extraordinary item                                     15,592          6,250          6,611
Extraordinary item-cost related to refinancing of debt
   (net of $397 minority interest)                                       --             --         (2,512)
                                                                -----------     ----------     ----------
Net income                                                         $ 15,592       $  6,250       $  4,099
                                                                -----------     ----------     ----------
                                                                -----------     ----------     ----------

Weighted average common shares outstanding-basic                     15,537         15,523         15,513
Dilutive effect of outstanding options and restricted shares            252            159            176
                                                                -----------     ----------     ----------
Weighted average common shares outstanding-diluted                   15,789         15,682         15,689
                                                                -----------     ----------     ----------
                                                                -----------     ----------     ----------

Per common share-basic:
Income before extraordinary item                                   $   1.00       $    .40       $    .42
Extraordinary item                                                       --             --           (.16)
                                                                -----------     ----------     ----------
Net income-basic                                                   $   1.00       $    .40       $    .26
                                                                -----------     ----------     ----------
                                                                -----------     ----------     ----------

Per common share-diluted:
Income before extraordinary item                                   $    .99       $    .40       $    .42
Extraordinary item                                                       --             --           (.16)
                                                                -----------     ----------     ----------
Net income-diluted                                                 $    .99       $    .40       $    .26
                                                                -----------     ----------     ----------
                                                                -----------     ----------     ----------

Dividends declared and paid per share outstanding                  $   1.64       $   1.60       $   1.60
                                                                -----------     ----------     ----------
                                                                -----------     ----------     ----------

Tax treatment of dividends (unaudited):
   Ordinary income                                                 $   1.13       $   1.14       $   1.08
                                                                -----------     ----------     ----------
                                                                -----------     ----------     ----------
   Return of capital                                               $    .51       $    .46       $    .52
                                                                -----------     ----------     ----------
                                                                -----------     ----------     ----------

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                                  THE TOWN AND COUNTRY TRUST 16.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                       Common Shares of Beneficial Interest     Additional
                                       ------------------------------------       Paid-In       Accumulated       Unearned
(IN THOUSANDS, EXCEPT PER SHARE DATA)               Shares          Amount        Capital         Deficit       Compensation
                                       -------------------------------------------------------------------------------------
Balance at January 1, 1997                          15,678       $     157       $ 317,791       $(245,391)       $  (1,812)
Net income                                              --              --              --           4,099               --
Common shares of beneficial interest
   issued under Long Term Incentive Plan                76               1           1,164              --           (1,165)
Dividends declared and paid
   ($1.60 per share)                                    --              --              --         (25,148)              --
Earned compensation under Long Term
   Incentive Plan                                       --              --              --              --              316
Share options exercised                                  7              --             106              --               --
                                       -------------------------------------------------------------------------------------
Balance at December 31, 1997                        15,761             158         319,061        (266,440)          (2,661)
Net income                                              --              --              --           6,250               --
Dividends declared and paid
   ($1.60 per share)                                    --              --              --         (25,225)              --
Earned compensation under Long Term
   Incentive Plan                                       --              --              --              --              385
Share options exercised                                  6              --              80              --               --
                                       -------------------------------------------------------------------------------------
Balance at December 31, 1998                        15,767             158         319,141        (285,415)          (2,276)
Net income                                              --              --              --          15,592               --
Dividends declared and paid
   ($1.64 per share)                                    --              --              --         (25,875)              --
Earned compensation under Long Term
   Incentive Plan                                       --              --              --              --              384
Share options exercised                                 23              --             340              --               --
                                       -------------------------------------------------------------------------------------
Balance at December 31, 1999                        15,790       $     158       $ 319,481       $(295,698)       $  (1,892)
                                       -------------------------------------------------------------------------------------
                                       -------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                                                  THE TOWN AND COUNTRY TRUST 17.

CONSOLIDATED STATEMENTS OF CASH FLOWS


(IN THOUSANDS)                       YEAR ENDED DECEMBER 31,                 1999             1998             1997
                                                                         ----------       ----------       ----------
OPERATING ACTIVITIES
--------------------

Income before minority interest and extraordinary item                    $  18,067        $   7,243        $   7,659
Adjustments to reconcile income before minority interest and extraordinary item to net cash provided by operating activities:
     Gain on disposition of property                                         (7,073)              (9)             (10)
     Depreciation                                                            24,920           25,564           24,311
     Interest expense related to the amortization of deferred
       financing costs                                                          494              374            1,559
     Amortization of unearned compensation                                      384              385              316
     Changes in operating assets and liabilities:
       Increase in restricted cash                                             (350)            (330)            (120)
       Decrease in funds deposited with mortgagee                                --               --            6,030
       (Increase) decrease in receivables, prepaid expenses
         and other assets                                                      (906)             237           (1,000)
       (Decrease) increase in accounts payable, other liabilities,
         accrued interest and security deposits                                 (48)           2,298           (2,814)
                                                                         ----------       ----------       ----------
Net cash provided by operating activities                                    35,488           35,762           35,931

INVESTING ACTIVITIES
--------------------

Property acquisitions                                                       (66,227)         (69,835)              --
Additions to real estate assets                                              (5,160)          (4,638)          (4,400)
Net proceeds from disposition of property                                    14,263                9               32
Additions pursuant to value-added capital improvements program               (8,610)         (17,764)          (5,185)
                                                                         ----------       ----------       ----------
Net cash used in investing activities                                       (65,734)         (92,228)          (9,553)

FINANCING ACTIVITIES
--------------------

Borrowings on mortgages payable                                              83,825           85,308          300,000
Payments on mortgages payable                                               (24,183)              (9)        (232,000)
Payments on notes payable                                                        --               --          (58,409)
Proceeds from exercise of share options                                         340               80              106
Costs related to refinancing of debt                                             --               --             (742)
Increase in deferred financing costs                                         (1,320)            (216)          (3,705)
Dividends and distributions                                                 (29,920)         (29,172)         (29,094)
                                                                         ----------       ----------       ----------
Net cash provided by (used in) financing activities                          28,742           55,991          (23,844)
                                                                         ----------       ----------       ----------
(Decrease) increase in cash and cash equivalents                             (1,504)            (475)           2,534

Cash and cash equivalents at beginning of period                              3,784            4,259            1,725
                                                                         ----------       ----------       ----------
Cash and cash equivalents at end of period                                $   2,280        $   3,784        $   4,259
                                                                         ----------       ----------       ----------
                                                                         ----------       ----------       ----------
Cash interest paid                                                        $  27,643        $  22,727        $  21,709
                                                                         ----------       ----------       ----------
                                                                         ----------       ----------       ----------

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                                  THE TOWN AND COUNTRY TRUST 18.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------

ORGANIZATION The Town and Country Trust (the "Trust"), and subsidiaries (collectively the "Company"), is a self-administered and self-managed Real Estate Investment Trust organized in 1993 to own, manage, and acquire multi-family residential properties.

     In conjunction with its initial public offering, a series of transactions occurred: the Company acquired an 86% general partnership interest in The TC Operating Limited Partnership (the "Operating Partnership"); the remaining 14% limited partnership interest in the Operating Partnership was retained by the minority interest owners as consideration for their contribution to the Operating Partnership of controlled interests in The Town and Country Management Corporation and 26 property partnerships (the "TC Companies"). The TC Companies, along with the property partnerships acquired concurrent with and subsequent to the public offering, total 42 property partnerships located in Maryland, Pennsylvania, Virginia, Delaware, North Carolina and Florida and are collectively referred to as "The TC Property Partnerships." All operating expenses of the Trust will be borne pro rata by the general and limited partners of the Operating Partnership in proportion to their respective interests in the properties.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements of the Company include the accounts of the Trust and its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

RECLASSIFICATIONS Certain amounts previously reported have been reclassified to conform with the 1999 presentation.

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

                                                  THE TOWN AND COUNTRY TRUST 19.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

NOTE 2. RESTRICTED CASH
-----------------------

Pursuant to Maryland, Delaware, North Carolina and Florida state law, the Company maintains certificates of deposit to cover the aggregate amount of tenant security deposits retained by the properties in those states. At December 31, 1999, and 1998, the amount of the certificates of deposit, with a maturity of three months or less, was $1,805,000 and $1,455,000, respectively.

NOTE 3. REAL ESTATE ACQUISITIONS AND DISPOSITIONS
-------------------------------------------------

During the years ended December 31, 1998 and 1999, the Company purchased the following apartment communities:


Property                                  Location      Date of Acquisition   Number of Units       Contract Amount
--------------------------------------------------------------------------------------------------------------------
TOWN & COUNTRY FOREST RIDGE          CHARLOTTE, NC           MARCH 31, 1998               330           $18,500,000
TOWN & COUNTRY FAIRINGTON            CHARLOTTE, NC         OCTOBER 15, 1998               250           $18,000,000
TOWN & COUNTRY WINDERMERE LAKES        ORLANDO, FL        DECEMBER 10, 1998               276           $15,200,000
TOWN & COUNTRY TWELVE OAKS             ORLANDO, FL        DECEMBER 10, 1998               284           $16,500,000
TOWN & COUNTRY AT KIRKMAN              ORLANDO, FL           MARCH 31, 1999               370           $25,000,000
TOWN & COUNTRY HERON'S RUN            SARASOTA, FL          OCTOBER 5, 1999               274           $15,000,000
TOWN & COUNTRY MCINTOSH               SARASOTA, FL          OCTOBER 5, 1999               212           $10,900,000
TOWN & COUNTRY PERICO                BRADENTON, FL          OCTOBER 5, 1999               256           $13,400,000


On October 5, 1999 the Company sold the Union Deposit garden apartment community consisting of 468 units in Harrisburg, PA. The proceeds of the sale of Union Deposit were used to acquire the Heron's Run community, in Sarasota, FL, a transaction that was treated as a tax-free exchange.

     The other acquisitions were funded through the use of mortgage loans and the Company's credit facilities, and in one case, the assumption of existing mortgage debt. Results of operations for the property partnerships listed above are included in the Company's statements of operations for the periods from the date of acquisition through December 31, 1999.

NOTE 4. MORTGAGES PAYABLE
-------------------------

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

     Of the remaining $75,000,000 (available as a 10 1/2 year, variable rate revolving credit facility), $67,000,000 and $54,500,000 was outstanding as of December 31, 1999 and 1998, respectively. The applicable variable rates at December 31, 1999 and 1998 were 6.18% and 5.51%, respectively. Any outstanding portion can be converted to a fixed rate term loan maturing in 2008 at the Company's option. The Company purchased an interest rate protection contract which limits the maximum floating interest rate to approximately 10.5%.

     During 1998, the Company arranged a $50,000,000 revolving line of credit with a bank to be used for acquisitions. Borrowings under this facility will bear interest at 120 basis points over LIBOR (7.03% at December 31, 1999). Individual

                                                  THE TOWN AND COUNTRY TRUST 20.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

draws under the facility mature in eighteen months, and the initial term of the facility expires in September, 2001. As of December 31, 1999 $16,250,000 was outstanding under this facility.

     In conjunction with the acquisition of a property during 1998, the Company assumed an amortizing mortgage in the amount of $6,745,000, which resulted in a non-cash investing activity. During 1999, the mortgage was increased by $3,500,000. At December 31, 1999 the mortgage had an outstanding balance of $10,129,000, matures in 2003 and bears a fixed interest rate of 7.74%.

     During 1999, the Company entered into mortgages in the amount of $33,175,000 secured by certain of the properties that were purchased in 1998, the proceeds of which were used to repay the bank revolving line of credit. The mortgages mature in 2009 and bear a fixed rate of interest of 6.81%.

     During 1999, the Company entered into amortizing mortgages in the amount of $18,400,000 in conjunction with the acquisitions of properties. The mortgages mature in 2009 and bear a fixed interest rate of 7.85%. At December 31, 1999 the mortgages had outstanding balances of $18,387,000.

     In connection with the mortgages, the Company maintains unused letters of credit with a bank totaling $5,025,000 in lieu of paying real estate tax escrows. The letters of credit are renewed annually.

     The following is a summary of scheduled debt maturities:

                            (IN THOUSANDS)
                                                                 ----------
                            2000                                   $ 16,582
                            2001                                        358
                            2002                                        387
                            2003                                      9,772
                            2004                                        218
                            After 2004                              417,624
                                                                 ----------
                            Total scheduled debt maturities        $444,941
                                                                 ----------
                                                                 ----------

NOTE 5. MINORITY INTEREST
-------------------------

In conjunction with the formation of the Company and its majority-owned Operating Partnership, persons contributing interests in properties to the Operating Partnership received limited partnership interests in the Operating Partnership. The aggregate outstanding limited partnership interests are convertible into common shares of the Company, and the interests have the same economic characteristics as 2,466,535 common shares inasmuch as they share proportionally in the net income or loss and any distributions of the Operating Partnership. Since the limited partnership interests have the same economic characteristics as shares, these interests have no impact on earnings per share calculations.

     Minority interest in the accompanying consolidated financial statements relates to such limited partnership interests.

NOTE 6. EMPLOYEE BENEFIT PLANS
------------------------------

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

     Under the Plans, options generally become exercisable in equal installments over a three-year period, commencing with the first anniversary of the date of grant. All options expire ten years from the date of grant. During the year ended December 31,

                                                  THE TOWN AND COUNTRY TRUST 21.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1999, 6,000 options were granted pursuant to the 1993 Plan at an exercise price of $16.25 and 100,000 options granted pursuant to the 1997 Plan at an exercise price of $15.25.

     An additional 1,007,800, 1,112,800, and 1,115,650 common shares have been authorized for issuance in future grants of options under the Plans as of December 31, 1999, 1998 and 1997, respectively. The option price of future grants may not be less than the fair market value of the shares on the date of grant.

Details of share options are as follows:

                                                         Number of Shares
                                              ---------------------------
                                                 Incentive  Non-qualified                    Option  Weighted Average
                                                   Options        Options                     Price    Exercise Price
                                              ------------------------------------------------------------------------
Shares under option at January 1, 1997             283,469        188,731              $13.50-22.00            $14.67
Granted                                             99,672         26,328             $14.75-15.125            $15.11
Exercised                                           (7,350)            --              $14.00-14.75            $14.48
Forfeited                                           (6,150)            --             $14.00-15.125            $14.58
                                              ---------------------------
Shares under option at December 31, 1997           369,641        215,059              $13.50-22.00            $14.77
Granted                                                 --          6,000                   $17.625            $17.63
Exercised                                           (5,733)            --             $14.00-15.125            $14.04
Forfeited                                           (3,150)            --             $14.00-15.125            $14.65
                                              ---------------------------
Shares under option at December 31, 1998           360,758        221,059              $13.50-22.00            $14.81
Granted                                             56,896         49,104              $15.25-16.25            $15.31
Exercised                                          (23,432)            --             $14.00-15.125            $14.52
Forfeited                                           (1,000)            --                   $15.125            $15.13
                                              ---------------------------
Shares under option at December 31, 1999           393,222        270,163              $13.50-22.00            $14.89
                                              ---------------------------
                                              ---------------------------
Shares exercisable at December 31, 1999            304,390        220,283              $13.50-22.00            $14.81
                                              ---------------------------
                                              ---------------------------
Shares exercisable at December 31, 1998            295,265        207,507              $13.50-22.00            $14.75
                                              ---------------------------
                                              ---------------------------
Shares exercisable at December 31, 1997            237,706        183,461              $13.50-22.00            $14.75
                                              ---------------------------
                                              ---------------------------

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

                                         1999              1998        1997
                                 ------------        ----------------------
Risk free interest rate                  6.7%              5.3%        6.1%
Dividend yield                          11.0%              9.1%       10.6%


The model assumed a volatility factor of the expected market price of the Company's common shares of 0.19 and a weighted-average expected life of the options of five years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected share price volatility. Because the Company's employee share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee share options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except for earnings per share information):

                                               1999              1998         1997
                                         -----------         ----------------------
Pro forma net income                         $15,543            $6,221       $4,057
Pro forma net income per share-basic         $  1.00            $  .40       $  .26
Pro forma net income per share-diluted       $   .98            $  .40       $  .26


                                                  THE TOWN AND COUNTRY TRUST 22.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The weighted average fair value of options granted during the years ended December 31, 1999, 1998 and 1997 was $.66, $.87 and $.59, respectively. The weighted average remaining contractual life of options granted is 6.1 years.

PENSION PLAN The Company maintained a non-contributory defined contribution plan (the "Pension Plan") for the benefit of employees which was terminated June 30, 1998. Effective June 30, 1998 the Company implemented a contributory defined contribution 401(k) benefit plan (the "401(k) Plan") covering substantially all employees who have attained the age of 20 1/2 and have 6 months of service. Assets of the Pension Plan were transferred to the 401(k) Plan, and all participants became 100% vested. The Company also makes discretionary contributions to the 401(k) Plan for each participant. Employees qualify for benefits upon reaching the age of sixty-five and early retirees qualify provided they have reached the age of fifty-five and have completed ten years of service. After three years of service, employees become 20% vested in employer contributions which are based on current compensation levels. From the fourth through the seventh years, vesting increases until full vesting occurs. The aggregate cost of these contributions to the Plans by the Company was $231,000, $260,000, and $245,000 for the years ended December 31, 1999, 1998, and 1997, respectively.

RESTRICTED SHARES During the period 1995 through 1997 the Company granted 242,000 restricted Common Shares to certain officers pursuant to the 1993 Plan. The officers become fully vested in the shares upon retirement from the Company. Should such officers leave the Company prior to retirement, the shares revert back to the Company. The market value as of the dates of grant of the shares awarded, $3,431,000, has been recorded as unearned compensation -- restricted stock and is shown as a separate component of shareholders' equity. Unearned compensation is being amortized into expense over the vesting period. The amortization amounted to $384,000, $385,000, and $316,000 for the years ended December 31, 1999, 1998, and 1997, respectively.

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

NOTE 7. LEASES
--------------

The Company leases certain office facilities and equipment under noncancellable operating leases. Future minimum rental commitments under noncancellable leases with remaining terms in excess of one year are as follows at December 31, 1999:

                            (IN THOUSANDS)
                                                               ------------
                            2000                                     $  410
                            2001                                        410
                            2002                                        410
                            2003                                        410
                            2004                                        337
                                                               ------------
                            Total lease commitments                  $1,977
                                                               ------------
                                                               ------------

Total rent expense for the years ended December 31, 1999, 1998, and 1997, was approximately $401,000, $394,000, and $374,000, respectively.

NOTE 8. RELATED PARTY TRANSACTIONS
----------------------------------

At December 31, 1999 and 1998, the Company had an unsecured loan to an officer, the balance of which was $310,000 and $340,000, respectively. $270,000 of the loan balance bears an interest rate comparable to the rate earned on the Company's invested funds. The remaining portion of the loan is non-interest bearing.

     A Trustee of the Company was chairman of a law firm which is general counsel to the Company through December 31, 1999.

                                                  THE TOWN AND COUNTRY TRUST 23.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9. FAIR VALUE OF FINANCIAL INSTRUMENTS
-------------------------------------------

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 1999 and 1998. FASB Statement No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                             DECEMBER 31, 1999              December 31, 1998
                                                     ---------------------------      -------------------------
                                                       CARRYING             FAIR        Carrying           Fair
(IN THOUSANDS)                                           AMOUNT            VALUE          Amount          Value
                                                     ---------------------------      -------------------------
                                                     ---------------------------
FINANCIAL ASSETS
   Deferred financing costs
     (interest rate protection agreement)              $     42         $     12        $     57       $     12
FINANCIAL LIABILITIES
   Mortgages payable
     Fixed rate notes                                  $361,691         $353,641        $306,745       $317,589
     Floating rate notes                                 83,250           83,250          78,554         78,554


The carrying amounts shown in the above table are included in the balance sheet under the indicated captions.

The following methods and assumptions were used to estimate the fair values of each class of financial instruments:

     DEFERRED FINANCING COSTS: The amounts reported relate to the interest rate protection agreement. The carrying amount is comprised of the unamortized premiums paid for this agreement. The fair value represents what the Company would pay for a similar agreement at December 31, 1999 and 1998 based upon quotes from the agreement's counterparty.

     MORTGAGES PAYABLE: The fair value of the fixed rate portion of the Company's mortgages payable is estimated by discounting expected cash flows based on the Company's incremental borrowing rate for similar types of borrowing arrangements. The floating rate portion of the Company's mortgages payable approximated market.

NOTE 10. UNAUDITED QUARTERLY RESULTS OF OPERATIONS
--------------------------------------------------

The following is a summary of quarterly results of operations for the years ended December 31, 1999 and 1998.


(IN THOUSANDS, EXCEPT PER SHARE DATA)  QUARTER ENDED       March 31      June 30    September 30    December 31
                                                      ---------------------------------------------------------
1999
Revenues                                                    $26,822      $28,101         $28,584        $29,401
Income from property operations                               8,310        8,782          10,755         11,653
Net income                                                    1,490        1,533           3,114          9,456
Net income per share-basic                                      .10          .10             .20            .61
Net income per share-diluted                                    .10          .10             .20            .60

1998
Revenues                                                    $23,249      $24,625         $25,213        $25,803
Income from property operations                               6,870        7,294           7,605          8,377
Net income                                                    1,335        1,414           1,624          1,877
Net income per share-basic and diluted                          .09          .09             .10            .12


                                                  THE TOWN AND COUNTRY TRUST 24.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 11. SUBSEQUENT EVENTS
--------------------------

On February 2, 2000 the Company's Board of Trustees declared a quarterly dividend of $.42 per share, aggregating approximately $6,688,000. Concurrent with the payment of the dividend, a limited partnership ownership distribution will be made to the minority interest holders of approximately $1,036,000. The dividend and distribution will be paid on March 10, 2000 to holders of record on February 18, 2000.



--------------------------------------------------------------------------------
REPORT OF INDEPENDENT AUDITORS



TO THE BOARD OF TRUSTEES AND SHAREHOLDERS
THE TOWN AND COUNTRY TRUST

We have audited the accompanying consolidated balance sheets of The Town and Country Trust and subsidiaries (the "Company") as of December 31, 1999, and 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Town and Country Trust and subsidiaries at December 31, 1999, and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                       /s/ ERNST & YOUNG LLP

BALTIMORE, MARYLAND
FEBRUARY 1, 2000

                                                  THE TOWN AND COUNTRY TRUST 25.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW
--------

The following discussion is based primarily on the consolidated financial statements of The Town and Country Trust and its subsidiaries (the "Company") as of December 31, 1999 and 1998, and for the years ended December 31, 1999, 1998, and 1997. This information should be read in conjunction with the accompanying consolidated financial statements and notes thereto.

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

RESULTS OF OPERATIONS
---------------------

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998 Income before minority interest for the year ended December 31, 1999 was $18,067,000, compared to $7,243,000 for the same period in 1998, an increase of $10,824,000. The gain on disposition of the Union Deposit property contributed $7,073,000 of this increase. Funds from operations before minority interest increased by $3,107,000 or 9.5% to $35,712,000 for the year ended December 31,1999 from
$32,605,000 for the year ended December 31, 1998. Revenues were $112,908,000 for the year ended December 31, 1999 compared to $98,890,000 for 1998, an increase of $14,018,000, or 14.2%. On a same-property basis (i.e., those properties owned by the Company for all of 1999 and 1998) revenues increased by $3,978,000 or 4.3% over the same period in 1998 due to increases in rental rates as well as improvements in occupancy. Properties acquired during 1998 and 1999 net of the reduction in revenue from the sale of a property, contributed $10,040,000 in revenue growth during the period. Occupancy was 94.7% for all properties for the year ended December 31, 1999 and 95.3% on a same store basis, compared to 94.1% and 94.2%, respectively, for the year ended December 31, 1998.

     Total expenses, excluding depreciation, amortization and interest were $48,488,000 for the year ended December 31, 1999 compared to $43,180,000 for 1998, an increase of $5,308,000, or 12.3%. Of this increase, $4,246,000 is due to the newly-acquired properties net of the reduction in expense from the sale of a property. Same property operating expenses, excluding general and administrative expenses and depreciation, increased by $963,900 or 2.6%, over the year ended December 31, 1998 due to management's successful efforts to control costs. Depreciation for the year ended December 31, 1999 decreased by $644,000, or 2.5%, to $24,920,000 from $25,564,000 for the year ended December
31, 1998 due to reductions in depreciation as some assets became fully depreciated offset by acquisitions of new properties.

     Interest expense for the year ended December 31, 1999 increased by $5,483,000 to $28,012,000 from $22,529,000 for 1998 due to increases in the amount of borrowings that resulted from the financing of the capital improvements program and the new acquisitions.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997 Revenues for the year ended December 31, 1998 were $98,890,000 compared to $92,648,000 for the year ended December 31, 1997, an increase of $6,242,000, or 6.7%. Same property revenues (i.e., those properties owned by the Company for all of 1998 and 1997) increased by $3,558,000 or 3.8% due to increases in rental rates, increased occupancy and the impact of revenue-enhancing capital improvements. Properties acquired during 1998 contributed $2,684,000 in revenue during the year. Occupancy for the year ended December 31, 1998 was 94.1% for all properties compared to 92.9% for the year ended December 31, 1997. On a same store basis, occupancy was 94.2% for the year ended December 31, 1998. Funds from operations before minority interest increased to $32,605,000 for the year ended December 31, 1998 from $31,771,000 for the year ended December 31, 1997.

     Total expenses, excluding depreciation and interest, were $43,180,000 for the year ended December 31, 1998 compared to $40,518,000 for the previous year, an increase of $2,662,000. Of this increase, $905,000 is due to the newly-acquired properties. Same store expenses, excluding general and administrative expenses and depreciation, increased by $938,000 or 2.5% over 1997.

                                                  THE TOWN AND COUNTRY TRUST 26.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     Interest expense for the year ended December 31, 1998 increased by $3,928,000 over that expense for 1997 due to increases in the amount of borrowings and interest rates that resulted from the expanded financing facility and borrowings under the line of credit related to the property acquisitions.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

Operating activities provided net cash for the year ended December 31, 1999 of $35,488,000, of which $29,920,000 was paid out in dividends and distributions.

     In 1997, the Company commenced a two-year program that provides for approximately $30,000,000 in capital improvements to certain properties. The improvements include paving, roofs, vinyl siding and the expansion of the on-going program to make such revenue-enhancing improvements as the modernization of kitchens and bathrooms and the installation of washers, dryers and carpeting within certain apartment units. $29,911,000 in costs were incurred related to this new program through December 31, 1999. The Company has a collateralized financing facility which allows for draws to finance this capital improvement program.

     During 1999, the Company acquired four properties, comprising 1,112 units, located in Orlando, Sarasota and Bradenton, Florida. The total contract price of these acquisitions was $64,300,000. The acquisitions were funded through borrowings on the revolving credit facility, the revolving line of credit, property specific debt and in one case, the sale of a property.

     In September, 1997 the Company entered into an agreement that provides a $375,000,000 collateralized financing facility. The initial borrowing under the facility of $300,000,000 matures in 2008 and bears a fixed interest rate of 6.91%. The remaining $75,000,000 is available as a 10 1/2 year, variable rate revolving credit facility which can be converted to a fixed-rate term loan maturing in 2008 at the Company's option. These funds are available for property acquisitions and to expand the ongoing extensive capital improvement program for certain of the Company's existing properties. Total borrowings under the collateralized financing facility as of December 31, 1999 were $367,000,000.

     The Company's primary market risk exposure relates to changes in interest rates in its revolving credit facility and the variable rate portion of its line of credit. The Company had $83,250,000 and $78,554,000 in variable rate debt outstanding at December 31, 1999 and 1998, respectively. A hypothetical 100 basis point increase in interest rates in the year 2000 over the rates in effect at December 31, 1999 would result in an increase of interest expense and a corresponding decrease in net income of approximately $833,000. This estimate incorporates only those exposures that exist as of December 31, 1999 and it does not consider exposures which could arise after that date. The Company uses an interest rate protection agreement to reduce the potential impact of increases in interest rates related to $67,000,000 of the floating rate borrowings. The interest rate protection contract limits the maximum floating interest rate to approximately 10.5%.

     The Company has arranged a $50,000,000 revolving line of credit with a bank to be used for acquisitions. Borrowing under this facility will bear interest at 120 basis points over LIBOR. Individual draws under the facility mature in eighteen months, and the initial term of the facility expires in September, 2001. As of December 31, 1999, $16,250,000 was outstanding under this facility.

     The following table sets forth certain information regarding the Company's outstanding indebtedness as of December 31, 1999 (in thousands):

                                                                         December 31, 1999
                                                    Amount     % of Debt     Interest Rate             Maturity
                                              ------------------------------------------------------------------
Fixed Rate Debt: Collateralized facility          $300,000         67.4%             6.91%          April, 2008
                 Conventional mortgage              61,691         13.9%             7.27%          July, 2003-
                                                                                                 November, 2009
                                              --------------------------
                                                   361,691         81.3%
                                              --------------------------
Floating Rate Debt: Revolving credit facility       67,000         15.0%             6.18%          April, 2008
                    Line of credit                  16,250          3.7%             7.03%        October, 2000
                                              --------------------------
                                                    83,250         18.7%
                                              --------------------------
Total mortgage debt                               $444,941        100.0%             6.86%
                                              --------------------------
                                              --------------------------

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

                                                  THE TOWN AND COUNTRY TRUST 27.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


INFLATION
---------

Substantially all of the leases of the properties are for a term of one year or less, which enables the Company to seek increased rents upon renewal or reletting of apartment units. Such short-term leases minimize the risk of the adverse effects of inflation; however, as a general rule, such leases permit tenants to leave at the end of the lease term without penalty.

IMPACT OF YEAR 2000
-------------------

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

     Management completed an assessment of its information technology ("IT") systems and non-IT systems to assess their year 2000 readiness in 1998. Critical systems include, but are not limited to accounts receivable and rent collections, fixed assets, and security systems. In order for these systems to function properly with respect to the year 2000 and thereafter, the Company modified or replaced portions of its software. The Company utilized both internal and external resources to modify or replace software. The total cost of the Company's year 2000 project was $153,000. All modifications were completed in time for the year 2000, and no problems have thus far developed in the year 2000.

     Various third-party vendors were queried on their year 2000 readiness. There were no significant suppliers or vendors with a year 2000 issue that had a material impact on the Company.

     Management had an effective program in place to resolve the year 2000 issue in a timely manner. Contingency plans involved system enhancement, manual workarounds, and adjusting staffing strategies, and management was able to continue its normal business operations.

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

                                                  THE TOWN AND COUNTRY TRUST 28.
SELECTED FINANCIAL DATA


(IN THOUSANDS, EXCEPT PER SHARE DATA) YEAR ENDED DECEMBER 31,        1999          1998          1997           1996          1995
                                                                  ---------     ----------------------------------------------------
OPERATING DATA
--------------
Revenue                                                           $ 112,908     $  98,890     $  92,648      $  91,163     $  89,455
Operating expenses                                                   45,157        39,947        38,104         38,092        36,871
Depreciation                                                         24,920        25,564        24,311         24,282        24,147
General and administrative expenses                                   3,331         3,233         2,414          2,333         2,389
                                                                  ---------     ----------------------------------------------------
Income from operations                                               39,500        30,146        27,819         26,456        26,048
Interest expense                                                     28,012        22,529        18,601         17,750        18,427
Interest expense related to the amortization of
   deferred financing costs                                             494           374         1,559          2,166         2,556
                                                                  ---------     ----------------------------------------------------
Income before gain on disposition of property,
   minority interest and extraordinary item                          10,994         7,243         7,659          6,540         5,065
                                                                  ---------     ----------------------------------------------------
Gain on disposition of property                                       7,073            --            --             --            --
                                                                  ---------     ----------------------------------------------------
Income before minority interest and
   extraordinary item                                                18,067         7,243         7,659          6,540         5,065
Income allocated to minority interest                                 2,475           993         1,048            895           695
                                                                  ---------     ----------------------------------------------------
Income before extraordinary item                                     15,592         6,250         6,611          5,645         4,370
Extraordinary item-cost related to refinancing
   of debt (net of minority interest)                                    --            --        (2,512)            --            --
                                                                  ---------     ----------------------------------------------------
Net income                                                        $  15,592     $   6,250     $   4,099      $   5,645     $   4,370
                                                                  ---------     ----------------------------------------------------
                                                                  ---------     ----------------------------------------------------
Per common share-basic:
Income before extraordinary item                                  $    1.00     $     .40     $     .42      $     .36     $     .28
Extraordinary item-basic                                                 --            --          (.16)            --            --
                                                                  ---------     ----------------------------------------------------
Net income-basic                                                  $    1.00     $     .40     $     .26      $     .36     $     .28
                                                                  ---------     ----------------------------------------------------
                                                                  ---------     ----------------------------------------------------
Per common share-diluted:
Income before extraordinary item                                  $     .99     $     .40     $     .42      $     .36     $     .28
Extraordinary item-diluted                                               --            --          (.16)            --            --
                                                                  ---------     ----------------------------------------------------
Net income-diluted                                                $     .99     $     .40     $     .26      $     .36     $     .28
                                                                  ---------     ----------------------------------------------------
                                                                  ---------     ----------------------------------------------------
Dividends declared per share                                      $    1.64     $    1.60     $    1.60      $    1.60     $    1.60
                                                                  ---------     ----------------------------------------------------
                                                                  ---------     ----------------------------------------------------
Funds from operations before minority interest                    $  35,712     $  32,605     $  31,771      $  30,547     $  29,277
Funds from operations applicable to the
   Trust's shareholders                                           $  30,819     $  28,135     $  27,424      $  26,366     $  25,263



(IN THOUSANDS)                                                         1999          1998          1997           1996          1995
                                                                  ---------     ----------------------------------------------------
BALANCE SHEET DATA AT YEAR-END
------------------------------
Real estate assets, before accumulated
   depreciation                                                   $ 729,746     $ 666,090     $ 573,952      $ 564,443     $ 558,100
Net real estate assets                                              465,566       417,679       351,006        365,754       383,549
Total assets                                                        480,849       432,384       366,251        383,396       402,405
Total mortgages payable                                             444,941       385,299       300,000        232,000       232,000
Total notes payable                                                      --            --            --         58,409        56,809
Shareholders' equity                                                 22,049        31,608        50,118         70,745        89,901
Minority interest                                                     3,424         4,994         7,948         11,243        14,294


NOTE: ALL FUNDS FROM OPERATIONS INFORMATION HAS BEEN PRESENTED UNDER THE NAREIT DEFINITION. THE EARNINGS PER SHARE AMOUNTS PRIOR TO 1997 HAVE BEEN RESTATED AS REQUIRED TO COMPLY WITH STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 128, EARNINGS PER SHARE. FOR FURTHER DISCUSSION OF EARNINGS PER SHARE AND THE IMPACT OF STATEMENT NO. 128, SEE THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

Designed and produced by Posner Advertising

     INVESTOR
  INFORMATION

BOARD OF TRUSTEES
-----------------

ALFRED LERNER
Chairman

HARVEY SCHULWEIS
President and Chief Executive Officer

JAMES H. BERICK, ESQ.
Partner,
Squire, Sanders & Dempsey L.L.P.

H. GRANT HATHAWAY
Retired Vice Chairman,
MNC Financial Inc.
and Maryland National Bank

DR. MILTON A. WOLF
United States Ambassador, Retired;
Chairman, Milton A. Wolf Investors;
Chairman, Zehman Wolf Management

OFFICERS
--------

ALFRED LERNER
Chairman

HARVEY SCHULWEIS
President and Chief Executive Officer

MICHAEL H. ROSEN
Executive Vice President and
Chief Operating Officer

GERALD J. HAAK
Senior Vice President
Property Management

ALAN W. LASKER
Senior Vice President-Finance

JENNIFER C. MUNCH
Senior Vice President and Treasurer

RICHARD M. BERKOWITZ
Vice President
Capital Improvements

DAVID T. BOYCE
Vice President
Property Management

ANTHONY P. CONRAD
Vice President
Acquisitions

WILLIAM J. FISHELL
Vice President
Controller

J. ANDREW PIERSON
Vice President
Supplemental Business Development

DENNIS E. SMITH
Vice President
Insurance

LANA C. WARFIELD
Vice President
Leasing and Marketing

ANNUAL MEETING
--------------

The annual meeting will be held at the Center Club, 100 Light Street, Baltimore, Maryland on May 4, 2000 at 11:00 a.m.

COMMON STOCK MARKET PRICES AND DIVIDENDS
----------------------------------------

                                 SALES PRICE         CASH
                       ---------------------    DIVIDENDS
QUARTER ENDED              HIGH          LOW     DECLARED
---------------------------------------------------------
March 31, 1998         $17 15/16    $15 15/16    $.40
June 30, 1998          $17 13/16    $15 3/4      $.40
September 30, 1998     $16 3/4      $13 3/4      $.40
December 31, 1998      $16 5/16     $13 5/16     $.40
March 31, 1999         $16 5/16     $14 13/16    $.41
June 30, 1999          $19          $15          $.41
September 30, 1999     $18 7/16     $16 13/16    $.41
December 31, 1999      $18 15/16    $16 1/2      $.41


On February 2, 2000, a cash dividend of $.42 per share was declared, payable March 10, 2000, to shareholders of record as of February 18, 2000.

At December 31, 1999, the approximate number of record holders of the Trust's shares was 617. This does not include beneficial owners for whom Cede & Co. or others act as nominee.

FORM 10-K
---------

The Trust will be pleased to provide, without charge, a copy of its 1999 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, to any shareholder upon written request to Harvey Schulweis, President, The Town and Country Trust, 100 South Charles Street, Baltimore, Maryland 21201.

CORPORATE HEADQUARTERS
----------------------

The Town and Country Trust
100 South Charles Street
Baltimore, Maryland 21201
Telephone: 410.539.7600

GENERAL COUNSEL
---------------

Squire, Sanders & Dempsey L.L.P.
Cleveland, Ohio 44114

TRANSFER AGENT
--------------

National City Bank
Cleveland, Ohio 44114
Telephone: 800.622.6757

INDEPENDENT AUDITORS
--------------------

Ernst & Young LLP
Baltimore, Maryland 21201

STOCK EXCHANGE LISTING
----------------------

New York Stock Exchange
Symbol: TCT

WEBSITE ADDRESS
---------------

www.tctrust.com

[LOGO of the National Association of                [LOGO TCT LISTED NYSE]
Real Estate Investment Trusts]

                                 TOWN & COUNTRY


                           THE TOWN AND COUNTRY TRUST
                            100 South Charles Street
                            Baltimore, Maryland 21201