Form 10-K, Exhibit 13
period 2000-12-31
TOWN & COUNTRY TRUST
filed 2001-03-30
CIK 906110

                                  Exhibit 13


                Registrant's 2000 Annual Report to Shareholders

                                                              Annual Report 2000

                  [Thirteen identical icons of an apartment building outline arranged in an overlapping group with an icon of a tree to the right of the group, all on a black background (Graphic 1)]

                          The Town and Country Trust
                        A Real Estate Investment Trust

                             [OUTSIDE FRONT COVER]

The Town and Country Trust (NYSE: TCT) is a self-administered and self-managed real estate investment trust which owns and manages 15,237 units in 42 multifamily properties in major markets in the mid-Atlantic and southeast states. Town and Country is recognized as a leading provider of quality rental housing for middle-income residents in the communities it serves.

                             [INSIDE FRONT COVER]

Dear Shareholder: In 2000, the Trust recorded increases in a number of financial measures of performance. In addition management continued its portfolio management plan by adding a property in a promising new market and disposing of another in what we considered a less desirable one. [One icon of an apartment building outline (Graphic 2)] Funds from operations rose 6.9% to $38.2 million, or $2.08 per share on a fully diluted basis, from $35.7 million, or $1.96 in 1999. Total operating revenues grew by 8.3% and net operating income by 10%. On a "same store" basis (i.e., for the 37 properties owned for the period from January 1, 1999 to December 31, 2000), net operating income increased by 7.9% in 2000 over the previous year. Same store revenues were up 5.3% and expenses by 1.4%. [Graphic 2] During the year we acquired Gardens East Apartments, a 448-unit garden-style community in Palm Beach Gardens, Florida for approximately $32.5 million. At the same time, we sold Colonial Park, in Harrisburg, Pennsylvania for $20.2 million, recording a gain of $9.5 million. This disposition resulted in our exit from the Harrisburg market as we focus our resources in areas that we believe have the best growth potential. [Graphic 2] At year-end, our portfolio included 42 properties, comprised of 15,237 units in six states, of which approximately 14% are now in Florida. [Graphic 2] The continuing improvement in operating results was again attributable to strong occupancy levels and rising rental rates, reinvestment in property upgrades of our core portfolio and conscientious efforts to control costs. [Graphic 2] The annual report provides a welcome opportunity to thank our management team and staff for their hard work and devotion to the interests of the Trust and to thank you, our shareholders, for your encouragement and support.

[Inlaid photo of a pavillion in the foreground, portion of a lake behind, and portion of apartment buildings in the background at Gardens East Apartments, Palm Beach Gardens, Florida (Photo 1)]
Gardens East Apartments
Palm Beach Gardens, Florida

/s/ Alfred Lerner                     /s/ Harvey Schulweis

Alfred Lerner                         Harvey Schulweis
Chairman                              President and
                                      Chief Executive Officer

                        Highlights of Financial Results


                                                       Funds from Operations
                                                            [Bar Graph]

                                   1996                1997                1998                1999                2000
(Baseline $ 25,000,000)       $30,547,000         $31,771,000         $32,605,000         $35,712,000         $38,160,000


                                                          FFO Per Share
                                                       (assuming dilution)
                                                           [Bar Graph]

                                   1996                1997                1998                1999                2000
(Baseline $ 1.50)                  $1.69                $1.75              $1.80               $1.96               $2.08


                                                       Operating Revenues
                                                           [Bar Graph]

                                   1996                1997                1998                1999                2000
(Baseline $ 75,000,000)       $90,484,000         $92,069,000         $98,165,000         $112,316,000        $121,630.00


                                                       Net Operating Income
                                                            [Bar Graph]

                                   1996                1997                1998                1999                2000
(Baseline $ 45,000,000)       $52,545,000         $53,981,000         $58,315,000         $67,321,000         $74,029,000

[GRAPHIC 1]

Portfolio

Name                                  Location     Number of Units
------------------------------------------------------------------
Maryland

 .  Fox Run                            Germantown               218
 .  Stonegate                          Elkton                   260
 .  Town & Country Bowley's Quarters   Baltimore                462
 .  Town & Country Charlesmont         Dundalk                  565
 .  Town & Country Cockeysville        Cockeysville             540
 .  Town & Country Foxhaven            Baltimore                460
 .  Town & Country Gardenwood          Baltimore                492
 .  Town & Country Hallfield           Perry Hall                75
 .  Town & Country Harford             Carney                   336
 .  Town & Country Hollows             Glen Burnie              336
 .  Town & Country Montgomery Knolls   Gaithersburg             210
 .  Town & Country Ridgeview           Rossville                257
 .  Town & Country Rolling Road        Baltimore                384
 .  Town & Country Rossville           Rossville                692
 .  Town & Country Tall Oaks           Laurel                   352
 .  Town & Country West/Greensview     Ellicott City          1,350
 .  Town & Country Willow Lake         Laurel                   456
 .  Town & Country Woodhill            Glen Burnie              334
 .  Town & Country Woodmoor            Baltimore                424
 .  Versailles - North Charles         Towson                   210

Pennsylvania

 .  Colonial Crest Emmaus              Emmaus                   329
 .  Hidden Village                     Allentown                264
 .  Rolling Hills                      York                     184
 .  Town & Country Hanover             Hanover                  215
 .  Town & Country Lancaster West      Lancaster                413
 .  Town & Country Lancaster East      Lancaster                272
 .  Town & Country York                York                     396

Virginia

 .  Barton's Crossing                  Alexandria               532
 .  Carlyle Station                    Manassas                 408
 .  The Glen at Leesburg               Leesburg                 134
 .  University Heights                 Ashburn                  466
 .  The Village at McNair Farms        Herndon                  283

Delaware

 .  Christina Mill                     Newark                   228

North Carolina

 .  Town & Country Forest Ridge        Charlotte                330
 .  Town & Country Fairington          Charlotte                250

Florida

 .  Town & Country Perico              Bradenton                256
 .  Gardens East Apartments            Palm Beach Gardens       448
 .  Town & Country at Kirkman          Orlando                  370
 .  Town & Country Twelve Oaks         Orlando                  284
 .  Town & Country Windermere Lakes    Orlando                  276
 .  Town & Country Heron's Run         Sarasota                 274
 .  Town & Country McIntosh            Sarasota                 212
                                                            ------
Total Units                                                 15,237

     [Inlaid photo of apartment building at Versailles - North Charles, Towson, Maryland (Photo 2)]

 .    Suburban Baltimore and Delaware Our Maryland and Delaware properties, which
------------------------------------
     represent the largest segment of our core portfolio, again showed improved occupancy and average monthly rents. This reflects the general state of the apartment market in Baltimore and the surrounding counties, where vacancy rates have been at their lowest in two decades. A major factor in the emergence of such a tight market has been a drop in new residential construction, in a business environment that is showing modest job growth (high-tech job growth is the strongest in the mid-Atlantic region) and gradually decreasing unemployment rates. It also mirrors the vigor of the region's office market which is being driven by a combination of the burgeoning high-tech sector and the continuing expansion of the financial services industry.

     [Inlaid photo of apartment building at Town & Country Lancaster West, Lancaster, Pennsylvania (Photo 3)]

 .    Pennsylvania Southeastern Pennsylvania is experiencing consistent growth in
-----------------
     households and labor force while unemployment is consistently below national and statewide levels. This economic strength is spurred by a high rate of new employers, many in high technology, more than compensating for the erosion of other local industry. Major employers in the area include some of the most familiar names in American business: Binney & Smith, Guardian Life, Dun & Bradstreet, Lucent Technologies, Armstrong, Harley Davidson, R.R. Donnelley, Tyson Foods, Warner-Lambert. Our properties continue to enjoy high occupancy and increasing rents. During the year, we sold our second property in Harrisburg, recording a substantial gain and ending our presence in that market, which we believe no longer affords the growth potential we are seeking.

     [Inlaid photo of lake, pool area and apartment buildings at Town & Country Perico, Bradenton, Florida (Photo 4)]

 .    Florida - West The Sarasota-Bradenton market's population is Florida's
-------------------
     third-fastest growing (after Orlando and Palm Beach). And, in job growth, the U.S. Bureau of Economic Analysis ranks it third in the nation. While the area is best known for its strong base of retirement age people, the most rapidly increasing population segment is middle-aged adults (and their children). They are attracted by newly-created jobs, consisting primarily of high- and medium-wage positions, and the Florida Department of Labor and Employment Security projects that significant growth in the lucrative professional services sector has just begun. This group is the precise target audience for the Trust's residential communities. And, also within commuting distance from our properties, is the flourishing and even more populous Tampa-St. Petersburg-Clearwater area, which, itself, is listed 11th in the U.S. survey of projected job growth.

     [Inlaid photo of apartment building at University Heights, Ashburn, Virginia (Photo 5)]

 .    Suburban Washington, DC and Northern Virginia Greater Washington is one of
----------------------------
     the country's most dynamic markets, ranked as the second most desirable place to live (among 354 metropolitan areas in North America), first in the U.S. in share of Federal procurement spending and sixth in start-ups for small fast-growing entrepreneurial firms. The area has more high-tech employers and employees than anywhere, including Silicon Valley. Employment increased by 2.8% in the last year and unemployment dropped from 3 to 2.4%, despite the fact that Federal and local government jobs have been steadily decreasing. These powerful trends have given the local economy greater diversity and stability than ever. For the apartment market, this has meant extraordinarily low vacancies (the lowest rate since World War II) and the highest absorption rate in twenty years.

     [Inlaid photo of apartment building at Town & Country Forest Ridge, Charlotte, North Carolina (Photo 6)]

 .    Charlotte, North Carolina The Trust entered the Charlotte market in 1998,
------------------------------
     attracted by the robust health of the region's economy and its residential market. Demand for the type of accommodations that we offer is strong and average rents are steadily increasing. Charlotte is the nation's second largest financial center, ahead of Chicago, Atlanta, Dallas and San Francisco, behind only New York, and is the headquarters for two of the country's largest banks. It is a growing center for international business, with more than 500 foreign firms operating in the region. It is also the sixth largest major airline hub in the country, and the sixth largest in wholesale trade - other clear indices of its economic stature. Fortune Magazine has rated North Carolina #1 in "Pro-business attitude" for the last three years.

     [Inlaid photo of clubhouse at Town & Country at Kirkman, Orlando, Florida (Photo 7)]

 .    Florida - Central and East The acquisition of an apartment community in
-------------------------------
     Palm Beach Gardens in 2000 complements our earlier investments in three Orlando properties by establishing a presence in Florida's two most exciting residential markets. Palm Beach County's population is growing at twice the national average and is generating new jobs faster than any county in the U.S., with half of its goods-producing workforce now employed in technology industries. Growth is even more dramatic in Orlando, which, according to a published survey of 45 major U.S. markets, ranks #1 in a combination of categories including such key measures as population and employment growth and average household income. (Palm Beach is rated #3 in this same nationwide survey.) The Orlando economy is anchored on one hand by such tourist icons as Disney World, Universal Studios, Sea World and Disney MGM Studios and, on the other, by the presence and continuing expansion of such corporate leaders as Federal Express, Lockheed Martin, AT&T, Oracle and Westinghouse.

[MAP of East Coast United States bounded on the North by Pennsylvania and on the South by Florida, depicting the location of all of the Registrant's apartment properties]

                                                                     Our Markets

                               Financial Report

                [Watermark of numbers on upper quarter of page]

                          The Town and Country Trust

                          Consolidated Balance Sheets

(in thousands, except share data)                                  DECEMBER 31,          2000             1999
                                                              ------------------------------------------------
Assets

Real estate assets:
   Land                                                                         $     102,787        $  99,850
   Buildings and improvements                                                         648,238          624,975
   Other                                                                                5,839            4,921
                                                                                ------------------------------
                                                                                      756,864          729,746
Less accumulated depreciation                                                        (273,425)        (264,180)
                                                                                ------------------------------
                                                                                      483,439          465,566

Cash and cash equivalents                                                               1,262            2,280
Restricted cash                                                                         2,210            1,805
Receivables                                                                             2,014            1,809
Prepaid expenses and other assets                                                       5,908            5,130
Deferred financing costs, net of allowance for amortization
   (2000 - $1,549; 1999 - $982)                                                         3,859            4,259
                                                                                ------------------------------
Total assets                                                                    $     498,692        $ 480,849
                                                                                ==============================

Liabilities and shareholders' equity

Mortgages payable                                                               $     459,762        $ 444,941
Notes payable                                                                           5,000               --
Accrued interest                                                                        2,287            2,348
Accounts payable and other liabilities                                                  5,695            5,456
Security deposits                                                                       3,093            2,631
Minority interest                                                                       2,803            3,424
                                                                                ------------------------------
Total liabilities                                                                     478,640          458,800
Shareholders' equity:
   Common shares of beneficial interest ($.01 par value),
     500,000,000 shares authorized, 16,009,985 and
     15,790,580 issued and outstanding at
     December 31, 2000 and 1999                                                           160              158
   Additional paid-in capital                                                         322,992          319,481
   Accumulated deficit                                                               (300,224)        (295,698)
   Unearned compensation - restricted stock                                            (2,876)          (1,892)
                                                                                ------------------------------
                                                                                       20,052           22,049
                                                                                ------------------------------
Total liabilities and shareholders' equity                                      $     498,692        $ 480,849
                                                                                ==============================


See accompanying notes to financial statements.

                          The Town and Country Trust

                     Consolidated Statements of Operations

(in thousands, except per share data)      YEAR ENDED DECEMBER 31,          2000           1999           1998
                                           -------------------------------------------------------------------
Revenues:
   Revenue from rental operations                                      $ 121,630      $ 112,316      $  98,165
   Other                                                                     412            430            628
                                                                      ----------------------------------------
                                                                         122,042        112,746         98,793
Expenses:
   Utilities                                                               6,558          6,550          5,954
   Other property operations                                              19,099         17,929         15,841
   Real estate taxes                                                       9,017          8,185          7,106
   Depreciation                                                           22,062         24,920         25,564
   Marketing and advertising                                               4,304          4,019          3,806
   Repairs and maintenance                                                 8,623          8,312          7,143
   General and administrative                                              3,883          3,331          3,233
                                                                      ----------------------------------------
                                                                          73,546         73,246         68,647
Interest expense                                                          31,578         28,012         22,529
Interest expense related to the amortization of
   deferred financing costs                                                  567            494            374
                                                                      ----------------------------------------
                                                                         105,691        101,752         91,550
                                                                      ----------------------------------------
Income before gain on disposition of property
   and minority interest                                                  16,351         10,994          7,243
Gain on disposition of property                                            9,461          7,073             --
                                                                      ----------------------------------------
Income before minority interest                                           25,812         18,067          7,243
Income allocated to minority interest                                      3,521          2,475            993
                                                                      ----------------------------------------
Net income                                                             $  22,291     $   15,592      $   6,250
                                                                      ========================================
Weighted average common shares
   outstanding - basic                                                    15,622         15,537         15,523
Dilutive effect of outstanding options
   and restricted shares                                                     301            252            159
                                                                      ----------------------------------------
Weighted average common shares
   outstanding - diluted                                                  15,923         15,789         15,682
                                                                      ========================================
Per common share:
Net income - basic                                                     $    1.43      $    1.00      $     .40
                                                                      ========================================
Net income - diluted                                                   $    1.40      $     .99      $     .40
                                                                      ========================================
Dividends declared and paid per share outstanding                      $    1.68      $    1.64      $    1.60
                                                                      ========================================

Tax treatment of dividends (unaudited):
   Ordinary income                                                     $    1.25      $    1.13      $    1.14
                                                                      ========================================
   Return of capital                                                   $     .43      $     .51      $     .46
                                                                      ========================================

See accompanying notes to financial statements.

                          The Town and Country Trust

                Consolidated Statements of Shareholders' Equity

                                         Common Shares of Beneficial Interest
                                         ------------------------------------      Additional
                                                                                      Paid-In    Accumulated        Unearned
(in thousands, except per share data)            Shares        Amount                 Capital        Deficit    Compensation
                                         -----------------------------------------------------------------------------------

Balance at January 1, 1998                       15,761          $158                $319,061     $(266,440)         $(2,661)
Net income                                           --            --                      --         6,250               --
Dividends declared and paid
   ($1.60 per share)                                 --            --                      --       (25,225)              --
Earned compensation under Long Term
   Incentive Plan                                    --            --                      --            --              385
Share options exercised                               6            --                      80            --               --
                                         -----------------------------------------------------------------------------------
Balance at December 31, 1998                     15,767           158                 319,141      (285,415)          (2,276)
Net income                                           --            --                      --        15,592               --
Dividends declared and paid
   ($1.64 per share)                                 --            --                      --       (25,875)              --
Earned compensation under Long Term
   Incentive Plan                                    --            --                      --            --              384
Share options exercised                              23            --                     340            --               --
                                         -----------------------------------------------------------------------------------
Balance at December 31, 1999                     15,790           158                 319,481      (295,698)          (1,892)
Net income                                           --            --                      --        22,291               --
Dividends declared and paid
   ($1.68 per share)                                 --            --                      --       (26,817)              --
Earned compensation under Long Term
   Incentive Plan                                    --            --                      --            --              643
Share options exercised                             128             1                   1,885            --               --
Common shares of beneficial
   interest issued under Long Term
   Incentive Plan                                    91             1                   1,626            --           (1,627)
                                         -----------------------------------------------------------------------------------
Balance at December 31, 2000                     16,009          $160                $322,992     $(300,224)         $(2,876)
                                         ===================================================================================

See accompanying notes to financial statements.

                          The Town and Country Trust

                     Consolidated Statements of Cash Flows


(in thousands)                             YEAR ENDED DECEMBER 31,          2000           1999           1998
                                                                      ----------------------------------------
Operating activities

Income before minority interest                                        $  25,812      $  18,067      $   7,243
Adjustments to reconcile income before minority interest
   to net cash provided by operating activities:
     Gain on disposition of property                                      (9,461)        (7,073)            (9)
     Depreciation                                                         22,062         24,920         25,564
     Interest expense related to the amortization of
       deferred financing costs                                              567            494            374
     Amortization of unearned compensation                                   643            384            385
     Changes in operating assets and liabilities:
       Increase in restricted cash                                          (405)          (350)          (330)
       (Increase) decrease in receivables, prepaid expenses
         and other assets                                                   (983)          (906)           237
     Increase (decrease) in accounts payable, other
       liabilities, accrued interest and security deposits                   640            (48)         2,298
                                                                      ----------------------------------------
Net cash provided by operating activities                                 38,875         35,488         35,762


Investing activities

Property acquisitions                                                    (33,156)       (66,227)       (69,835)
Additions to real estate assets                                           (5,694)        (5,160)        (4,638)
Net proceeds from disposition of property                                 19,633         14,263              9
Additions pursuant to value-added capital improvements program           (11,257)        (8,610)       (17,764)
                                                                      ----------------------------------------
Net cash used in investing activities                                    (30,474)       (65,734)       (92,228)

Financing activities

Borrowings on mortgages payable                                           21,152         83,825         85,308
Payments on mortgages payable                                             (6,331)       (24,183)            (9)
Borrowings on notes payable                                               24,000             --             --
Payments on notes payable                                                (19,000)            --             --
Proceeds from exercise of share options                                    1,886            340             80
Payment of financing cost                                                   (167)        (1,320)          (216)
Dividends and distributions                                              (30,959)       (29,920)       (29,172)
                                                                      ----------------------------------------
Net cash (used in) provided by financing activities                       (9,419)        28,742         55,991
                                                                      ----------------------------------------
Decrease in cash and cash equivalents                                     (1,018)        (1,504)          (475)
Cash and cash equivalents at beginning of period                           2,280          3,784          4,259
                                                                      ----------------------------------------
Cash and cash equivalents at end of period                             $   1,262      $   2,280      $   3,784
                                                                      ========================================
Cash interest paid                                                     $  31,852      $  27,643      $  22,727
                                                                      ========================================

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

     In conjunction with its initial public offering, a series of transactions occurred: the Company acquired an 86% general partnership interest in The TC Operating Limited Partnership (the "Operating Partnership"); the remaining 14% limited partnership interest (13.6% at December 31, 2000) in the Operating Partnership was retained by the minority interest owners as consideration for their contribution to the Operating Partnership of controlled interests in The Town and Country Management Corporation and 26 property partnerships (the "TC Companies"). The TC Companies, along with the property partnerships acquired concurrent with and subsequent to the public offering, total 42 property partnerships located in Maryland, Pennsylvania, Virginia, Delaware, North Carolina and Florida and are collectively referred to as "The TC Property Partnerships." All operating expenses of the Trust will be borne pro rata by the general and limited partners of the Operating Partnership in proportion to their respective interests in the properties.

Principles of Consolidation The consolidated financial statements of the Company include the accounts of the Trust and its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

Reclassifications Certain amounts previously reported have been reclassified to conform with the 2000 presentation.

Income Taxes The Trust has made an election to be taxed as a Real Estate Investment Trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code. As a REIT, the Trust generally will not be subject to Federal income tax to the extent that it distributes at least 95% of its REIT taxable income to its shareholders. Effective January 1, 2001, new tax legislation will lower the minimum distribution requirement from 95% to 90% of taxable income. If the Trust fails to qualify as a REIT in any taxable year, the Trust will be subject to Federal income tax (including any applicable Alternative Minimum Tax) at regular corporate rates on its taxable income. Even if the Trust qualifies for taxation as a REIT, the Trust may be subject to certain state and local taxes on its income and property and to Federal income and excise taxes on its undistributed income.

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

     All costs related to the improvement or replacement of fixed assets are capitalized. Maintenance and repairs are charged to expense as incurred. Provision for depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

          ------------------------------------------------------
          Buildings                             27.5 to 40 years
          Major Improvements                    15 to 20 years
          Furniture, Fixtures and Equipment      3 to 12 years

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

                          The Town and Country Trust

                  Notes to Consolidated Financial Statements

Interest Rate Risk Management The Company uses an interest rate protection agreement to reduce the potential impact of increases in interest rates relating to the floating rate portion of certain borrowings. Unamortized premiums paid for the agreement are included in deferred financing costs in the Company's balance sheet. Amounts received under the agreement are credited as a reduction of interest expense. The Company believes it has limited exposure to the extent of non-performance by the counterparty of the protection agreement since the counterparty is a major U.S. financial institution, and the Company does not anticipate their non-performance.

Income Recognition Revenues from rental property are recognized when due from tenants. Leases are generally for one year or less.

Advertising and Promotion Costs Advertising and promotion costs are expensed as incurred. Total advertising and promotion expense for each of the years ended December 31, 2000, 1999 and 1998 was $1,300,000, $1,300,000, and $1,200,000,
respectively.

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

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions, such as depreciable lives of assets, that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133. Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), as amended, which is required to be adopted in years beginning after June 15, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. The Company will adopt SFAS 133 in the first quarter of fiscal 2001. The adoption of SFAS 133 will not have a material effect on the financial position or results of operations of the Company.

     In 1999, the Securities and Exchange Commission ("SEC") staff issued Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements. SAB 101 explains how generally accepted accounting principles should be applied in the recognition of revenue in financial statements. The Company implemented SAB 101 in the fourth quarter of 2000. The adoption of SAB 101 did not have a material effect on the financial position or results of operations of the Company.

note 2    Restricted Cash

Pursuant to Maryland, Delaware, North Carolina and Florida state law, the Company maintains certificates of deposit to cover the aggregate amount of tenant security deposits retained by the properties in those states. At December 31, 2000, and 1999, the amount of the certificates of deposit, with a maturity of three months or less, was $2,210,000 and $1,805,000 respectively.

note 3    Real Estate Acquisitions and Dispositions

During the years ended December 31, 1999 and 2000, the Company purchased the following apartment communities:

Property                                     Location   Date of Acquisition   Number of Units    Contract Amount
-------------------------------------------------------------------------------------------------------------------
Town and Country at Kirkman               Orlando, FL        March 31, 1999               370        $25,000,000
Town and Country Heron's Run             Sarasota, FL       October 5, 1999               274        $15,000,000
Town and Country McIntosh                Sarasota, FL       October 5, 1999               212        $10,900,000
Town and Country Perico                 Bradenton, FL       October 5, 1999               256        $13,400,000
Gardens East Apartments        Palm Beach Gardens, FL         June 22, 2000               448        $32,500,000

                          The Town and Country Trust

                  Notes to Consolidated Financial Statements

On June 22, 2000 the Company sold the Colonial Park garden apartment community consisting of 626 units in Harrisburg, PA. The proceeds of the sale of Colonial Park combined with an additional long term borrowing of $13,200,000 were used to acquire the Gardens East community, in Palm Beach Gardens, FL, a transaction that was treated as a tax-free exchange.

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

     Results of operations for the property partnerships listed above are included in the Company's statements of operations for the periods from the date of acquisition through December 31, 2000.

note 4    Mortgages and Notes Payable

In September, 1997 the Company entered into an agreement that provides a $375,000,000 collateralized financing facility. In June, 2000 the total facility was increased to $382,152,000. The initial borrowing under the facility of $300,000,000 matures in 2008 and bears a fixed interest rate of 6.91%.

     Of the remaining $82,152,000 (available as a 10 1/2 year, variable rate revolving credit facility), $82,152,000 and $67,000,000 was outstanding as of December 31, 2000 and 1999, respectively. The applicable variable rates at December 31, 2000 and 1999 were 7.20% and 6.18%, respectively. Any outstanding portion can be converted to a fixed rate term loan maturing in 2008 at the Company's option. The Company purchased an interest rate protection contract which limits the maximum floating interest rate of $75,000,000 to approximately 10.5%.

     In April, 2000 the Company modified its $50,000,000 line of credit from a bank. Under the modified terms of the facility $10,000,000, which is due on demand, may be used for working capital purposes, and the balance is available for acquisitions. Borrowings under this facility bear interest at 120 basis points over LIBOR. Individual draws under the facility mature in eighteen months, and the initial term of the facility expires in September, 2001. As of December 31, 2000, $16,250,000 was outstanding under this facility due to an acquisition at a rate of 8.02%, and $5,000,000 was outstanding under the working capital portion of the line at a rate of 7.85%.

     In conjunction with the acquisition of a property during 1998, the Company assumed an amortizing mortgage in the amount of $6,745,000, which resulted in a non-cash investing activity. During 1999, the mortgage was increased by $3,500,000. At December 31, 2000 the mortgage had an outstanding balance of $9,957,000, matures in 2003 and bears a fixed interest rate of 7.74%.

     During 1999, the Company entered into mortgages in the amount of $33,175,000 secured by certain of the properties that were purchased in 1998, the proceeds of which were used to repay the bank revolving line of credit. The mortgages, which are non-amortizing, mature in 2009 and bear a fixed rate of interest of 6.81%.

     During 1999, the Company entered into amortizing mortgages in the amount of $18,400,000 in conjunction with the acquisitions of properties. The mortgages mature in 2009 and bear a fixed interest rate of 7.85%. At December 31, 2000 the mortgages had outstanding balances of $18,228,000.

     All properties are secured by first and/or second priority mortgages. In connection with the mortgages, the Company maintains unused letters of credit with a bank totaling $5,025,000 in lieu of paying real estate tax escrows. The letters of credit are renewed annually.

     The following is a summary of scheduled debt maturities:

                     (in thousands)
                     --------------------------------------------------
                     2001                                     $  21,608
                     2002                                           387
                     2003                                         9,772
                     2004                                           218
                     2005                                           235
                     After 2005                                 432,542
                                                            -----------
                     Total scheduled debt maturities          $ 464,762
                                                            ===========

                          The Town and Country Trust

                  Notes to Consolidated Financial Statements


note 5    Employee Benefit Plans

Share Option Plans In 1993, the Company established a long-term incentive plan for the purpose of attracting and retaining executive officers, other key employees and non-employee trustees (the "1993 Plan"). The 1993 Plan provides for the granting of restricted stock and incentive share options and non-qualified share options to purchase up to 750,000 shares of the Company's common shares at a price not less than the fair market value at the date the options or restricted shares are granted. During 1997, the Company established an additional long-term incentive plan (the "1997 Plan" and together with the 1993 Plan, the "Plans"). The 1997 Plan provides for the granting of options to purchase up to 1,200,000 of the Company's common shares at a price not less than the fair market value at the date the options or restricted shares are granted. The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock options as permitted under FASB Statement No. 123, Accounting for Stock-Based Compensation, ("Statement 123"). Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Under the Plans, options generally become exercisable in equal installments over a three-year period, commencing with the first anniversary of the date of grant. All options expire ten years from the date of grant. During the year ended December 31, 2000, 6,000 options were granted pursuant to the 1993 Plan at an exercise price of $17.875.

     An additional 919,334, 1,007,800, and 1,112,800 common shares have been authorized for issuance in future grants of options under the Plans as of December 31, 2000, 1999 and 1998, respectively. The option price of future grants may not be less than the fair market value of the shares on the date of grant.

     Details of share options are as follows:

                                                           Number of shares
                                                  ------------------------------                             Weighted
                                                   Incentive  Non-qualified               Option              Average
                                                     Options        Options                Price       Exercise Price
                                                  -------------------------------------------------------------------
Shares under option at January 1, 1998               369,641        215,059         $13.50-22.00               $14.77
Granted                                                   --          6,000              $17.625               $17.63
Exercised                                             (5,733)            --        $14.00-15.125               $14.04
Forfeited                                             (3,150)            --        $14.00-15.125               $14.65
                                                  -------------------------
Shares under option at December 31, 1998             360,758        221,059         $13.50-22.00               $14.81
Granted                                               56,896         49,104         $15.25-16.25               $15.31
Exercised                                            (23,432)            --        $14.00-15.125               $14.52
Forfeited                                             (1,000)            --              $15.125               $15.13
                                                  -------------------------
Shares under option at December 31, 1999             393,222        270,163         $13.50-22.00               $14.89
Granted                                                6,000             --              $17.875               $17.88
Exercised                                            (95,675)       (32,730)        $14.00-15.25               $14.69
Forfeited                                             (8,534)            --        $14.00-15.125               $14.60
                                                  -------------------------
Shares under option at December 31, 2000             295,013        237,433         $13.50-22.00               $14.78
                                                  =========================
Shares exercisable at December 31, 2000              257,082        208,697         $13.50-22.00               $14.72
                                                  =========================
Shares exercisable at December 31, 1999              304,390        220,283         $13.50-22.00               $14.81
                                                  =========================
Shares exercisable at December 31, 1998              295,265        207,507         $13.50-22.00               $14.75
                                                  =========================

Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using Black-Scholes option pricing model with the following weighted-average assumptions:

                                                                             2000            1999           1998
                                                                        ----------------------------------------
Risk free interest rate                                                      4.9%            6.7%           5.3%
Dividend yield                                                               9.6%           11.0%           9.1%

                          The Town and Country Trust

                  Notes to Consolidated Financial Statements



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

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except for earnings per share information):

                                                                             2000          1999           1998
                                                                        --------------------------------------
Pro forma net income                                                      $22,243       $15,543        $ 6,221
Pro forma net income per share-- basic                                    $  1.42       $  1.00        $   .40
Pro forma net income per share-- diluted                                  $  1.40       $   .98        $   .40

The weighted average fair value of options granted during the years ended December 31, 2000, 1999 and 1998 was $.80, $.66 and $.87, respectively. The weighted average remaining contractual life of options granted is 5.25 years.

Pension Plan The Company maintained a non-contributory defined contribution plan (the "Pension Plan") for the benefit of employees which was terminated June 30, 1998. Effective June 30, 1998 the Company implemented a contributory defined contribution 401(k) benefit plan (the "401(k) Plan") covering substantially all employees who have attained the age of 20 1/2 and have 6 months of service. Assets of the Pension Plan were transferred to the 401(k) Plan, and all participants became 100% vested. The Company also makes discretionary contributions to the 401(k) Plan for each participant. Employees qualify for benefits upon reaching the age of sixty-five and early retirees qualify provided they have reached the age of fifty-five and have completed ten years of service. After three years of service, employees become 20% vested in employer contributions which are based on current compensation levels. From the fourth through the seventh years, vesting increases until full vesting occurs. The aggregate cost of these contributions to the Plans by the Company was $290,000, $231,000, and $260,000 for the years ended December 31, 2000, 1999, and 1998, respectively.

Restricted Shares During the period 1995 through 1997 the Company granted 242,000 restricted Common Shares to certain officers pursuant to the 1993 Plan. In February, 2000, the Company granted an additional 91,000 restricted shares under the 1997 Plan. The officers become fully vested in the shares upon retirement from the Company. Should such officers leave the Company prior to retirement, the shares revert back to the Company. The market value as of the dates of grant of the shares awarded has been recorded as unearned compensation -- restricted stock and the unamortized portion, $2,876,000, is shown as a separate component of shareholders' equity. Unearned compensation is being amortized into expense over the vesting period. The amortization amounted to $643,000, $384,000, and $385,000 for the years ended December 31, 2000, 1999, and 1998, respectively.

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

                          The Town and Country Trust

                  Notes to Consolidated Financial Statements

note 6    Leases

The Company leases certain office facilities and equipment under noncancellable operating leases. Future minimum rental commitments under noncancellable leases with remaining terms in excess of one year are as follows at December 31, 2000:

                               (in thousands)
                              -------------------------------------
                              2001                          $   474
                              2002                              474
                              2003                              474
                              2004                              369
                                                           --------
                              Total lease commitments       $ 1,791
                                                           ========

Total rent expense for the years ended December 31, 2000, 1999, and 1998, was approximately $478,000, $401,000, and $394,000, respectively.

note 7    Related Party Transactions

At December 31, 2000 and 1999, the Company had an unsecured loan to an officer, the balance of which was $280,000 and $310,000, respectively. $240,000 of the loan balance bears an interest rate comparable to the rate earned on the Company's invested funds. The remaining portion of the loan is non-interest bearing.

   A Trustee of the Company was chairman of a law firm which is general counsel to the Company through December 31, 2000.

note 8    Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2000 and 1999. FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                            December 31, 2000                December 31, 1999
                                            ------------------------------------------------------------------

(in thousands)                              Carrying Amount        Fair Value  Carrying Amount      Fair Value
                                            ------------------------------------------------------------------
Financial assets
Deferred financing costs
   (interest rate protection agreement)            $     22          $      0         $     42        $     12
Financial liabilities
Mortgages and notes payable
   Fixed rate notes                                $361,360          $357,894         $361,691        $353,641
   Floating rate notes                              103,402           103,402           83,250          83,250

The carrying amounts shown in the above table are included in the balance sheet under the indicated captions. The following methods and assumptions were used to estimate the fair values of each class of financial instruments:

Deferred financing costs: The amounts reported relate to the interest rate protection agreement. The carrying amount is comprised of the unamortized premiums paid for this agreement. The fair value represents what the Company would pay for a similar agreement at December 31, 2000 and 1999 based upon quotes from the agreement's counterparty. The net face amount of debt subject to the interest rate protection agreement as of December 31, 2000 and 1999 was $75,000,000 and $67,000,000 respectively.

                          The Town and Country Trust

                  Notes to Consolidated Financial Statements


Mortgages and Notes Payable: The fair value of the fixed rate portion of the Company's mortgages payable is estimated by discounting expected cash flows based on the Company's incremental borrowing rate for similar types of borrowing arrangements. The floating rate portion of the Company's mortgages payable approximated market.

note 9    Unaudited Quarterly Results of Operations

The following is a summary of quarterly results of operations for the years ended December 31, 2000 and 1999.

(in thousands, except per share data)   QUARTER ENDED      March 31    June 30    September 30     December 31
                                                        ------------------------------------------------------
2000
Revenues                                                    $29,693    $30,130         $30,867         $31,352
Income from property operations                              11,273     11,510          12,191          13,522
Net income                                                    3,027     11,289           3,461           4,514
Net income per share-- basic                                    .19        .72             .22             .30
Net income per share-- diluted                                  .19        .71             .22             .28

1999
Revenues                                                    $26,767    $28,066         $28,561         $29,352
Income from property operations                               8,310      8,782          10,755          11,653
Net income                                                    1,490      1,533           3,114           9,456
Net income per share-- basic                                    .10        .10             .20             .61
Net income per share-- diluted                                  .10        .10             .20             .60

note 10    Subsequent Events

On January 31, 2001 the Company's Board of Trustees declared a quarterly dividend of $.43 per share, aggregating approximately $6,904,000. Concurrent with the payment of the dividend, a limited partnership ownership distribution will be made to the minority interest holders of approximately $1,061,000. The dividend and distribution will be paid on March 9, 2001 to holders of record on February 16, 2001.

                          The Town and Country Trust
                        Report of Independent Auditors


To The Board of Trustees and Shareholders
The Town and Country Trust

We have audited the accompanying consolidated balance sheets of The Town and Country Trust and subsidiaries (the "Company") as of December 31, 2000, and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Town and Country Trust and subsidiaries at December 31, 2000, and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                                          /s/ Ernst & Young LLP

Baltimore, Maryland
January 29, 2001

                          The Town and Country Trust

       Management's Discussion and Analysis of Financial Condition and
                             Results of Operations

Overview

The following discussion is based on the consolidated financial statements of The Town and Country Trust and its subsidiaries (the "Company") as of December 31, 2000 and 1999, and for the years ended December 31, 2000, 1999, and 1998. This information should be read in conjunction with the accompanying consolidated financial statements and notes thereto.

     The Company believes that funds from operations provides an indicator of its financial performance. Funds from operations is defined as net income (loss) excluding adjustments for unconsolidated partnerships and joint ventures as well as gains (losses) from debt restructuring and sales of depreciable property, plus depreciation of revenue producing real property. This definition of funds from operations is consistent with the National Association of Real Estate Investment Trusts (NAREIT) definition. Funds from operations is affected by the financial performance of the properties and the capital structure of the Company. Funds from operations does not represent cash flow from operations as defined by generally accepted accounting principles and is not necessarily indicative of cash available to fund all cash flow needs. Funds from operations should not be considered as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

Results of Operations

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999 Income before gain on disposition of property and minority interest for the year ended December 31, 2000 was $16,351,000, compared to $10,994,000 for the same period in 1999, an increase of $5,357,000. Funds from operations before minority interest increased by $2,448,000 or 6.9% to $38,160,000 for the year ended December 31, 2000 from $35,712,000 for the year ended December 31, 1999. Revenues were $122,042,000 for the year ended December 31, 2000 compared to $112,746,000 for 1999, an increase of $9,296,000, or 8.3%. On a same-property basis (i.e., those properties owned by the Company for all of 2000 and 1999) revenues increased by $5,451,000 or 5.3% over the same period in 1999 due to increases in rental rates and continued strong occupancy. Properties acquired during 1999 and 2000, net of the reduction in revenue from property sales, contributed $3,845,000 in revenue growth during the period. Occupancy was 94.7% for all properties for the year ended December 31, 2000 and 95.2% on a same-store basis, compared to 94.7% and 95.3%, respectively, for the year ended December 31, 1999. Included in net income are gains on dispositions of properties of $9,461,000 and $7,073,000 in the years ended December 31, 2000 and 1999, respectively.

     Total expenses, excluding depreciation, amortization and interest, were $51,484,000 for the year ended December 31, 2000 compared to $48,326,000 for 1999, an increase of $3,158,000, or 6.5%. Of this increase, $2,047,000 is due to the newly-acquired properties, net of the reduction in expense from property sales. Same-property operating expenses, excluding general and administrative expenses and depreciation, increased by $560,900, or 1.4%, over the year ended December 31, 1999 due to management's successful efforts to control costs. Depreciation for the year ended December 31, 2000 decreased by $2,858,000, or 11.4%, to $22,062,000 from $24,920,000 for the year ended December 31, 1999 due to reductions in depreciation as some assets became fully depreciated offset by acquisitions of new properties.

     Interest expense for the year ended December 31, 2000 increased by $3,566,000 to $31,578,000 from $28,012,000 for 1999 due to increases in the amount of borrowings that resulted from the financing of the capital improvements program and the new acquisitions as well as increasing interest rates during the period.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998 Income before minority interest for the year ended December 31, 1999 was $18,067,000, compared to $7,243,000 for the same period in 1998, an increase of $10,824,000. The gain on disposition of the Union Deposit property contributed $7,073,000 of this increase. Funds from operations before minority interest increased by $3,107,000, or 9.5%, to $35,712,000 for the year ended December 31, 1999 from
$32,605,000 for the year ended December 31, 1998. Revenues were $112,746,000 for the year ended December 31, 1999 compared to $98,793,000 for 1998, an increase of $13,953,000, or 14.1%. On a same-property basis (i.e., those properties owned by the Company for all of 1999 and 1998) revenues increased by $3,951,000, or 4.3%, over the same period in 1998 due to increases in rental rates as well as improvements in occupancy. Properties acquired during 1998 and 1999, net of the reduction in revenue from the sale of a property, contributed $10,002,000 in revenue growth during the period.

                          The Town and Country Trust

       Management's Discussion and Analysis of Financial Condition and
                             Results of Operations

Occupancy was 94.7% for all properties for the year ended December 31, 1999 and 95.3% on a same-store basis, compared to 94.1% and 94.2%, respectively, for the year ended December 31, 1998.

     Total expenses, excluding depreciation, amortization and interest, were $48,326,000 for the year ended December 31, 1999 compared to $43,083,000 for 1998, an increase of $5,243,000, or 12.2%. Of this increase, $4,208,000 is due to the newly-acquired properties net of the reduction in expense from the sale of a property. Same-property operating expenses, excluding general and administrative expenses and depreciation, increased by $936,900, or 2.5%, over the year ended December 31, 1998 due to management's successful efforts to control costs. Depreciation for the year ended December 31, 1999 decreased by $644,000, or 2.5%, to $24,920,000 from $25,564,000 for the year ended December
31, 1998 due to reductions in depreciation as some assets became fully depreciated offset by acquisitions of new properties.

     Interest expense for the year ended December 31, 1999 increased by $5,483,000 to $28,012,000 from $22,529,000 for 1998 due to increases in the amount of borrowings that resulted from the financing of the capital improvements program and the new acquisitions.

Liquidity and Capital Resources

Operating activities provided net cash for the year ended December 31, 2000 of $38,875,000, of which $30,959,000 was paid out in dividends and distributions.

     During 2000, the Company completed a program that began in 1997 that provided for approximately $30,000,000 in capital improvements to certain properties. The improvements included paving, roofs, vinyl siding and the expansion of the on-going program to make such revenue-enhancing improvements as the modernization of kitchens and bathrooms and the installation of washers, dryers and carpeting within certain apartment units. In 2000, the Company expanded the program to include additional communities. $10,900,000 in costs were incurred related to the expanded program through December 31, 2000. The Company has a collateralized financing facility which allows for draws to finance this capital improvement program.

     During 2000, the Company acquired one property, comprising 448 units, located in Palm Beach Gardens, Florida. The total contract price of this acquisition was $32,500,000. The acquisition was funded through borrowings on the revolving credit facility and the sale of a property.

     In September, 1997 the Company entered into an agreement that provides a $375,000,000 collateralized financing facility. In June, 2000 the total facility was increased to $382,152,000. The initial borrowing under the facility of $300,000,000 matures in 2008 and bears a fixed interest rate of 6.91%. The remaining $82,152,000 is available as a 10 1/2 year, variable rate revolving credit facility which can be converted to a fixed-rate term loan maturing in 2008 at the Company's option. These funds are available for property acquisitions and to expand the ongoing extensive capital improvement program for certain of the Company's existing properties. Total borrowings under the collateralized financing facility as of December 31, 2000 were $382,152,000.

     The Company's primary market risk exposure relates to changes in interest rates in its revolving credit facility and the variable rate portion of its line of credit. The Company had $103,402,000 and $83,250,000 in variable rate debt outstanding at December 31, 2000 and 1999, respectively. A hypothetical 100 basis point increase in interest rates in the year 2001 over the rates in effect at December 31, 2000 would result in an increase of interest expense and a corresponding decrease in net income of approximately $1,034,000. This estimate incorporates only those exposures that exist as of December 31, 2000 and it does not consider exposures which could arise after that date. The Company uses an interest rate protection agreement to reduce the potential impact of increases in interest rates related to $75,000,000 of the floating rate borrowings. The interest rate protection contract limits the maximum floating interest rate to approximately 10.5%.

     In April, 2000 the Company modified its $50,000,000 line of credit from a bank. Under the modified terms of the facility $10,000,000, which is due on demand, may be used for working capital purposes, and the balance is available for acquisitions. Borrowings under this facility bear interest at 120 basis points over LIBOR. Individual draws under the facility mature in eighteen months, and the initial term of the facility expires in September, 2001, at which time the Company expects to extend or refinance the debt. As of December 31, 2000, $16,250,000 was outstanding under this facility due to an acquisition at a rate of 8.02%, and $5,000,000 was outstanding under the working capital portion of the line at a rate of 7.85%.

                          The Town and Country Trust

       Management's Discussion and Analysis of Financial Condition and
                             Results of Operations

The following table sets forth certain information regarding the Company's outstanding indebtedness as of December 31, 2000 (in thousands):

                                                                         December 31, 2000
                                                    Amount     % of Debt     Interest Rate            Maturity
                                                  ------------------------------------------------------------
Fixed Rate Debt: Collateralized facility          $300,000         64.5%             6.91%         April, 2008
                 Conventional mortgages             61,360         13.2%             7.27%        July, 2003 -
                                                                                                November, 2009
                                                  ---------------------
                                                   361,360         77.7%
                                                  ---------------------
Floating Rate Debt: Revolving credit facility       82,152         17.7%             7.20%         April, 2008
                    Line of credit                  21,250          4.6%             7.98%     September, 2001
                                                  ---------------------
                                                   103,402         22.3%
                                                  ---------------------
Total mortgage debt                               $464,762        100.0%             7.06%
                                                  =====================

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

                          The Town and Country Trust
                            Selected Financial Data

(in thousands, except per share data)  YEAR ENDED DECEMBER 31,        2000        1999          1998        1997       1996
-----------------------------------------------------------------------------------------------------------------------------
Operating data

Revenue                                                           $   122,042   $  112,746   $  98,793   $   92,632  $  91,010
Operating expenses                                                     47,601       44,995      39,850       38,088     37,939
Depreciation                                                           22,062       24,920      25,564       24,311     24,282
General and administrative expenses                                     3,883        3,331       3,233        2,414      2,333
                                                                  ------------------------------------------------------------
Income from operations                                                 48,496       39,500      30,146       27,819     26,456
Interest expense                                                       31,578       28,012      22,529       18,601     17,750
Interest expense related to the amortization
   of deferred financing costs                                            567          494         374        1,559      2,166
                                                                  ------------------------------------------------------------
Income before gain on disposition of property,
   minority interest and extraordinary item                            16,351       10,994       7,243        7,659      6,540
Gain on disposition of property                                         9,461        7,073          --           --         --
                                                                  ------------------------------------------------------------
Income before minority interest and
   extraordinary item                                                  25,812       18,067       7,243        7,659      6,540
Income allocated to minority interest                                   3,521        2,475         993        1,048        895
                                                                  ------------------------------------------------------------
Income before extraordinary item                                       22,291       15,592       6,250        6,611      5,645
Extraordinary item - cost related to refinancing
   of debt (net of minority interest)                                      --           --          --       (2,512)        --
                                                                  ------------------------------------------------------------
Net income                                                        $    22,291   $   15,592   $   6,250   $    4,099  $   5,645
                                                                  ============================================================
Per common share - basic:
Income before extraordinary item                                  $      1.43   $     1.00   $     .40   $      .42  $     .36
Extraordinary item - basic                                                 --           --          --         (.16)        --
                                                                  ------------------------------------------------------------
Net income - basic                                                $      1.43   $     1.00   $     .40   $      .26  $     .36
                                                                  ============================================================
Per common share - diluted:
Income before extraordinary item                                  $      1.40   $      .99   $     .40   $      .42  $     .36
Extraordinary item - diluted                                               --           --          --         (.16)        --
                                                                  ------------------------------------------------------------
Net income - diluted                                              $      1.40   $      .99   $     .40   $      .26  $     .36
                                                                  ============================================================
Dividends declared per share                                      $      1.68   $     1.64   $    1.60   $     1.60  $    1.60
                                                                  ============================================================
Net cash provided by operating activities                         $    38,875   $   35,488   $  35,762   $   35,931  $  34,284
Funds from operations before minority interest                    $    38,160   $   35,712   $  32,605   $   31,771  $  30,547
Funds from operations applicable to the
   Trust's shareholders                                           $    32,932   $   30,819   $  28,135   $   27,424  $  26,366


(in thousands)                                                        2000        1999          1998        1997       1996
                                                                  -------------------------------------------------------------
Balance sheet data at year-end

Real estate assets, before accumulated
   depreciation                                                   $   756,864   $  729,746   $ 666,090   $  573,952  $ 564,443
Net real estate assets                                                483,439      465,566     417,679      351,006    365,754
Total assets                                                          498,692      480,849     432,384      366,251    383,396
Total mortgages payable                                               459,762      444,941     385,299      300,000    232,000
Total notes payable                                                     5,000           --          --           --     58,409
Shareholders' equity                                                   20,052       22,049      31,608       50,118     70,745
Minority interest                                                       2,803        3,424       4,994        7,948     11,243

Note: All funds from operations information has been presented under the NAREIT definition. Funds from operations is defined as net income (loss) excluding adjustments for unconsolidated partnerships and joint ventures as well as gains (losses) from debt restructuring and sales of property, plus depreciation of revenue producing real property.

                          The Town and Country Trust
                             Investor Information



Corporate Headquarters

The Town and Country Trust
100 South Charles Street
Baltimore, Maryland 21201
Telephone: 410.539.7600

General Counsel

Squire, Sanders & Dempsey L.L.P.
Cleveland, Ohio 44114

Transfer Agent

National City Bank
Cleveland, Ohio 44114
Telephone: 800.622.6757

Independent Auditors

Ernst & Young LLP
Baltimore, Maryland 21201

Stock Exchange Listing

New York Stock Exchange
Symbol: TCT

Website Address

www.tctrust.com


Common Stock Market Prices and Dividends

                                     Sales Price                            Cash
                          ----------------------
                                                                       Dividends
Quarter Ended               High             Low                        Declared
--------------------------------------------------------------------------------
March 31, 1999             $16 5/16          $14 13/16                      $.41
June 30, 1999              $19               $15                            $.41
September 30, 1999         $18 7/16          $16 13/16                      $.41
December 31, 1999          $18 15/16         $16 1/2                        $.41
March 31, 2000             $18 1/2           $16                            $.42
June 30, 2000              $18 1/4           $16                            $.42
September 30, 2000         $18 1/4           $16 1/2                        $.42
December 31, 2000          $19 3/4           $16 15/16                      $.42

On January 31, 2001, a cash dividend of $.43 per share was declared, payable March 9, 2001, to shareholders of record as of February 16, 2001.

At December 31, 2000, the approximate number of record holders of the Trust's shares was 583. This does not include beneficial owners for whom Cede & Co. or others act as nominee.

Annual Meeting

The annual meeting will be held at the Center Club, 100 Light Street, Baltimore, Maryland on May 3, 2001 at 11:00 a.m.

Form 10-K

The Trust will be pleased to provide, without charge, a copy of its 2000 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, to any shareholder upon written request to Harvey Schulweis, President, The Town and Country Trust, 100 South Charles Street, Baltimore, Maryland 21201.

[LOGO of the National Association of Real Estate Investment Trusts] [LOGO TCT Listed NYSE]

The Town and Country Trust

Board of Trustees and Officers




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

Dr. Milton A. Wolf
United States Ambassador, Retired;
Chairman, Milton A. Wolf Investors;
Chairman, Zehman Wolf Management

Officers
--------

Alfred Lerner
Chairman

Harvey Schulweis
President and Chief Executive Officer

Thomas L. Brodie
Senior Vice President
Chief Investment Officer

Gerald J. Haak
Senior Vice President
Property Operations

Alan W. Lasker
Senior Vice President
Finance

Richard M. Berkowitz
Vice President
Capital Improvements

David T. Boyce
Vice President
Regional Property Manager

Anthony P. Conrad
Vice President
Acquisitions

William J. Fishell
Vice President
Controller

Karen S. Mitchell
Vice President
Regional Property Manager

J. Andrew Pierson
Vice President
Information Technology

Dennis E. Smith
Vice President
Insurance



                              [INSIDE BACK COVER]

                              Town&Country [LOGO]

                          The Town and Country Trust
                           100 South Charles Street
                           Baltimore, Maryland 21201





                             [OUTSIDE BACK COVER]