Form 10-K, Exhibit 13
period 2002-12-31
TOWN & COUNTRY TRUST
filed 2003-03-28
CIK 906110

                                                                      EXHIBIT 13


ANNUAL REPORT 2002


A REAL ESTATE INVESTMENT TRUST



                                                                       [GRAPHIC]



THE TOWN AND COUNTRY TRUST

                                    [PHOTO]

                                 ALFRED LERNER
                                   1933-2002

Alfred E. Lerner, OUR CHAIRMAN OF THE BOARD AND CO-FOUNDER, DIED ON OCTOBER 23, 2002.

This company, his community, the country, the business and financial worlds, all who knew him, and many who did not, lost an extraordinary leader, benefactor, friend and inspirational force.

His life is a classic example of the self-made man and he left a personal legacy of uncompromising integrity, generosity, vision and simple humanity -- enriching the lives of all he met and challenging them to be their very best.

Al attended Columbia, working summers for tuition. After graduating, he married his high school sweetheart, Norma, and soon enlisted in the Marines for a two-year stint as a pilot, rising to the rank of captain. His Marine service solidified his guiding philosophy, "When you have to, you can do a lot more than you think you can."

He started in business as a furniture salesman, moving from New York to Baltimore and finally to Cleveland, where he settled -- later to become a community leader and a civic treasure. He began investing in real estate, then banking and financial services, and built a network of important friends in finance that became the groundwork for many of his future deals.

The genesis of The Town and Country Trust dates from 1979 when Al joined with Harvey Schulweis, then a partner of Lazard Freres & Co., to acquire 11,000 apartment units in Maryland and Pennsylvania and the associated management company. They assembled a group of talented executives and Al immediately set his standard for managing with respect, generosity, loyalty and compassion.

Several years later, as publicly-held real estate investment trusts came into their own, Lerner and Schulweis, in August 1993, took the company public as The Town and Country Trust. It was listed on the New York Stock Exchange with the ticker symbol TCT. As Al's business ventures proliferated, he turned over the Trust's direct management to Mr. Schulweis and his capable team, but continued to inspire them with his vision, philosophy and vigor.

During this period, he acquired a controlling stake in Equitable Bancorp, a Baltimore-based bank which later merged with MNC Financial, Inc., the parent of Maryland National Bank. He subsequently took the credit card division of the bank public as MBNA Corporation and became its Chairman, CEO and largest shareholder. MBNA is now the largest independent credit card lender in the world. When Al's special genius put him on the Forbes list of America's wealthiest individuals, his comment was,"The most tangible thing about being a billionaire is that you can give away an awful lot of money." And that's what he and his wife have done. The principal beneficiary has been the Cleveland Clinic, to which they pledged well over $100 million, among the largest gifts in the history of American philanthropy, to help create its Lerner Research Institute and Lerner College of Medicine of Case Western Reserve University. Among their other major donations was $25 million to his alma mater, Columbia, for Lerner Hall, a student activities center.

He also was able to buy a National Football League franchise and return the beloved Cleveland Browns to his hometown, adding to his stature as a local hero. With characteristic acumen, he insisted on leaving all football decisions to the staff. "It would scare me that they might pay attention to what I'd say," he commented. "That would be crazy."

He was a warmly devoted parent, despite the insistent demands of his business and public life, never missing an important family gathering or a sporting event in which his children participated.

Al Lerner bestowed a gift of vision and his personal example on all who knew him. We have the responsibility and the opportunity to carry this legacy forward.



                           In the words of Al Lerner:

   "Great success is based on who has the best judgment and cares the most about other people, not just because it's good business but because it's right. It is the person who has more trust from others, more respect and a moral standard worth paying a price for - never compromising on what is right, even if it means losing money, because you will probably make more in the long run."

                                                                      ----------

 "You can't really function without a gyroscope, a moral compass, something that says here are the things I stand for, here are the things that are going to guide us."

"I love helping people. It vindicates what I have been working for all these years. I have always wanted to leave a legacy in the field of medicine, where I can have some contribution in both furthering and developing new research, along with helping sick people get better treatment."

----------

"Relax. Don't take yourself too seriously and don't be self-important."

                        Highlights of Financial Results

Funds from Operations(1)
    1998            1999            2000            2001            2002
    ----            ----            ----            ----            ----
$32,605,000     $35,712,000     $38,160,000     $37,660,000(2)  $41,782,000

(baseline $30,000,000)


Dividends
    1998            1999            2000            2001            2002
    ----            ----            ----            ----            ----
   $1.60           $1.64           $1.68           $1.72           $1.72

(baseline $1.50)


Net Operating Income(3)
    1998            1999            2000            2001            2002
    ----            ----            ----            ----            ----
$58,463,000     $67,495,000     $74,239,000     $77,087,000     $77,348,000

(baseline $50,000,000)


Operating Revenues
    1998            1999            2000            2001            2002
    ----            ----            ----            ----            ----
$95,382,000    $109,478,000    $118,876,000    $126,932,000    $130,418,000

(baseline $80,000,000)

(1) Funds From Operations ("FFO") is computed as income (loss) before minority interest (computed in accordance with accounting principles generally accepted in the United States) excluding gains and losses from sales of operating properties, plus real estate depreciation. This computation of FFO is consistent with the current definition promulgated by the National Association of Real Estate Investment Trusts (NAREIT).

(2) Includes $3,338,000 for separation expense.

(3) Net operating income is defined as rental income less operating expenses.

                                                                            2002

Dear Shareholder:       On October 23rd we lost Al Lerner, our chairman and
                        co-founder. Al Lerner was a brilliant visionary and an inspirational leader, friend and mentor for so many of us. He embodied all of the best qualities of humankind.
                        Throughout his life he demonstrated attributes that became standards for conduct throughout our company. He will be missed and the entire Town and Country Trust family will cherish his memory.

The Trust's net income, operating revenues, net operating income and funds from operations for 2002 improved modestly over the prior year. The multifamily industry has been negatively impacted by the continued weakness in the economy and historically low interest rates on mortgages that encourage home ownership. We believe that the Trust's performance has been affected by these circumstances as well as the continued increase in supply of new rental housing in certain markets. Notwithstanding these factors, an investor's total rate of return from owning TCT shares during 2002 would have been among the highest in the multifamily REIT universe. We believe that our performance was, in part, attributable to the stability of the greater Baltimore market in which the Trust has approximately 45% of its portfolio. The Trust's ability to sustain this level of performance is, of course, dependent on what is currently an uncertain outlook for the economy and the impact of world events on our markets. We continue to be interested in exploring opportunities to expand our portfolio in our core markets.

Net income for the year was $17.3 million, or $1.07 per share, versus $15.0 million or $0.93 per share for 2001. Funds from operations were $41.8 million, or $2.24 per share for the current year, compared to $37.7 million, or $2.03 per share, for 2001. Both net income and funds from operations for 2001 include a charge for separation expense of $3.3 million, or $.18 per share. Operating revenues increased by $3,486,000, or 2.7%. Net operating income increased by $261,000, or 0.3%. All of these results can be considered to be "same store" since there was no acquisition or disposition activity during 2002.

[PHOTO]

During 2002 we focused our attention on several of the matters we referred to in last year's report to shareholders, i.e., continued investment in upgrading our portfolio, integrating a new management team and completing our revisions to our information technology system. During the year we completed significant upgrades to properties in the Baltimore market resulting in increased rental rates and improved property values. We continue to fund these activities with additional borrowings under our financing arrangement with Fannie Mae. Our senior management team has had the opportunity to work together for a full year and has provided the guidance and leadership necessary to successfully move the company forward in pursuit of established goals. Additionally, we have made significant progress in implementing sophisticated, technology-based accounting and property information systems.

At a special meeting of the Board of Trustees, Nancy F. Beck was appointed a Trustee, effective December 20, 2002. Mrs. Beck, the daughter of Alfred Lerner, will fill the Board seat formerly occupied by the late Mr. Lerner, our former Chairman. Mrs. Beck is a lawyer and a former prosecuting attorney for the City of Cleveland. She serves as a member of the Board of Trustees of the MBNA Foundation as well as serving on the MBNA Cleveland Grants Committee. Nancy also serves on the Board of Trustees of the Cleveland Clinic Foundation.

The Trust's management and Board are reviewing the provisions of the recently-enacted Sarbanes-Oxley Act and related proposals by the New York Stock Exchange and the Securities and Exchange Commission. Prior to the expiration of the applicable transition periods and the final adoption of rules and regulations by the appropriate governing bodies, the Trust intends to adopt governance procedures that will be in compliance with all applicable requirements.

We once again thank our management and staff for their excellent performance and their ongoing commitment to be guided by the principles established by Al Lerner and to honor his memory by working to continue the success of the Trust.




/s/ HARVEY SCHULWEIS


HARVEY SCHULWEIS
Chairman
President and Chief Executive Officer

[GRAPHIC]

PORTFOLIO BY MARKET

                                                Number of
Name                        Location           Apartments
---------------------------------------------------------
BALTIMORE

    Bowleys Quarters        Baltimore                 462
    Charlesmont             Dundalk                   565
    Foxhaven                Baltimore                 460
    Gardenwood              Baltimore                 492
    Greensview/West         Ellicott City           1,350
    Hallfield               Perry Hall                 75
    Harford                 Carney                    336
    Hollows                 Glen Burnie               336
    Ridgeview               Rossville                 257
    Rolling Road            Baltimore                 384
    Rossville               Rossville                 692
    Steeplechase            Cockeysville              540
    Woodhill                Glen Burnie               334
    Woodmoor                Baltimore                 424
    Versailles              Towson                    210
---------------------------------------------------------
WASHINGTON DC

  NORTHERN VIRGINIA

    Barton's Crossing       Alexandria                532
    Carlyle Station         Manassas                  408
    McNair Farms            Herndon                   283
    The Glen                Leesburg                  134
    University Heights      Ashburn                   466

  MARYLAND SUBURBS

    Fox Run                 Germantown                218
    Tall Oaks               Laurel                    352
    Watkins Station         Gaithersburg              210
    Willow Lake             Laurel                    456
---------------------------------------------------------
DELAWARE

    Christina Mill          Newark                    228
    Stonegate               Elkton                    260
---------------------------------------------------------
PENNSYLVANIA

    Emmaus                  Emmaus                    329
    Hanover                 Hanover                   215
    Hidden Village          Allentown                 264
    Lancaster East          Lancaster                 272
    Lancaster West          Lancaster                 413
    Rolling Hills           York                      184
    York                    York                      396
---------------------------------------------------------
CHARLOTTE

    Forest Ridge            Charlotte                 330
    The Fairington          Charlotte                 250
---------------------------------------------------------
FLORIDA

  ORLANDO

    Kirkman                 Orlando                   370
    Twelve Oaks             Orlando                   284
    Windermere Lakes        Orlando                   276

  SARASOTA/BRADENTON

    Heron's Run             Sarasota                  274
    McIntosh                Sarasota                  212
    Perico                  Bradenton                 256

  PALM BEACH

    Gardens East            Palm Beach                448
                            Gardens
                                                 ----------
  TOTAL UNITS                                      15,237

                                      2002

                                Financial Report



                                    [PHOTO]

Selected Financial Data




(in thousands, except per share data)   YEAR ENDED DECEMBER 31,             2002        2001        2000        1999        1998
--------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA

Revenue                                                                $ 130,418   $ 126,932   $ 118,876   $ 109,478   $  95,382
Operating expenses                                                        53,070      49,845      44,637      41,983      36,919
Depreciation and amortization                                             21,839      20,850      22,062      24,920      25,564
General and administrative expenses                                        5,262       4,820       3,883       3,331       3,233
Separation expense                                                            --       3,338          --          --          --
                                                                       ---------------------------------------------------------
Income from operations                                                    50,247      48,079      48,294      39,244      29,666
Interest expense                                                          29,618      30,778      31,943      28,250      22,423
                                                                       ---------------------------------------------------------
Income before gain on sales of operating
  properties and minority interest                                        20,629      17,301      16,351      10,994       7,243
Gain on sales of operating properties                                         --          --       9,461       7,073          --
                                                                       ---------------------------------------------------------
Income before minority interest                                           20,629      17,301      25,812      18,067       7,243
Income allocated to minority interest                                      3,337       2,345       3,521       2,475         993
                                                                       ---------------------------------------------------------
Net income(1)                                                          $  17,292   $  14,956   $  22,291   $  15,592   $   6,250
                                                                       =========================================================
Earnings per share:
  Basic                                                                $    1.08   $     .95   $    1.43   $    1.00   $     .40
                                                                       =========================================================
  Diluted                                                              $    1.07   $     .93   $    1.40   $     .99   $     .40
                                                                       =========================================================
Dividends declared per share                                           $    1.72   $    1.72   $    1.68   $    1.64   $    1.60
                                                                       =========================================================
Net cash provided by operating activities                              $  42,875   $  42,221   $  38,875   $  35,488   $  35,762
Net cash used in investing activities                                    (25,615)    (21,335)    (30,474)    (65,734)    (92,228)
Net cash (used in) provided by
  financing activities                                                   (16,311)    (20,456)     (9,419)     28,742      55,991
Funds from operations(1,2)                                                41,782      37,660      38,160      35,712      32,605

(in thousands)                                                              2002        2001        2000        1999        1998
--------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA AT YEAR-END

Real estate assets, at cost                                            $ 803,465   $ 778,068   $ 756,864   $ 729,746   $ 666,090
Net real estate assets                                                   487,700     483,924     483,439     465,566     417,679
Total assets                                                             504,346     499,370     498,692     480,849     432,384
Notes payable - secured                                                  492,016     459,403     459,762     444,941     385,299
Notes payable - unsecured                                                     --      16,000       5,000          --          --
Minority interest                                                             --         905       2,803       3,424       4,994
Shareholders' (deficit) equity                                            (1,610)      9,492      20,052      22,049      31,608


(1) Net income and funds from operations for the year ended December 31, 2001 include a charge of $3,338,000 ($.18 per share) related to the departure of two senior executives and one other officer.

(2) Funds from operations ("FFO") is computed as income (loss) before minority interest (computed in accordance with accounting principles generally accepted in the United States) excluding gains and losses from sales of operating properties, plus real estate depreciation. This computation of FFO is consistent with the current definition promulgated by the National Association of Real Estate Investment Trusts (NAREIT).

                                                   THE TOWN AND COUNTRY TRUST 10


Management's Discussion and Analysis of Financial Condition and Results of Operations



FORWARD-LOOKING STATEMENTS The matters discussed in this Annual Report to Shareholders include certain "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends that such forward-looking statements be subject to the safe harbors created by such Acts. Words and phrases such as "looking ahead," "we are confident," "should be," "will be," "predicted," "believe," "expect," "anticipate" and similar expressions identify forward-looking statements. These forward-looking statements reflect the Company's current views regarding future events and financial performance but are subject to many known and unknown risks, uncertainties and other factors relating to the Company's operations and business environment which may cause the actual results of the Company to differ materially from any future results expressed or implied by such forward-looking statements. Such factors include, but are not limited to, interest rate fluctuations; competition for tenants and acquisitions from others, many of whom may have greater financial resources than the Company; changes in rental rates which may be charged by the Company in response to market rental rate changes or otherwise; changes in federal income tax laws and regulations; any changes in the Company's capacity to acquire additional apartment properties and any changes in the Company's financial condition or operating results due to the acquisition of additional apartment properties; unanticipated increases in rental expenses due to factors such as casualties to the Company's apartment properties or adverse weather conditions in the geographic locations of the Company's apartment properties; and local economic and business conditions, including, without limitation, conditions which may affect public securities markets generally, the real estate investment trust industry or the markets in which the Company's apartment properties are located. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, there can be no assurance that such statements will prove to be accurate. In view of the significant uncertainties associated with such forward-looking statements, the inclusion of this information should not be construed as a representation by the Company that the results or conditions described in such statements will be achieved. The Company undertakes no obligation to update publicly or revise any forward-looking statements whether as a result of new information, future events or otherwise.

OVERVIEW

The Town and Country Trust, organized in 1993, is a real estate investment trust ("REIT") focused on the ownership and operation of middle income multifamily apartment communities in selected markets in the Mid-Atlantic and Southeast regions of the U. S. Prior to 1998, the Company's portfolio consisted of multifamily investments in Maryland, Virginia, Pennsylvania and Delaware. The Company expanded geographically in 1998 when it made its initial investments in Florida and North Carolina. Additional communities were acquired in Florida in 1999 and 2000. The Company seeks to acquire additional apartments in certain of its existing markets, particularly in the Greater Washington, D.C. and Baltimore metropolitan areas, and in Florida. The Company is also interested in pursuing multifamily investment opportunities in other "high barrier to entry" markets within its operating region. At December 31, 2002, the Company owned 42 apartment communities with 15,237 apartment homes.

CRITICAL ACCOUNTING POLICIES

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

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

                                                   THE TOWN AND COUNTRY TRUST 11


Management's Discussion and Analysis of Financial Condition and Results of Operations



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

HEDGE ACCOUNTING The Company carries all derivative financial instruments as assets or liabilities on its balance sheets at fair value. Changes in fair value of these instruments, which qualify as cash flow hedges, are recorded as a component of other comprehensive income (loss). Any ineffective portion of the change in value is recorded to current period earnings.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001 Net income for 2002 was $17,292,000, or $1.07 per diluted share, an increase of $2,336,000 from $14,956,000, or $.93 per diluted share, for the year ended December 31, 2001. Net income for 2001 includes a charge of $3,338,000 ($.18 per share) related to the departure of two senior executives and one other officer.

The Company has had no acquisition or disposition activity since the beginning of 2001 and, therefore, results for the Company's entire portfolio of 15,237 apartments represent results on a "same store" basis. Rental income in 2002 grew by $3,486,000, or 2.7%, reflecting average rental rate increases (after concessions) of 3.5% and a 0.8% (80 basis point) decline in physical occupancy to 93.4%. Occupancy declined in several of the Company's markets reflecting reduced demand for rental apartments in a weaker economic climate and increased competition from home ownership alternatives resulting from the low mortgage interest rate environment. Baltimore and Pennsylvania, the Company's two largest markets with 6,917 and 2,073 apartments, respectively, (approximately 59% of the portfolio), experienced occupancy of 93.7% and 94.4% in 2002 which were down 140 and 90 basis points, respectively, in comparison to 2001 when occupancy averaged 95.1% and 95.3%, respectively.

    Total operating expenses increased 6.5%, or $3,225,000, to $53,070,000 from $49,845,000 in 2001. Operating expenses for the period were affected by an increase in real estate taxes and insurance of $1,002,000, or 8.4%, to $12,940,000 from $11,938,000 due to the approximate $780,000 increase in insurance premiums as well as increased deductibles related to the Company's July 1, 2002 insurance program renewal. Repairs and maintenance increased $1,435,000, or 9.6%, to $16,328,000 from $14,893,000 as the Company experienced increases in maintenance payroll and related benefit expense and increased apartment turnover costs. Weaker markets in 2002 caused a $470,000, or 11.0%, increase in marketing and advertising expense to $4,739,000 from $4,269,000. Other expense increased $813,000, or 7.5%, to $11,722,000 from $10,909,000 as the Company continues to experience increased personnel and related benefit costs associated with the development of its human resources and technology infrastructure started in 2001. Utility costs in 2002 decreased $495,000, or 6.3%, due to reduced energy costs, primarily natural gas, associated with mild weather and decreased consumption.

    The combination of the 2.7% increase in rental income and the 6.5% increase in operating expenses resulted in an increase in net operating income (i.e., rental income less operating expenses) of 0.3% to $77,348,000 from $77,087,000 in 2001.

    Real estate depreciation for the year ended December 31, 2002 increased by $794,000, or 3.9%, compared to 2001, primarily as a result of an increase in depreciable real estate assets in 2002.

    For 2002, interest expense decreased $1,160,000, or 3.8%, to $29,618,000 from $30,778,000 last year as the Company benefited from a 2.9% weighted average interest rate attributable to its floating rate debt compared to 5.5% during 2001, despite an increase of $14.3 million in average borrowings.

                                                   THE TOWN AND COUNTRY TRUST 12


Management's Discussion and Analysis of Financial Condition and Results of Operations



General and administrative expense increased $442,000, or 9.2% over 2001, attributable, in part, to the full year's impact of the Trust's 2001 changes in its senior management team.

    During 2002, the amount reported under the caption "Minority interest" in the accompanying Balance Sheet was reduced to zero. Accounting principles generally accepted in the United States require that, for financial reporting purposes, an additional allocation of income be made to the minority interest account in an amount necessary to keep such balance from falling below zero.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000 Net income for 2001 decreased by $7,335,000 to $14,956,000, or $.93 per diluted share, from $22,291,000, or $1.40 per diluted share, for the year ended December 31, 2000. The decrease in net income was primarily attributable to two factors. First, the Company recorded a $9,461,000 ($.51 per share) gain on sales of operating properties in 2000. In 2001, no investment properties were sold; therefore, no gains were recorded. Second, the Company recorded a non-recurring $3,338,000 ($.18 per share) charge in 2001 for separation expense relating to the departure of two senior executives and one other officer. Income before gain on sales of investment property, excluding the non-recurring charge, increased by $4,288,000 over 2000. The increase can be attributed to the following: (i) a $1,165,000 decrease in interest expense as the Company benefited from a 5.5% weighted average interest rate attributable to its floating rate debt compared to 7.1% in 2000 despite an increase of $13.6 million in average borrowing; (ii) a $1,450,000 decrease in real estate depreciation as a result of certain assets having become fully depreciated during 2000 and 2001; (iii) a $2,848,000 increase in net operating income (i.e., rental income less operating expenses).

    Forty-one of the Company's forty-two apartment communities (14,789 apartments or 97% of the total 15,237 apartments held in the portfolio) were classified as "same store" in 2001, as they were owned and operated throughout both 2000 and 2001. Operating results for these same store communities are set forth in the table below.

                                                                            YEAR ENDED DECEMBER 31,
                                                                       ---------------------------------
(in thousands)                                                           2001        2000       Change
--------------------------------------------------------------------------------------------------------
PROPERTY OPERATING INCOME
Rental revenue                                                         $ 122,521   $ 114,883   $   7,638
Operating expenses                                                        47,580      42,719       4,861
                                                                       ---------------------------------
Net operating income                                                   $  74,941   $  72,164   $   2,777
                                                                       =================================

These same store communities experienced 7.2% average rental rate increase (after concessions) in 2001 while physical occupancy averaged 94.2% for the year, a 40 basis point decline from 94.6% reported for the full year 2000. Same store operating expenses for 2001 increased by $4,861,000 or 11.4%. One community was acquired and one was sold in 2000, resulting in an additional $2,146,000 of net operating income in 2001.

FUNDS FROM OPERATIONS

The Company believes that Funds from Operations ("FFO") is a widely used and appropriate supplemental measure of the operating performance of an equity REIT. FFO is defined as income (loss) before minority interest (computed in accordance with accounting principles generally accepted in the United States), excluding gains and losses from sales of operating properties, plus real estate depreciation. This definition of FFO is consistent with the current definition promulgated by the National Association of Real Estate Investment Trusts (NAREIT). The Company acknowledges that not all companies and analysts calculate FFO in the same fashion and therefore, the Company's definition of FFO may not be comparable to similarly titled

                                                   THE TOWN AND COUNTRY TRUST 13


Management's Discussion and Analysis of Financial Condition and Results of Operations



measures reported by other companies. FFO is affected by the operating performance of the properties and the capital structure of the Company. FFO does not represent cash flow from operating activities as defined by generally accepted accounting principles and is not necessarily indicative of cash available to fund all cash needs. FFO should not be considered as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

    A reconciliation between income before minority interest and FFO is as follows:

                                                                            YEAR ENDED DECEMBER 31,
                                                                       ---------------------------------
(in thousands)                                                              2002        2001        2000
--------------------------------------------------------------------------------------------------------
Income before gain on sales of operating
  properties and minority interest                                     $  20,629   $  17,301   $  16,351
Real estate depreciation                                                  21,153      20,359      21,809
                                                                       ---------------------------------
Funds from operations(1)                                               $  41,782   $  37,660   $  38,160
                                                                       =================================
OTHER DATA:
Net cash provided by operating activities                              $  42,875   $  42,221   $  38,875
Net cash used in investing activities                                    (25,615)    (21,335)    (30,474)
Net cash used in financing activities                                    (16,311)    (20,456)     (9,419)

(1) Funds from operations for 2001 includes a $3,338,000 charge for separation expense relating to the departure of two senior executives and one other officer.


LIQUIDITY AND CAPITAL RESOURCES

Operating activities provided unrestricted cash for 2002 of $42,875,000 of which $32,183,000 was paid out in dividends and distributions.

    During 2002, the Company made capital improvements to certain properties. Capital improvements are expenditures that increase the value and extend the useful life of an asset. Expenditures for ordinary repairs and maintenance are expensed as incurred. A total of $25,713,000 ($1,687 per apartment home) of capital improvements was expended during 2002. Of this amount, $8,873,000 ($582 per apartment home) was considered to be of a normal, recurring nature. These capital expenditures generally relate to items having economic lives of 15 years or less and include the replacement of appliances, carpeting and tile plus other recurring capital expenditures such as landscaping, parking lot sealing and striping, HVAC equipment and various interior and exterior building improvements. The remaining $16,840,000 ($1,105 per apartment home) of capital improvements was considered to be non-recurring or revenue-enhancing in nature and generally relates either to (i) items having economic lives of more than 15 years or (ii) renovation projects such as the modernization of kitchen and bathrooms, new building entrances and windows, new business and fitness centers, and the addition of new appliances such as washers and dryers. The Company finances its capital improvements through a revolving credit facility and working capital.

    In 1997, the Company entered into an agreement that provides a $375 million collateralized financing facility. In June 2000, the facility was increased to $382.2 million and, in April 2002, the facility was increased to $439 million. The additional amounts are expected to be used to fund the Company's continuing program of apartment renovations and improvements, to make additional apartment acquisitions and for working capital purposes. Total outstanding borrowings under the facility as of December 31, 2002 were $415.2 million. Of this amount, $300 million matures in 2008 and bears interest at 6.91%, fixed. The remaining $115.2 million is outstanding at a variable rate maturing in 2008 and can be converted to a fixed-rate term loan at the Company's option. As more fully discussed below, $40 million of this variable rate debt has been "swapped" to a fixed rate through March 2007.

    The Company has a $50 million bank line of credit. Advances under the line bear interest at 120 basis points over LIBOR and are due on demand. Up to $10 million of the line may be used for working capital purposes and $40 million may be used to fund acquisitions. In October 2002, the Company renewed this line of credit through October 2003 and at the Company's option the line may be extended through October 2004. As of December 31, 2002, $16,250,000 was outstanding under the line.

                                                   THE TOWN AND COUNTRY TRUST 14


Management's Discussion and Analysis of Financial Condition and Results of Operations



The following table sets forth certain information regarding the Company's outstanding indebtedness as of December 31, 2002:

(dollar amounts in thousands)                                             Amount   % of Debt   Interest Rate(2)      Maturity
--------------------------------------------------------------------------------------------------------------------------------
Fixed Rate Debt:
Secured facility(1)                                                    $ 340,000       69.1%              6.63%          2008
Conventional mortgages                                                    60,614       12.3%              7.27%     2003-2009
                                                                       ------------------------------------------
  Total fixed                                                            400,614       81.4%              6.73%
                                                                       ------------------------------------------
Floating Rate Debt:
Revolving credit facility(1)                                              75,152       15.3%              2.69%          2008
Line of credit                                                            16,250        3.3%              3.04%     on demand
                                                                       ------------------------------------------
  Total floating                                                          91,402       18.6%              2.75%
                                                                       ------------------------------------------
Total debt                                                             $ 492,016      100.0%              5.99%
                                                                       ==========================================

(1) The information shown for this debt gives effect to two interest rate swap agreements in the aggregate notional amount of $40 million, which have the effect of fixing the interest rate on this $40 million of debt at approximately 4.57% from January 2003 to April 2007. At December 31, 2002, the rate on this debt was 3.16%.

(2) Weighted average

The Company's primary market risk exposure relates to changes in interest rates associated with the variable rate portion of its secured credit facility and its bank line of credit. The Company had $131,402,000 and $114,402,000 in variable rate debt outstanding at December 31, 2002 and 2001. A hypothetical 100 basis point increase in interest rates in the year 2003 over the rates in effect during 2002 would result in an increase of interest expense and a corresponding decrease in income before minority interest of approximately $674,000. This estimate incorporates only those exposures that exist as of December 31, 2002 and does not consider exposures that could arise after that date. This estimate takes into consideration that the interest rate related to the $115.2 million revolving credit facility has different tranches with various rollover dates throughout 2003 that effectively fixed the interest rate through the rollover dates.

    The Company uses interest rate protection agreements to reduce the potential impact of increases in interest rates as required by the loan agreement covering its secured credit facility. On April 26, 2002, the Company replaced an existing $75 million interest rate protection agreement with a new $139 million interest rate protection agreement capping the Company's exposure to LIBOR at 9.35% through March 2007. Subsequently, the Company executed two $20 million floating to fixed interest rate swaps to effectively fix the interest rate on $40 million of floating rate debt under the secured facility at a blended rate of approximately 4.57%. The Company simultaneously sold two $20 million interest rate caps, capping the Company's exposure to LIBOR at 9.35%. These interest rate protection agreements hedge interest payments consistent with the Company's risk management objective and strategy to reduce exposure to variability in cash flows attributable to increases in LIBOR.

    In July 2002, the Company adopted a Dividend Reinvestment and Share Purchase Plan (the "Plan") pursuant to which shareholders may purchase additional shares of beneficial interest through reinvestment of dividends or by optional cash investment. Shares may be acquired by the Plan either from the Company issuing new shares or by the Plan administrator acquiring shares in the open market. The Company has registered 750,000 common shares of beneficial interest for potential issuance under the Plan. During 2002, the Plan acquired a total of 3,951 shares, including 1,865 newly issued shares purchased directly from the Company at an average per share price of $21.93.

    Management believes that the Company has and will have access to the capital resources necessary to adequately fund its business. The Company expects that adequate cash will be available to fund its operating and administrative expenses, normal capital expenditures, debt service obligations and payments of dividends in the foreseeable future.

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

                                                   THE TOWN AND COUNTRY TRUST 15


CONSOLIDATED BALANCE SHEETS



(in thousands, except share data)                      DECEMBER 31,         2002        2001
-----------------------------------------------------------------------------------------------
ASSETS

Real estate (Note 3):
  Land                                                                 $ 102,787   $ 102,787
  Buildings and improvements                                             692,190     667,474
  Other                                                                    8,488       7,807
                                                                    ---------------------------
                                                                         803,465     778,068
Less accumulated depreciation                                           (315,765)   (294,144)
                                                                    ---------------------------
                                                                         487,700     483,924
Cash and cash equivalents                                                  2,641       1,692
Restricted cash (Note 2)                                                   2,660       2,460
Deferred financing costs                                                   4,304       3,333
Other assets                                                               7,041       7,961
                                                                    ---------------------------
  Total assets                                                         $ 504,346   $ 499,370
                                                                    ===========================

LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY

Notes payable - secured (Note 4)                                       $ 492,016   $ 459,403
Notes payable - unsecured (Note 4)                                            --      16,000
Accrued interest                                                           2,169       2,158
Accounts payable and other liabilities                                     8,389       8,187
Security deposits                                                          3,382       3,225
Minority interest                                                             --         905
                                                                    ---------------------------
  Total liabilities                                                      505,956     489,878
Shareholders' (deficit) equity (Notes 1 and 7):
  Common shares of beneficial interest ($.01 par value),
    500,000,000 shares authorized, 16,259,065 and 16,088,330
    issued and outstanding at December 31, 2002 and 2001                     163         161
  Additional paid-in capital                                             326,789     324,193
  Distributions in excess of accumulated earnings                       (323,541)   (312,892)
  Deferred compensation - restricted stock                                (2,997)     (1,970)
  Other comprehensive loss                                                (2,024)         --
                                                                    ---------------------------
    Total shareholders' (deficit) equity                                  (1,610)      9,492
                                                                    ---------------------------
  Total liabilities and shareholders' (deficit) equity                 $ 504,346   $ 499,370
                                                                    ===========================

See accompanying notes.

                                                   THE TOWN AND COUNTRY TRUST 16


CONSOLIDATED STATEMENTS OF OPERATIONS



(in thousands, except per share data)       YEAR ENDED DECEMBER 31,         2002        2001        2000
-----------------------------------------------------------------------------------------------------------
REVENUES:

Rental income                                                          $ 130,418   $ 126,932   $ 118,876


EXPENSES:

Operating expenses:
  Real estate taxes and insurance                                         12,940      11,938      10,717
  Utilities                                                                7,341       7,836       7,546
  Repairs and maintenance                                                 16,328      14,893      13,437
  Marketing and advertising                                                4,739       4,269       3,513
  Other                                                                   11,722      10,909       9,424
                                                                    ---------------------------------------
  Total operating expenses                                                53,070      49,845      44,637
Real estate depreciation                                                  21,153      20,359      21,809
Interest expense                                                          29,618      30,778      31,943
General and administrative                                                 5,262       4,820       3,883
Other depreciation and amortization                                          686         491         253
Separation expense (Note 6)                                                   --       3,338          --
                                                                    ---------------------------------------
                                                                         109,789     109,631     102,525
Income before gain on sales of operating properties
  and minority interest                                                   20,629      17,301      16,351
Gain on sales of operating properties (Note 3)                                --          --       9,461
                                                                    ---------------------------------------
Income before minority interest                                           20,629      17,301      25,812
Income allocated to minority interest                                      2,761       2,345       3,521
Minority interest distribution in excess of earnings (Note 10)               576          --          --
                                                                    ---------------------------------------
Net income                                                             $  17,292   $  14,956   $  22,291
                                                                    =======================================
Earnings per share (Note 1):
  Basic                                                                $    1.08   $     .95   $    1.43
                                                                    =======================================
  Diluted                                                              $    1.07   $     .93   $    1.40
                                                                    =======================================
Weighted average common shares outstanding - basic                        15,961      15,727      15,622
Dilutive effect of outstanding options and restricted shares                 253         370         301
                                                                    ---------------------------------------
Weighted average common shares outstanding - diluted                      16,214      16,097      15,923
                                                                    =======================================
Dividends declared and paid per share outstanding                      $    1.72   $    1.72   $    1.68
                                                                    =======================================

See accompanying notes.

                                                   THE TOWN AND COUNTRY TRUST 17


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY



                                                   Common Shares              Distributions
                                          of Beneficial Interest  Additional   in Excess of                        Other
                                        ------------------------     Paid-In    Accumulated      Deferred  Comprehensive
(in thousands, except per share data)     Shares          Amount     Capital       Earnings  Compensation           Loss      Total
------------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2000                15,790            $158    $319,451      $(295,668)      $(1,892)       $    --   $ 22,049
Comprehensive income:
  Net income                                  --              --          --         22,291            --             --     22,291
                                        --------------------------------------------------------------------------------------------
Comprehensive income                          --              --          --         22,291            --             --     22,291
Dividends declared ($1.68 per share)          --              --          --        (26,817)           --             --    (26,817)
Amortization of deferred
  compensation                                --              --          --             --           643             --        643
Share options exercised                      128               1       1,885             --            --             --      1,886
Issuance of restricted share awards
  (Note 7)                                    91               1       1,626             --        (1,627)            --         --
                                        --------------------------------------------------------------------------------------------
Balance at December 31, 2000              16,009             160     322,962       (300,194)       (2,876)            --     20,052
Comprehensive income:
  Net income                                  --              --          --         14,956            --             --     14,956
                                        --------------------------------------------------------------------------------------------
Comprehensive income                          --              --          --         14,956            --             --     14,956
Dividends declared ($1.72 per share)          --              --          --        (27,654)           --             --    (27,654)
Amortization of deferred
  compensation                                --              --          --             --         1,284             --      1,284
Share options exercised                       59               1         853             --            --             --        854
Issuance of restricted share awards           20              --         378             --          (378)            --         --
                                        --------------------------------------------------------------------------------------------
Balance at December 31, 2001              16,088             161     324,193       (312,892)       (1,970)            --      9,492
Comprehensive income:
  Net income                                  --              --          --         17,292            --             --     17,292
  Unrealized loss on derivative
    financial instruments (Note 12)           --              --          --             --            --         (2,024)    (2,024)
                                        --------------------------------------------------------------------------------------------
Comprehensive Income                          --              --          --         17,292            --         (2,024)    15,268
Dividends declared ($1.72 per share)          --              --          --        (27,941)           --             --    (27,941)
Amortization of deferred
  compensation                                --              --          --             --           597             --        597
Share options exercised, net of
  22 shares surrendered                      138               1       1,878             --            --             --      1,879
Issuance of restricted share awards,
  net of 45 shares surrendered                31               1         677             --        (1,624)            --       (946)
Issuance of common shares through
  Dividend Reinvestment and
  Share Purchase Plan (Note 9)                 2              --          41             --            --             --         41
                                        --------------------------------------------------------------------------------------------
Balance at December 31, 2002              16,259            $163    $326,789      $(323,541)      $(2,997)       $(2,024)  $ (1,610)
                                        ============================================================================================

See accompanying notes.

                                                   THE TOWN AND COUNTRY TRUST 18


CONSOLIDATED STATEMENTS OF CASH FLOWS



(in thousands)                              YEAR ENDED DECEMBER 31,         2002        2001        2000
-----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES

Net income                                                             $  17,292   $  14,956   $  22,291
Adjustments to reconcile net income to net cash provided
  by operating activities:
    Depreciation and amortization                                         22,583      21,430      22,629
    Income allocated to minority interest                                  3,337       2,345       3,521
    Amortization of deferred compensation                                    597       1,284         643
    Gain on sales of operating properties                                     --          --      (9,461)
    Changes in operating assets and liabilities:
      Increase in restricted cash                                           (200)       (250)       (405)
      Decrease (increase) in other assets                                    920         (39)       (983)
      (Decrease) increase in accounts payable, other
        liabilities, accrued interest and security deposits               (1,654)      2,495         640
                                                                    ---------------------------------------
Net cash provided by operating activities                                 42,875      42,221      38,875


INVESTING ACTIVITIES

Acquisitions of real estate                                                   --          --     (33,156)
Capital expenditures, net                                                (25,615)    (21,335)    (16,951)
Net proceeds from disposition of property                                     --          --      19,633
                                                                    ---------------------------------------
Net cash used in investing activities                                    (25,615)    (21,335)    (30,474)


FINANCING ACTIVITIES

Net borrowings (payments) on notes payable - secured                      32,613        (359)     14,821
Net (payments) borrowings on notes payable - unsecured                   (16,000)     11,000       5,000
Proceeds from exercise of share options                                      974         854       1,886
Payment of financing costs                                                (1,715)        (54)       (165)
Dividends paid to shareholders                                           (27,941)    (27,654)    (26,817)
Distributions to minority interest holders                                (4,242)     (4,243)     (4,144)
                                                                    ---------------------------------------
Net cash used in financing activities                                   (16,311)     (20,456)     (9,419)
                                                                    ---------------------------------------
Increase (decrease) in cash and cash equivalents                             949         430      (1,018)
Cash and cash equivalents at beginning of period                           1,692       1,262       2,280
                                                                    ---------------------------------------
Cash and cash equivalents at end of period                             $   2,641   $   1,692   $   1,262
                                                                    =======================================
Cash interest paid                                                     $  28,840   $  30,448   $  31,852
                                                                    =======================================

See accompanying notes.

                                                   THE TOWN AND COUNTRY TRUST 19


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



[NOTE 01] ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION The Town and Country Trust (the "Trust"), a Maryland business trust, is a self-administered and self-managed real estate investment trust ("REIT") organized in 1993 to own and operate a portfolio of multifamily residential properties.

    The Trust, through its Operating Partnership, The TC Operating Limited Partnership (collectively, the "Company"), operates in one business segment with activity related to the ownership and operation of 15,237 apartment homes in 42 apartment communities in select markets in the Mid-Atlantic and Southeast at December 31, 2002.

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

    If there is an event or change in circumstance that indicates an impairment in the value of an apartment community has occurred, the Company's policy is to assess any impairment in value by comparing the current and estimated future undiscounted operating cash flows of the community over its remaining useful life to the carrying amount of the asset. If such carrying amounts exceed the estimated projected operating cash flows of the community, the Company would recognize an impairment loss equal to the amount necessary to adjust the carrying amount of the asset to its estimated fair market value. The Company did not recognize any impairment losses in 2002, 2001 or 2000.

    Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets which are 27 1/2 to 40 years for buildings, 15 to 20 years for major improvements and 3 to 12 years for furniture, fixtures and equipment.

CASH AND CASH EQUIVALENTS The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

DEFERRED FINANCING COSTS Deferred financing costs include certain fees and other external costs incurred in connection with debt financings and are amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the related debt. Deferred financing costs at December 31, 2002 and 2001 are presented net of accumulated amortization of $2,808,000 and $2,129,000, respectively.

INTEREST RATE RISK MANAGEMENT Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Certain Derivative Instruments and Hedging Activities as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities, an amendment of Statement 133 and SFAS No. 138, Accounting for Certain Instruments and Certain Hedging Activities, an amendment of Statement 133 was adopted by the Company on January 1, 2001. SFAS No. 133, as amended, establishes accounting and reporting standards requiring all derivative financial instruments to be carried in the balance sheet as either an asset or liability measured at its fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and on the type of hedge transaction. For derivative financial instruments that qualify as cash flow hedges, changes in fair value of the derivative instrument are reported as a component of other comprehensive income with a corresponding offset to other assets and reclassified into earnings during the same period or periods during which the hedged transaction affects earnings. For hedges where a change in the fair value of the derivative exceeds the change in the fair value of the hedged item, the ineffective portion, if any, is recognized in other income/expense in current period earnings. The Company uses derivative financial instruments in the normal course of business to limit its exposure to fluctuations in interest rates. The Company does not enter into derivative instruments for speculative purposes.

    To manage interest rate risk, the Company may employ interest rate swaps, caps and floors, options, forwards or a combination thereof, depending on the underlying exposure. Interest rate swaps and collars are contractual agreements between the Company and third parties to exchange fixed and floating interest payments periodically without the exchange of the underlying principal amounts (notional amounts). In the unlikely event that a counterparty fails to meet the terms of an interest rate swap contract or collar agreement, the Company's exposure is limited to the interest rate differential on the

                                                   THE TOWN AND COUNTRY TRUST 20


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



notional amount. The Company does not anticipate non-performance by any of its counterparties. Net interest differentials to be paid or received under a swap contract and/or collar agreement are accrued as interest expense as incurred or earned.

INCOME RECOGNITION Revenues from rental property are recognized when due from tenants. Leases are generally for terms of one year or less.

ADVERTISING AND PROMOTION COSTS Advertising and promotion costs are expensed as incurred. Total advertising and promotion expense for each of the years ended December 31, 2002, 2001 and 2000 was $1,384,000, $1,422,000 and $1,300,000,
respectively.

EARNINGS PER COMMON SHARE Basic earnings per common share is computed based upon the weighted average number of common shares outstanding during the year. Diluted earnings per common share is computed based upon common shares outstanding plus the effect of dilutive stock options and other potentially dilutive common stock equivalents. The dilutive effect of stock options and other potentially dilutive common stock equivalents is determined using the treasury stock method based on the Company's average stock price.

MINORITY INTEREST The outstanding limited partnership interests are convertible into common shares of the Company on a one-for-one basis. These interests, in the aggregate, are economically equivalent to 2,466,535 common shares.

USE OF ESTIMATES The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, equity, revenues and expenses. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

STOCK BASED COMPENSATION The Company accounts for its stock based employee compensation plans using the intrinsic value method under the recognition and measurements principle of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). Under APB 25, since the exercise price of the company's employee stock options equals the market price of the underlying stock on the date of grant, and other criteria are met, no compensation expense is recognized.

NEW ACCOUNTING PRONOUNCEMENTS In October 2001, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144). FAS 144 supercedes FAS 121 and certain provisions of APB Opinion 30 with respect to reporting the effects of a disposal of a segment. The Company adopted FAS 144 effective January 1, 2002. The adoption of this new pronouncement had no impact on the financial position or results of operations of the Company.

    In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS No. 145") which rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. It also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers, and amends FASB Statement No. 13, Accounting for Leases. The provisions related to the rescission of FASB Statement No. 4 and its amendment Statement No. 64 are effective for fiscal years beginning after May 15, 2002. This statement eliminates the requirement to report gains and losses from the extinguishment of debt as extraordinary unless they meet the criteria of APB Opinion 30. The Company will adopt SFAS Statement No. 145 on January 1, 2003. The adoption of this new pronouncement is not expected to have a material effect on the financial position or results of operations of the Company.

    The Company has adopted the disclosure provisions of SFAS No. 148, Accounting for Stock Based Compensation-Transition and Disclosure. SFAS No. 148 requires expanded disclosure regarding stock based compensation in the Summary of Significant

                                                   THE TOWN AND COUNTRY TRUST 21


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Accounting Policies in the Notes to the Consolidated Financial Statements and does not have a financial impact on the Company's financial statements. The expanded quarterly disclosure will be required in the Company's quarterly financial reports beginning in the first quarter of 2003.

RECLASSIFICATIONS Certain previously reported amounts have been reclassified to conform to the current presentation.

[NOTE 02] RESTRICTED CASH

The Company maintains certificates of deposit, all with maturities of three months or less, to cover the aggregate amount of resident security deposits retained by the respective communities in certain states.

[NOTE 03] REAL ESTATE ACQUISITIONS AND DISPOSITIONS

The following is a reconciliation of the carrying amount of real estate owned:

(in thousands)                                                              2002        2001        2000
-----------------------------------------------------------------------------------------------------------
Balance at January 1                                                   $ 778,068   $ 756,864   $ 729,746
Real estate purchased                                                         --          --      33,156
Improvements                                                              25,713      21,348      16,951
Real estate sold/disposed                                                   (316)       (144)    (22,989)
                                                                    ---------------------------------------
Balance at December 31                                                 $ 803,465   $ 778,068   $ 756,864

In 2000, the Company disposed of one apartment community in a transaction that was structured to qualify as a tax-deferred exchange under Section 1031 of the Internal Revenue Code that enabled the Company to defer recognition of the related capital gains for income tax purposes. For financial reporting purposes, the Company reported a gain on this sale of $9,461,000.

[NOTE 04] NOTES PAYABLE

The Company has a $439,000,000 collateralized financing facility that matures in 2008. At December 31, 2002, total outstanding borrowings under the facility were $415,152,000. Of this amount, $300,000,000 bears interest at a fixed rate of 6.91%. The remaining $115,152,000 is outstanding at a weighted-average variable rate of 2.85% at December 31, 2002 and can be converted to a fixed-rate term loan at the Company's option. Total outstanding borrowings under the facility as of December 31, 2001 were $382,152,000.

    The Company has a $50 million bank line of credit. Advances under the line bear interest at 120 basis points over LIBOR and are due on demand. Up to $10 million of the line may be used for working capital purposes and $40 million may be used to fund acquisitions. In October 2002, the Company renewed this line of credit through October 2003 and at the Company's option the line may be extended through October 2004. From August, 2001 through April, 2002, the line had modified terms such that $20 million could be used for working capital purposes and $30 million was available to fund acquisitions. As of December 31, 2002, $16,250,000 was outstanding under the line.

    The Company uses interest rate protection agreements to reduce the potential impact of increases in interest rates as required by the loan agreement covering its secured credit facility. On April 26, 2002, the Company replaced an existing $75 million interest rate protection agreement with a new $139 million interest rate protection agreement capping the Company's exposure to LIBOR at 9.35% through March 2007. Subsequently, the Company executed two $20 million floating to fixed interest rate swaps to effectively fix the interest rate on $40 million of floating rate debt under the secured facility at a blended rate of approximately 4.57%. The Company simultaneously sold two $20 million interest rate caps, capping LIBOR at 9.35%. These interest rate protection agreements hedge interest payments consistent with the Company's risk management objective and strategy to reduce exposure to variability in cash flows attributable to increases in LIBOR.

                                                   THE TOWN AND COUNTRY TRUST 22


Notes to Consolidated Financial Statements



During 1998 and 1999, the Company incurred certain mortgage debt primarily to fund the acquisition of additional apartment communities. Information concerning these mortgages is summarized below:

                                                                  BALANCE AT DECEMBER 31,
                                                          ---------------------------------------
Type                      Interest Rate     Maturity                 2002                 2001
-------------------------------------------------------------------------------------------------
Amortizing                        7.74%         2003         $  9,570,000         $  9,771,000
Non-amortizing                    6.81%         2009         $ 33,175,000         $ 33,175,000
Amortizing                        7.85%         2009         $ 17,869,000         $ 18,055,000

All of the Company's 42 properties are secured by first and/or second priority mortgages. In connection with the mortgages, the Company maintains annually renewable bank letters of credit totaling $5,025,000 in lieu of maintaining real estate tax escrows. Certain notes payable agreements contain restrictive covenants relating to the maintenance of specified financial performance ratios. As of December 31, 2002, the Company was in compliance with these covenants.

    The following is a summary of scheduled debt maturities:

          (in thousands)
          ---------------------------------------------------------------
          2003                                               $  26,022
          2004                                                     218
          2005                                                     236
          2006                                                     254
          2007                                                     276
          Thereafter                                           465,010
                                                          ---------------
          Total scheduled debt maturities                    $ 492,016
                                                          ===============

[NOTE 05] INCOME TAXES

Since its inception, the Trust has elected to be taxed as a real estate investment trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code. As a REIT, the Trust generally is not subject to Federal income taxes provided that it meets certain conditions, including the requirement that it distributes at least a threshold percentage, in 2002 and 2001 of 90% and 95% in 2000, of its REIT taxable income to its shareholders. Management believes that the Trust has qualified as a REIT for 2002, 2001 and 2000. Accordingly, no provision has been made for Federal income taxes. Although the Trust qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property and to Federal income and excise taxes on its undistributed income, if any.

    The Company makes a number of special allocations for tax purposes only. In general, 100% of the interest deductions related to $232,000,000 of borrowings are allocated to the Trust and 85% of depreciation deductions related to 32 of the communities are allocated to the minority interest ownership.

                                                   THE TOWN AND COUNTRY TRUST 23


Notes to Consolidated Financial Statements



The following table reconciles GAAP net income to Federal taxable income for the years ended December 31, 2002, 2001 and 2000:

(in thousands)                                                              2002        2001        2000
-----------------------------------------------------------------------------------------------------------
GAAP net income before minority interest                               $  20,629   $  17,301   $  25,812
Book/tax depreciation and amortization difference                           (272)        (69)       (557)
Book gain on 1031 tax deferred exchange                                       --          --      (9,461)
Separation expense, timing differences                                    (1,982)      2,388          --
Deferred compensation, timing differences                                 (1,666)        419         642
Other operating book/tax differences, net                                 (1,219)     (1,187)       (610)
Allocated to minority interest                                             2,420       1,009       1,405
                                                                    ---------------------------------------
REIT taxable income before dividends                                   $  17,910   $  19,861   $  17,231
                                                                    =======================================
Dividends paid                                                         $  27,941   $  27,654   $  26,817
                                                                    =======================================

For income tax purposes, dividends to common shareholders consist of ordinary income and return of capital. For the years ended December 31, 2002, 2001 and 2000, dividends paid per share were taxable as follows:

                                  2002              2001              2000
                        ---------------------------------------------------------
                             Amount      %     Amount      %     Amount      %
---------------------------------------------------------------------------------
Ordinary income              $ 1.13     66%    $ 1.29     75%    $ 1.25     74%
Return of capital               .59     34%       .43     25%       .43     26%
                        ---------------------------------------------------------
Total dividend               $ 1.72    100%    $ 1.72    100%    $ 1.68    100%
                        =========================================================

[NOTE 06] SEPARATION EXPENSES

During the first quarter of 2001, the Company recorded a nonrecurring charge of approximately $3.3 million, or $0.18 per diluted share, relating to the departure of two senior executives and one non-executive officer. Included in this charge is approximately $1.2 million of non-cash items relating principally to the vesting of restricted stock grants made in prior years.

[NOTE 07] EMPLOYEE BENEFIT PLANS

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

                                                   THE TOWN AND COUNTRY TRUST 24


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



A summary of the Company's share option activity during the three years ended December 31, 2002 is as follows:

                                           Incentive    Non-qualified                           Weighted Average
                                             Options          Options           Option Price      Exercise Price
-------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2000                   393,222          270,163      $ 13.50 - $ 22.00             $ 14.89
Granted                                           --            6,000                $ 17.875            $ 17.88
Exercised                                    (95,675)         (32,730)     $ 14.00 - $ 15.25             $ 14.69
Forfeited                                     (8,534)              --      $ 14.00 - $ 15.125            $ 14.60
                                       --------------------------------
Balance at December 31, 2000                 289,013          243,433      $ 13.50 - $ 22.00             $ 14.98
Granted                                       40,990           45,010      $ 19.125- $ 19.36             $ 19.34
Exercised                                    (47,923)         (11,365)     $ 14.00 - $ 15.25             $ 14.75
Forfeited                                       (666)              --                $ 15.25             $ 15.25
                                       --------------------------------
Balance at December 31, 2001                 281,414          277,078      $ 13.50 - $ 22.00             $ 15.68
Granted                                       96,247          140,753      $ 20.99 - $ 21.30             $ 21.29
Exercised                                   (102,744)         (57,710)     $ 14.00 - $ 15.25             $ 14.78
Forfeited                                       (200)              --                $ 15.125            $ 15.13
                                       --------------------------------
Balance at December 31, 2002                 274,717          360,121      $ 13.50 - $ 22.00             $ 18.00
                                       ================================

Shares exercisable at December 31:
  2002                                       151,143          201,361      $ 13.50 - $ 22.00             $ 15.66
                                       ================================
  2001                                       221,460          223,700      $ 13.50 - $ 22.00             $ 15.05
                                       ================================
  2000                                       251,082          214,697      $ 13.50 - $ 22.00             $ 14.72
                                       ================================

An additional 500,950, 814,000 and 919,334 common shares have been authorized for issuance in future grants of options under the Plans as of December 31, 2002, 2001 and 2000, respectively. The option price of future grants may not be less than the fair market value of the shares on the date of grant.

    Pro forma information regarding net income and earnings per share as required by Statement 148, which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement, is set forth in the table below:

(in thousands, except per share information)                                2002        2001        2000
-----------------------------------------------------------------------------------------------------------
Net income, as reported                                                $  17,292   $  14,956   $  22,291
Add: Total stock compensation expense included
  in reported net income                                               $     597   $   1,284   $     643
Less: Total stock based compensation expense determined
  under the fair value method for all awards                           $    (688)  $  (1,356)  $    (691)
                                                                    ---------------------------------------
Pro forma net income                                                   $  17,201   $  14,884   $  22,243
                                                                    =======================================
Earnings per share:
  Basic, as reported                                                   $    1.08   $     .95   $    1.43
  Basic, pro forma                                                     $    1.08   $     .95   $    1.42
  Diluted, as reported                                                 $    1.07   $     .93   $    1.40
  Diluted, pro forma                                                   $    1.06   $     .92   $    1.40

For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

                                                   THE TOWN AND COUNTRY TRUST 25


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



The fair value for the options was estimated at the date of grant using Black-Scholes option valuation model with the following weighted-average assumptions:

                                                                            2002        2001        2000
-----------------------------------------------------------------------------------------------------------
Risk free interest rate                                                     4.3%        4.9%        4.9%
Dividend yield                                                              8.1%        8.9%        9.6%
Volatility factor                                                            .17         .18         .19
Weighted-average expected life (in years)                                      5           5           5

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected share price volatility. Because the Company's employee share options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee share options.

    The weighted average per share fair value of options granted during the years ended December 31, 2002, 2001 and 2000 was $1.10, $.94 and $.80,
respectively. The weighted average remaining contractual life of options granted is 6.11 years.

401(K) PLAN The Company has a 401(k) plan that covers substantially all of its associates with more than thirty days of service. Effective January 1, 2001, the 401(k) Plan was amended to comply with Internal Revenue Service requirements to qualify as a 401(k) Safe Harbor Plan whereby discretionary contributions made by the Company are 100% vested. Prior to the amendment, the Plan provided for vesting over a five year period beginning with the completion of three years of service. The aggregate cost of the Company's contributions to the 401(k) Plan was $472,000, $403,000, and $290,000 for the years ended December 31, 2002,
2001, and 2000, respectively.

RESTRICTED SHARES From 1995 through 2001, the Company granted 353,000 restricted common shares to certain officers, pursuant to the 1993 and 1997 Plans. In January 2002, the Company granted an additional 76,250 restricted shares under the 1997 Plan. The stock price on the date of grant was $21.30. Under the terms of the grants, the shares become fully vested upon termination of the officer-shareholder's employment due to (i) retirement from the Company; (ii) death or disability or (iii) a change of control, as defined in the Plans. Should a shareholder-officer leave the Company for any other reason, the restricted shares are subject to forfeiture. The market value of the shares awarded as of the dates of grant has been recorded as Unearned Compensation - Restricted Stock and the unamortized portion ($2,997,000 and $1,970,000 at December 31, 2002 and 2001 respectively) is reflected in the accompanying Balance Sheet as a separate component of Shareholders' Equity and is amortized into income as deferred compensation expense over the estimated vesting period. Such deferred compensation totaled $597,000, $1,284,000 and $643,000 for the years ended December 31, 2002, 2001, and 2000, respectively. Amortization for 2001 includes accelerated vesting of $865,000 classified as separation expense (See Note 6).

SUPPLEMENTAL EMPLOYEE RETIREMENT PLAN The Company has a split-dollar life insurance plan for certain officers. The Company advances the premiums on life insurance policies for certain officers where such advances are not considered loans under the Sarbanes-Oxley Act of 2002. The policies are assigned to the Company. In the event of retirement or death, the Company will be repaid the aggregate amount of premiums paid from the cash surrender value at the time the benefits are paid. The remaining value is paid to the employee or beneficiary. The aggregate cash surrender values of the policies totalled $404,000 and $320,000 as of December 31, 2002 and 2001, respectively, and are recorded as an asset to the Company.

                                                   THE TOWN AND COUNTRY TRUST 26


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



[NOTE 08] LEASES

The Company leases certain office facilities and equipment under noncancellable operating leases. Future minimum rental commitments under noncancellable leases with remaining terms in excess of one year are as follows at December 31, 2002:

            (in thousands)
            -----------------------------------------------
            2003                                   $ 474
            2004                                     369
                                              -------------
            Total                                  $ 843
                                              =============

Total rent expense for the years ended December 31, 2002, 2001, and 2000, was approximately $483,000, $488,000, and $478,000, respectively.

[NOTE 09] DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN

In July 2002, the Company adopted a Dividend Reinvestment and Share Purchase Plan (the "Plan") pursuant to which shareholders may purchase additional shares of beneficial interest through reinvestment of dividends or by optional cash investment. Shares may be acquired by the Plan either from the Company issuing new shares or by the Plan administrator acquiring shares in the open market. The Company has registered 750,000 common shares of beneficial interest for potential issuance under the Plan. During 2002, the Plan acquired a total of 3,951 shares, including 1,865 newly issued shares purchased directly from the Company, at a weighted average price per share of $21.93.

[NOTE 10] DISTRIBUTIONS TO MINORITY INTEREST IN EXCESS OF EARNINGS

During 2002, the amounts reported under the caption "Minority interest" in the accompanying Balance Sheet was reduced to zero. Accounting principles generally accepted in the United States require that, for financial reporting purposes, an additional allocation of income be made to the minority interest account in an amount necessary to keep such balance from falling below zero.

[NOTE 11] RELATED PARTY TRANSACTIONS

At December 31, 2002 and 2001, the Company had unsecured loans receivable from two officers in the aggregate amount of $106,000 and $366,000, respectively. The loans bear interest at rates comparable to the rate earned on the Company's invested funds. In connection with the separation of a senior executive, $250,000 of this indebtedness was forgiven effective January 2002. The Trust recorded the related expense as part of separation expense in 2001.

During 2002, 2001 and 2000, a Trustee of the Company was a partner of a law firm that is general counsel to the Company. The Company incurred fees of $302,000, $411,000, and $326,000 for legal services provided by this firm during 2002, 2001 and 2000, respectively.

[NOTE 12] FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2002 and 2001. FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                   THE TOWN AND COUNTRY TRUST 27


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                                                   DECEMBER 31, 2002                        DECEMBER 31, 2001
                                     -------------------------------------------------------------------------------
(in thousands)                          Carrying Amount        Fair Value        Carrying Amount       Fair Value
--------------------------------------------------------------------------------------------------------------------
Fixed rate notes                              $ 360,614         $ 404,690              $ 361,001        $ 371,632
Floating rate notes                           $ 131,402         $ 131,402              $ 114,402        $ 114,402

The carrying amounts shown in the above table are included in the accompanying Balance Sheet under the captions "Notes payable-secured" and "Notes payable-unsecured." The fair value of the fixed rate portion of the Company's notes payable is estimated by discounting expected cash flows based on the Company's incremental borrowing rate for similar types of borrowing arrangements. The floating rate portion of the Company's notes payable approximated market. Cash equivalents, other assets, accounts payable and other liabilities are carried at amounts which reasonably approximate their fair value.

    The following table presents the fair value of outstanding derivative financial instruments, based on external market quotations as of December 31, 2002.

 Notional Amount   Fixed Rate        Type of Contract        Effective Date   Contract Maturity        Fair Value
--------------------------------------------------------------------------------------------------------------------
  $ 139,000,000      9.35%                            Cap       April, 2002         April, 2007     $    673,000
  $ (40,000,000)     9.35%                            Cap     January, 2003         April, 2007     $   (184,000)
  $  20,000,000      4.84%       Swap (Floating to Fixed)     January, 2003         April, 2007     $ (1,621,000)
  $  20,000,000      3.48%       Swap (Floating to Fixed)     January, 2003         April, 2007     $   (508,000)

During the year ended December 31, 2002, the Company recorded $2,024,000 of unrealized losses in accumulated other comprehensive income (loss), with a corresponding adjustment to other liabilities, and a $56,000 loss in net income related to the ineffective portion of the Company's hedging instruments. The Company expects to reclassify $1,076,000 in the next twelve months from other comprehensive loss to interest expense as interest payments are made under the swap agreements. Comprehensive income was $15,268,000 for the year ended December 31, 2002.

[NOTE 13] UNAUDITED QUARTERLY RESULTS OF OPERATIONS

The following is a summary of quarterly results of operations for the years ended December 31, 2002 and 2001.

(in thousands, except per share data)    QUARTER ENDED          March 31         June 30    September 30     December 31
---------------------------------------------------------------------------------------------------------------------------
2002
Revenues                                                        $ 31,783        $ 32,526        $ 33,001        $ 33,108
Operating income before G&A and interest                          13,431          13,927          14,137          14,014
Net income                                                         4,192           4,596           4,388           4,116
Earnings per share - basic                                           .26             .29             .27             .26
Earnings per share - diluted                                         .26             .28             .27             .25
---------------------------------------------------------------------------------------------------------------------------
2001
Revenues                                                        $ 30,905        $ 31,623        $ 32,182        $ 32,222
Operating income before G&A,
  separation and interest                                         13,716          14,053          14,259          14,209
Net income                                                           907           4,252           4,801           4,996
Earnings per share - basic                                           .06             .27             .31             .32
Earnings per share - diluted                                         .06             .26             .30             .31

                                                   THE TOWN AND COUNTRY TRUST 28


[NOTE 14] SUBSEQUENT EVENT

On February 5, 2003, the Board of Trustees declared a quarterly dividend of $.43 per share, aggregating approximately $7,000,000. Concurrent with the payment of the dividend, a limited partnership ownership distribution of approximately $1,061,000 will be made to the minority interest holders. The dividend and distribution will be paid on March 10, 2003 to shareholders of record as of February 21, 2003.




Report of Independent Auditors




TO THE BOARD OF TRUSTEES AND SHAREHOLDERS
THE TOWN AND COUNTRY TRUST

We have audited the accompanying consolidated balance sheets of The Town and Country Trust (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' (deficit) equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Town and Country Trust at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.


                                                           /s/ ERNST & YOUNG LLP

Baltimore, Maryland
January 24, 2003

INVESTOR INFORMATION



BOARD OF TRUSTEES                         OFFICERS
-----------------                         -----------------

Harvey Schulweis                          Harvey Schulweis
Chairman                                  Chairman
President and                             President and
Chief Executive Officer                   Chief Executive Officer

Nancy Lerner Beck                         Thomas L. Brodie
Private Investor                          Executive Vice President
                                          Co-Chief Operating Officer
James H. Berick, Esq.
Retired Partner,                          James Dolphin
Squire, Sanders & Dempsey L.L.P.          Executive Vice President
                                          Co-Chief Operating Officer
H. Grant Hathaway
Retired Vice Chairman,                    W. Daniel Brown
MNC Financial, Inc.                       Senior Vice President
and Maryland National Bank                Human Resources

Ambassador Milton A. Wolf, Ph.D.          Gerald J. Haak
United States Ambassador, Retired;        Senior Vice President
Chairman,                                 Property Operations
Milton A. Wolf Investors;
Chairman,                                 Alan W. Lasker
Zehman Wolf Management                    Senior Vice President
                                          Chief Financial Officer
------------------------
                                          Richard M. Berkowitz
Corporate Headquarters                    Vice President
The Town and Country Trust                Capital Improvements
100 South Charles Street
Baltimore, Maryland 21201                 David T. Boyce
Telephone: 410.539.7600                   Vice President
                                          Regional Property Manager
General Counsel
Squire, Sanders & Dempsey L.L.P.          Anthony P. Conrad
Cleveland, Ohio 44114                     Vice President
                                          Acquisitions
Transfer Agent
National City Bank                        William J. Fishell
Cleveland, Ohio 44114                     Vice President
Telephone: 800.622.6757                   Controller

Independent Auditors                      Margaret B. Hale
Ernst & Young LLP                         Vice President
Baltimore, Maryland 21201                 Marketing

Stock Exchange Listing                    Karen S. Mitchell
New York Stock Exchange                   Vice President
Symbol: TCT                               Regional Property Manager

Website Address                           Elizabeth R. Naughton
www.tctrust.com                           Vice President
                                          Regional Property Manager

                                          J. Andrew Pierson
                                          Vice President
                                          Information Technology

[TCT LISTED NYSE GRAPHIC]                 Dennis E. Smith
                                          Vice President
[REIT NA GRAPHIC]                         Insurance


     COMMON STOCK MARKET PRICES AND DIVIDENDS
------------------------------------------------------
                            Sales Price           Cash
                        -------------------  Dividends
QUARTER ENDED            High         Low     Declared
------------------------------------------------------
March 31, 2001          $19.90       $18.60       $.43
June 30, 2001           $20.45       $17.30       $.43
September 30, 2001      $21.00       $18.20       $.43
December 31, 2001       $22.40       $19.20       $.43
March 31, 2002          $22.15       $20.50       $.43
June 30, 2002           $23.69       $19.70       $.43
September 30, 2002      $23.30       $17.71       $.43
December 31, 2002       $21.50       $17.85       $.43

On February 5, 2003, a cash dividend of $.43 per share was declared, payable March 10, 2003, to shareholders of record as of February 21, 2003.

At December 31, 2002, the approximate number of record holders of the Trust's shares was 594. This does not include beneficial owners for whom Cede & Co. or others act as nominee.

FORM 10-K
The Trust is pleased to provide, without charge, a copy of its 2002 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, to any shareholder upon written request to Alan W. Lasker, Senior Vice President and Chief Financial Officer, The Town and Country Trust, 100 South Charles Street, Baltimore, Maryland 21201.

ANNUAL MEETING
The annual meeting will be held at the Center Club, 100 Light Street, Baltimore, Maryland on May 7, 2003 at 11:00 a.m.









THE TOWN AND COUNTRY TRUST (NYSE:TCT) is a self-administered and self-managed real estate investment trust which owns and manages 15,237 units in 42 multifamily properties in major markets in the Mid-Atlantic and Southeast states.


Design: Nufolio   Editorial: Arthur J. Lohman

[TOWN AND COUNTRY LOGO]


THE TOWN AND COUNTRY TRUST
100 South Charles Street
Baltimore, Maryland 21201

             Schedule III--Real Estate and Accumulated Depreciation
                           The Town and Country Trust
                               December 31, 2002


                                              INITAL COST (c)
                                        ------------------------
                        NON-RECOURSE                 BUILDINGS         IMPROVEMENTS
    PROPERTY             MORTGAGE                      AND          MADE SUBSEQUENT
 DESCRIPTION (a)           DEBT (b)       LAND      IMPROVEMENTS    TO ACQUISITION (d)
------------------------------------------------------------------------------------------
                                                                        (in thousands)
MARYLAND
Foxhaven                      $8,386      $1,849         $11,929                $3,653
Gardenwood                    11,002           0          17,182                 3,117
West/Greensview/
West Commercial               47,742       8,824          37,783                15,369
Watkins Station                7,224       1,505           6,889                 4,976
Hollows                        9,673       1,424          10,401                 1,984
Rolling Road                   8,801           0          13,376                 3,330
Woodhill                       9,299       1,317          10,097                 2,718
Woodmoor                       6,601       1,690          11,110                 3,521
Hallfield                      1,868         320           2,240                   450
Ridgeview                      6,144       1,138           7,513                 1,350
Charlesmont                   11,749       2,049          13,972                 3,443
Bowley's Quarters              8,843       1,795          10,549                 3,427
Harford                        9,175       1,474          10,511                 4,734
Tall Oaks                     11,168       1,397           9,845                 4,086
Willow Lake                   14,281       1,781          14,088                 6,847
Steeplechase                  19,512       2,749          18,151                10,319
Rossville                     16,772       3,136          19,944                 4,854
Versailles                     9,590       1,599          10,921                 4,447
Fox Run                       11,458       2,498          11,412                   934
Stonegate                     11,375       2,887          13,261                   870

PENNSYLVANIA
Hidden Village                 5,812       1,229           7,447                 2,043
Emmaus                         8,594       1,394           9,577                 2,659
Hanover                        4,401         590           4,946                 1,329
Lancaster East                 5,646         812           8,249                 2,809
Lancaster West                 8,801       1,285          12,794                 3,973
York                           7,971       1,951          10,622                 1,522
Rolling Hills                  4,193       1,282           5,842                   716

VIRGINIA
Barton's Crossing             33,295       7,320          33,845                 2,943
The Glen                       5,895       1,157           5,269                 1,178
McNair Farms                  13,866       3,564          16,237                 2,914
University Heights            23,996       5,789          26,371                 2,322
Carlyle Station               20,716       4,259          19,610                 3,002

DELAWARE
Christina Mill                 9,715       2,288          10,454                 1,101

NORTH CAROLINA
Forest Ridge                  12,050       3,369          15,705                 1,510
Fairington                    11,425       3,307          15,066                 2,768

FLORIDA
Windermere                     9,700       2,809          12,797                 1,288
Twelve Oaks                    9,570       3,100          13,711                 1,054
Heron's Run                    7,597       2,795          12,754                   946
Kirkman                       16,250       4,565          20,795                   985
Perico                        10,197       2,491          11,248                   652
Mcintosh                       7,672       2,029           9,194                   709
Gardens East                  13,991       5,970          27,182                 1,417

OTHER                              0           0             814                 4,706
                        ------------------------------------------------------------------
Total                       $492,016    $102,787        $571,703              $128,975
                        ==================================================================

                               GROSS AMOUNT AT WHICH
                             CARRIED AT CLOSE OF PERIOD
                        ------------------------------------
                                     BUILDINGS                  ACCUMULATED
    PROPERTY                           AND          TOTAL      DEPRECIATION      YEAR      USEFUL
 DESCRIPTION (a)          LAND      IMPROVEMENTS      (e)           (f)         ACQUIRED     LIFE
--------------------------------------------------------------------------------------------------
MARYLAND
Foxhaven                  $1,849         $15,582     $17,431          $9,993    1993 (h)     (g)
Gardenwood                     0          20,299      20,299          13,558    1993 (h)     (g)
West/Greensview/
West Commercial            8,824          53,152      61,976          29,647    1993 (h)     (g)
Watkins Station            1,505          11,865      13,370           5,580    1993 (h)     (g)
Hollows                    1,424          12,385      13,809           8,284    1993 (h)     (g)
Rolling Road                   0          16,706      16,706          10,640    1993 (h)     (g)
Woodhill                   1,317          12,815      14,132           8,291    1993 (h)     (g)
Woodmoor                   1,690          14,631      16,321           9,287    1993 (h)     (g)
Hallfield                    320           2,690       3,010           1,831    1993 (h)     (g)
Ridgeview                  1,138           8,863      10,001           6,062    1993 (h)     (g)
Charlesmont                2,049          17,415      19,464          11,065    1993 (h)     (g)
Bowley's Quarters          1,795          13,976      15,771           8,326    1993 (h)     (g)
Harford                    1,474          15,245      16,719           8,646    1993 (i)     (g)
Tall Oaks                  1,397          13,931      15,328           7,735    1993 (h)     (g)
Willow Lake                1,781          20,935      22,716          11,560    1993 (h)     (g)
Steeplechase               2,749          28,470      31,219          15,181    1993 (h)     (g)
Rossville                  3,136          24,798      27,934          15,818    1993 (h)     (g)
Versailles                 1,599          15,368      16,967           8,958    1993 (h)     (g)
Fox Run                    2,498          12,346      14,844           4,963    1993         (g)
Stonegate                  2,887          14,131      17,018           4,168    1994         (g)

PENNSYLVANIA
Hidden Village             1,229           9,490      10,719           6,329    1993 (h)     (g)
Emmaus                     1,394          12,236      13,630           7,872    1993 (h)     (g)
Hanover                      590           6,275       6,865           4,263    1993 (h)     (g)
Lancaster East               812          11,058      11,870           7,111    1993 (h)     (g)
Lancaster West             1,285          16,767      18,052          10,983    1993 (h)     (g)
York                       1,951          12,144      14,095           8,662    1993 (h)     (g)
Rolling Hills              1,282           6,558       7,840           2,788    1993         (g)

VIRGINIA
Barton's Crossing          7,320          36,788      44,108          15,646    1993         (g)
The Glen                   1,157           6,447       7,604           2,529    1993         (g)
McNair Farms               3,564          19,151      22,715           7,590    1993         (g)
University Heights         5,789          28,693      34,482          11,907    1993         (g)
Carlyle Station            4,259          22,612      26,871           6,089    1994         (g)

DELAWARE
Christina Mill             2,288          11,555      13,843           3,216    1994         (g)

NORTH CAROLINA
Forest Ridge               3,369          17,215      20,584           2,668    1998         (g)
Fairington                 3,307          17,834      21,141           2,699    1998         (g)

FLORIDA
Windermere                 2,809          14,085      16,894           1,939    1998         (g)
Twelve Oaks                3,100          14,765      17,865           2,061    1998         (g)
Heron's Run                2,795          13,700      16,495           1,536    1999         (g)
Kirkman                    4,565          21,780      26,345           2,724    1999         (g)
Perico                     2,491          11,900      14,391           1,333    1999         (g)
Mcintosh                   2,029           9,903      11,932           1,102    1999         (g)
Gardens East               5,970          28,599      34,569           2,413    2000         (g)

OTHER                          0           5,520       5,520           2,712    1993         (g)
                        ----------------------------------------------------
Total                   $102,787        $700,678    $803,465        $315,765
                        ====================================================

                              NOTES TO SCHEDULE III
                           THE TOWN AND COUNTRY TRUST
                                 (IN THOUSANDS)


(a) All properties are garden apartment communities with the exception of one commercial building included in the West/Greensview/West Commercial Partnership.

(b) See description of mortgages payable in Note 4 of Notes to Consolidated Financial Statements of the Company.

(c) Initial cost for properties originally acquired from the Predecessor (see note (h) below) represents the historical cost as of August 23, 1993 plus the acquisition of non-controlled interests in the Predecessor on August 23, 1993. The initial cost of all other property acquisitions represents the cost to purchase the property at the date of acquisition.

(d) The aggregate cost of land, buildings and equipment on a Federal Income Tax basis is $676,411 at December 31, 2002.

(e)   Reconciliation of Real Estate Properties
      --------------------------------------------------------
         Balance at January 1, 2000                                                       $   729,746
         Acquisition of new partnerships                                                       33,156
         Other additions                                                                       16,951
         Other dispositions                                                                   (22,989)
                                                                                      ------------------
         Balance at December 31, 2000                                                         756,864
         Other additions, net of retirements                                                   21,204
                                                                                      ------------------
         Balance at December 31, 2001                                                         778,068
         Other additions, net of retirements                                                   25,397
                                                                                      ------------------
         Balance at December 31, 2002                                                     $   803,465
                                                                                      ==================

(f)   Reconciliation of Accumulated Depreciation
      --------------------------------------------------------
         Balance at January 1, 2000                                                       $   264,180
         2000 depreciation expense, net of retirements                                          9,245
                                                                                      ------------------
         Balance at December 31, 2000                                                         273,425
         2001 depreciation expense, net of retirements                                         20,719
                                                                                      ------------------
         Balance at December 31, 2001                                                         294,144
         Other additions, net of retirements                                                   21,621
                                                                                      ------------------
         Balance at December 31, 2002                                                    $    315,765
                                                                                      ==================

(g)   Depreciation is computed based upon the following estimated lives:

                                                  Assets acquired       Assets acquired
                                                   subsequent to            prior to
                                                  January 1, 1994      December 31, 1993
                                               --------------------------------------------
          Buildings                                 27.5 years             40 years
          Building improvements                     15 to 19 years         20 years

          Furniture, fixtures and equipment         3 to 12 years          5 to 12 years

(h)   Denotes property originally purchased in 1979 by the Predecessor.